Driving profitable growth




TDS

Telephone and Data Systems, Inc.
2004 Annual Report

Our Mission:
To provide outstanding communications services to our customers and meet the needs of our shareholders, our people and our communities.

☆ TDS corporate headquarters, Chicago, Ill.
■ U.S. Cellular current operations
U.S. Cellular market to be launched in 2005 (St. Louis, Mo.)
TDS Telecom operations

About Our Company

, a FORTUNE 500 company, is a diversified telecommunications corporation founded in 1969 and headquartered in Chicago, Ill. Through its strategic business units, U.S. Cellular and TDS Telecom, TDS operates primarily by providing wireless and fixed telecommunications service. TDS builds value for its shareholders by providing excellent communications services in growing, closely related segments of the telecommunications industry. The company employs 11,500 people and serves 6.1 million wireless and wireline customers in 36 states. TDS is traded on the American Stock Exchange (AMEX) under the stock ticker TDS. More information on TDS can be found on the company's web site at www.teldta.com.

U.S. Cellular is TDS's 82-percent owned wireless telephone subsidiary. The seventh largest wireless service provider in the United States, U.S. Cellular serves 4.9 million customers in 146 markets in 25 states. The Chicago-based company operates on a customer-satisfaction strategy, meeting customer needs by providing a comprehensive range of wireless products and services, superior customer support and a high-quality network. U.S. Cellular is traded on the American Stock Exchange (AMEX) under the stock ticker USM. More information on U.S. Cellular is available at www.uscellular.com.

TDS Telecom is TDS's wholly owned wireline telecommunications subsidiary headquartered in Madison, Wis. With nearly 1.2 million access line equivalents, TDS Telecom provides high-quality, locally based telecommunications services to rural and suburban communities in 30 states. TDS Telecom's Incumbent Local Exchange Carrier (ILEC) operations serve 730,400 access line equivalents in 28 states. TDS Telecom's *Competitive Local Exchange* Carrier (CLEC) operates under the brand TDS Metrocom and serves 426,800 access line equivalents in five states. More information on TDS Telecom and TDS Metrocom is available at www.tdstelecom.com and www.tdsmetro.com.

Driving Profitable Growth

TDS places a great deal of emphasis on profitable growth. TDS's 2004 annual report highlights the various ways U.S. Cellular and TDS Telecom are driving profitable growth today to ensure TDS's continued success tomorrow. Integral to the company's success and *a key growth driver for both* U.S. Cellular and TDS Telecom is their focus on satisfying their customers — both current customers and those in the future. This customer focus is what differentiates both companies from their competition, and has proven an effective strategy since TDS's beginnings.

Financial Highlights

(Dollars in thousands, except per share amounts)	2004	2003	Percent Change
Operating revenues			
U.S. Cellular	$ 2,837,619	$ 2,582,783	10%
TDS Telecom	882,770	862,433	2%
	$ 3,720,389	$ 3,445,216	8%
Operating income	220,751	267,888	(18)%
Depreciation, amortization and accretion	667,956	595,732	12%
Operating income before depreciation, amortization and accretion*	888,707	863,620	3%
Loss on impairment of intangible assets	29,440	49,595	n/m
Loss on impairment of long-lived assets	87,910	4,914	n/m
(Gain) loss on assets held for sale	(10,806)	45,908	n/m
Operating cash flow*	$ 995,251	$ 964,037	3%
Income from continuing operations	$ 42,642	$ 60,006	(29)%
Basic weighted average common shares (000s)	57,296	57,721	(1)%
Basic earnings per share (EPS)	$ 0.85	$ 0.80	6%
Diluted earnings per share (EPS)	0.84	0.79	6%
Dividends per share	0.66	0.62	6%
Common stockholders' equity	$ 3,190,748	$ 3,078,872	4%
Return on average equity	1.4%	2.0%	n/m
Capital expenditures	$ 798,252	$ 776,967	3%
Total assets	$10,993,841	$10,193,338	8%
Wireless customers	4,945,000	4,409,000	12%
Telephone access line equivalents			
Incumbent Local Exchange Carrier (ILEC)	730,400	722,200	1%
Competitive Local Exchange Carrier (CLEC)	426,800	364,800	17%
Common share record owners	2,067	2,183	(5)%
Total employees	11,500	10,900	6%

n/m = percent change not meaningful

*See pages 19-20 for information relating to non-GAAP financial information.



TDS Customers
Wireless customers/Wireline access line equivalents (in thousands)
5-Year Compound Annual Growth Rate: 13%
7,000
5,600
4,200
2,800
0
3,793
5,106
5,496
6,102
00
01
02
03
04

☐ U.S. Cellular ■ TDS Telecom



Operating Revenues
(dollars in millions)
5-Year Compound Annual Growth Rate: 12%
$4,000
$3,000
$2,000
$1,000
$0
$2,327
$2,589
$2,998
$3,445
$3,720
00
01
02
03
04

☐ U.S. Cellular ■ TDS Telecom

Table of Contents

To Our Shareholders

People are communicating more than ever... and TDS companies compete vigorously to meet our customers' evolving needs and desires.

2004 — A Good Year of Progress by TDS Companies

U.S. Cellular achieved strong customer growth, and TDS Telecom recorded an increase in access line equivalents. As a result, TDS grew its consolidated revenues 8 percent and its basic earnings per share 6 percent over 2003. Each TDS business made significant strides in delivering on its customer-satisfaction strategies.

U.S. Cellular

TDS's largest business unit, U.S. Cellular, is focused on driving growth through attracting and keeping highly satisfied customers. It accomplishes this through its excellent quality network, superior customer service and effective distribution channels. U.S. Cellular is also strengthening its regional footprint and is making its service offerings more differentiated and attractive by expanding its popular **easy**edge[SM] data services.

U.S. Cellular's customer-satisfaction strategy continues to be effective in attracting and retaining quality customers. In 2004, U.S. Cellular added a record 627,000 net customers, not including divestitures, an increase of 40 percent over 2003. U.S. Cellular has attained a post-pay customer churn rate that is one of the lowest in the wireless industry. The company's low churn rate is also one of its strongest "assets," because adding a new customer costs substantially more than keeping an existing customer satisfied. U.S. Cellular's average post-pay churn rate was only 1.5 percent per month in 2004. This was the seventh consecutive year that U.S. Cellular attained a rate below 2 percent, a tremendous record that results from the company's passion for providing outstanding service to customers. The low churn rate in 2004 is particularly noteworthy because wireless number portability was fully implemented in the middle of the year.

U.S. Cellular's dramatic growth in customers drove significant increases in revenues. On a comparable basis, net of divested properties, U.S. Cellular grew its service revenues 15 percent over 2003.

During the year, U.S. Cellular completed its three-year wireless network upgrade initiative — ahead of schedule and below the original spending plan. As a result, all U.S. Cellular markets now support CDMA 1X technology. The 1X technology allows U.S. Cellular to offer its popular **easy**edge data services. Customer take rates for data services are above expectations, and they have become a strong source of revenue growth. Data-service revenues were $67 million for the year 2004 and $23 million in the last quarter of the year alone. Data take rates and average per customer data revenue should continue to grow as U.S. Cellular continues to add to the data services it offers.

During the year U.S. Cellular added 840 cell sites, a company record for any year. Network quality measured internally and through independent drive tests continued to improve. Many of the added cells were in the three new markets launched during the year: Oklahoma City, Okla.; Portland, Maine; and Lincoln, Neb. These new market launches have gone very well from the start, with strong customer additions and solid levels of customer satisfaction.

In the wireless competitive landscape, we were pleased to see the long-awaited consolidation of the national wireless providers begin to take effect with the merger of Cingular Wireless and AT&T Wireless. The recent announcement of a planned Sprint-Nextel merger is another positive development. We have long believed that consolidation will benefit both consumers and the industry. Fewer national providers should promote incentives for investment in service quality and lessen incentives for uneconomical pricing. U.S. Cellular is very well situated as a successful regional carrier with an intense customer focus. The company competes selectively in areas where its believes it can win a substantial market share of high-quality customers.

Also during 2004, U.S. Cellular strengthened its footprint by divesting several small operations that were not important to its ongoing market clusters.

On a more recent note, we were pleased with the results of the Federal Communications Commission (FCC)'s Auction 58 in February 2005. U.S. Cellular is a limited partner in Carroll Wireless L.P., which participated in the auction and was the successful bidder for 17 licenses. All the licenses purchased complement U.S. Cellular's existing footprint.

The momentum created by strong growth in customers at U.S. Cellular, driven by high customer satisfaction and low churn, is continuing into 2005.

TDS Telecom

TDS Telecom also achieved meaningful growth in 2004. Revenues at TDS Metrocom, TDS Telecom's competitive local exchange carrier (CLEC) operations, were up 7 percent, and revenues for the incumbent local exchange carrier (ILEC) operations rose 1 percent, for a consolidated TDS Telecom



Walter C.D. Carlson (left), Chairman of the Board, and LeRoy T. Carlson, Jr., (right) President and Chief Executive Officer

revenue growth of 2.4 percent. TDS Metrocom added 62,000 access line equivalents, while our ILEC added 8,000 access line equivalents. Both rates of growth represented excellent results compared to industry peers. ILEC operating cash flow rose by $13 million, while CLEC operating cash flow was flat despite an extremely challenging CLEC regulatory environment.

Data services are an important part of TDS Telecom's growth strategy at both the ILEC and the CLEC. The success of TDS Telecom's rapidly growing high-speed data offerings — and their future potential — is seen by the milestone the ILEC operations achieved in November 2004, when our Digital Subscriber Line (DSL) market share surpassed that of cable modems in those markets where our ILECs provide DSL service. DSL ILEC connections grew by 78 percent during the year. The company's CLEC also made good progress, with DSL connections growing by 44 percent.

Another growth driver for TDS Telecom is its long-distance services, where it operates as a reseller. TDS Telecom's ILEC has been very successful in increasing its long-distance customer base and penetration by offering large-minute plans in most of the states it serves, and unlimited plans in some states. ILEC long-distance lines increased in 2004 by 28 percent. TDS Telecom offers long-distance and high-speed data service offerings in packages, simplifying purchase decisions for customers and increasing customer loyalty.

During 2004, TDS Telecom began the construction of three Fiber-to-the-Premises (FTTP) trials. These trials are designed to determine how best to offer customers a robust triple play (voice, high-speed data and video) offering. In one of these trials, the company is also trialing ADSL 2+ technology, an advanced form of DSL with greater bandwidth, as another way to deliver the full range of services. At the same time, in its ILEC territories TDS Telecom continues to act as a marketing agent for EchoStar, a direct broadcast satellite provider.

TDS Telecom believes it needs to eventually offer a full range of communication services, including video. This is especially important as cable TV companies become capable of offering voice services using Voice over Internet Protocol (VoIP). While fiber-optic technology and developments in DSL technologies like ADSL 2+ allow wireline telephone company providers to offer triple-play services, such new technologies require considerable infrastructure investment. While the economics of deploying these technologies are improving, it is important to choose the most effective combination of service features and cost. The best solution may vary based on the characteristics of a specific market and on customers' needs.

During the year, TDS Telecom continued to make its views known to legislators and regulators at both state and federal levels. Its ILEC business segment is dependent on reasonable regulation for a significant portion of its revenue streams. TDS Telecom put a good portion of its effort into regulatory reviews of inter-carrier compensation and the Universal Service Fund. With regard to these efforts, TDS Telecom has been encouraged by recent FCC comments, which underscore the

Our wireless and wireline businesses continue to deliver on their strategies and improve their competitive positioning.

importance of providing quality universal communications services to rural Americans. The FCC has also emphasized the need for an equitable revenue system that requires all technologies to compensate for the use of carriers' networks and to contribute to the Universal Service Fund. TDS Telecom strongly supports this approach.

Less encouraging, however, was an FCC ruling in late 2004 that significantly changed the rules governing network access for CLECs like TDS Metrocom —rules originally put into effect to implement the Telecommunications Act of 1996, enacted to promote greater competition. This recent ruling poses considerable challenges for CLECs that rely on the Regional Bell Operating Companies (RBOCs) for various network elements. TDS Metrocom is better positioned than many CLECs because it operates primarily on its own switching and transport facilities. However, FCC rulings restricting access to various RBOC network elements have negative impacts on TDS Telecom's CLEC's cost and revenue prospects. Additionally, subsequent price increases for RBOC facilities authorized by public utility commissions in several states, as well as increased competitive pressures, have also altered future prospects. As a result, TDS Telecom did an impairment review of our CLEC's intangible and fixed assets as of the end of 2004. The outcome of the review was that we recorded two non-cash impairment charges totaling $117 million, which affected TDS's overall income for the year. TDS Telecom is responding rapidly and effectively to the changing CLEC environment by emphasizing more profitable customer segments and trialing alternative last-mile technologies. On a positive note, based on an independent survey, TDS Metrocom achieved superior customer satisfaction and customer loyalty scores compared to its RBOC competitors, and TDS Metrocom is continuing to add customers at a rapid pace.

People are communicating more than ever before and are willing to try new carriers to meet their needs. This provides tremendous opportunities for those wired communications companies like TDS Telecom and TDS Metrocom that are strong, nimble and innovative enough to take advantage of these opportunities. TDS Telecom is essentially transforming itself to become the preferred communications company that meets the voice and broadband communications needs of customers in both ILEC and CLEC territories.

Our context for growth at TDS is the long term, and U.S. Cellular's and TDS Telecom's initiatives position TDS as a whole for profitable growth well into the future. Our experience is that sound investments for future growth may mean incurring losses in early stages of these growth initiatives. The initial sacrifices are usually small, however, in comparison to the eventual positive outcomes. We have adhered to this long-term perspective from TDS's first years as a business, and it has proven to be effective.

TDS — Financially Strong and Committed to Shareholder Value Creation

TDS is in a good position financially. It has a strong balance sheet, which was further strengthened in 2004. Taking advantage of the favorable credit markets, U.S. Cellular refinanced debt and lengthened maturity schedules, providing added financial flexibility. As a result of these and other similar activities, TDS has greater financial flexibility than ever before and ample liquidity to pursue business opportunities.

TDS's sound financial position is the result of a disciplined and conservative approach to financial management. While such an approach is not in line with financial fads "du jour," it serves the company well by allowing TDS to seize opportunities when others are incapable of doing so.

TDS has four principal financial objectives:

- To grow revenues at rates consistent with or greater than the growth rates of the communications markets that TDS companies participate in, currently targeting 10 percent or greater annual compound revenue growth over five years
- To generate return on capital (ROC) in each line of business that is greater than the weighted average cost of capital in that line of business
- To maintain a strong investment-grade credit rating, targeting A-
- To generate a total return for shareholders that exceeds the returns of comparable communications companies

TDS's five-year compound annual revenue growth rate at the end of 2004 was 12 percent, in line with our objective. Our ILEC business achieved its return-on-capital objective. With the buildout of new markets at U.S. Cellular and the impact of regulatory developments on our CLEC business, these businesses still have a way to go to achieve their ROC goals. Nevertheless, all of our businesses are committed to achieving these objectives. Our credit ratings remain investment grade, A-

We have a proven track record of growing the company and returning value to investors. We are positioning the company for a strong future.

from one agency, and BBB+ and Baa1 from the other two. During 2004 our stock appreciated significantly, and we increased the TDS dividend again, for the 31st consecutive year.

Early in 2005, in part as an initiative aimed at increasing shareholder value, the TDS board of directors approved a proposal to seek shareholder approval to increase the number of authorized Special Common Shares of TDS stock in order to issue a special stock dividend. This stock dividend would be in the form of one Special Common Share for each issued Common Share and Series A Common Share. Special Common Shares, when seasoned in the marketplace, should provide the company greater strategic and financial flexibility. TDS has also indicated that it may possibly at some point in the future offer some of the Special Common Shares to acquire the remaining 18 percent of U.S. Cellular stock that TDS does not currently own. Doing so would of course be dependent on market and other conditions.

In terms of accounting and internal controls, 2004 was the first year that public companies like TDS were required to comply with the Section 404 requirements of the Sarbanes-Oxley Act of 2002. TDS has fully supported the purposes of the Act and its emphasis on effective internal controls to support financial reporting. And reviewing internal controls is in complete alignment with our long-standing commitment to financial integrity. We have regarded the effort expended toward Sarbanes-Oxley requirements as an opportunity to further improve financial processes. Through the hard work of people throughout the company, great strides were made in 2004, which create the foundation for continued compliance in 2005 and beyond.

Looking Forward

TDS companies have many initiatives in place to support the company's strategy to grow profitably through providing superior customer satisfaction.

U.S. Cellular

- Is solidly positioning itself in the markets launched over the past three years, aiming for increased market share of quality customers
- Plans to launch service in St. Louis in 2005
- Is enhancing the **easy**edge line of data services
- Seeks to sustain a continued low post-pay churn rate
- Is continuing to improve its outstanding network

TDS Telecom

- Is positioning itself as the broadband provider of choice and plans to successfully launch video services in its three trial markets
- Seeks to achieve greater penetration and share of the high-speed data market
- Aims to significantly grow TDS Metrocom's customer base
- Is continuing to make significant productivity improvements
- Is actively promoting public policy that protects universal service and provides a level playing field for TDS Metrocom

Corporate

- Seeks to further improve resource-allocation processes to enhance long-term value creation
- Aims to maintain investment-grade credit ratings
- Seeks to maintain sufficient liquidity for business units to pursue strategic opportunities

The TDS companies are well positioned to achieve their objectives and to be successful in the future. We have targeted, proven strategies in place to drive profitable growth. Our management teams are seasoned and effective in telecommunications. Our people are customer-focused, dedicated and committed to excellence. Together, everyone in the entire TDS group of companies is building on the strong momentum the company generated in 2004.

We thank our 11,500 associates and employees for making TDS the strong company it is today through their teamwork, integrity, thoughtfulness and creativity. We thank each of our customers for their business and loyalty, and we look forward to serving them even more effectively. We, of course, also thank you, our equity owners, as well as our debt holders, for your support for the company's work. Thank you all.

Cordially yours,



LeRoy T. Carlson, Jr.
President and Chief Executive Officer



Walter C.D. Carlson
Chairman of the Board

See pages 19 – 20 for information relating to the use of non-GAAP financial information.


U.S. Cellular



"Our goal at U.S. Cellular is to drive profitable growth by providing the highest level of customer satisfaction to our customers. We've built U.S. Cellular into a major brand in every market we serve. Targeted advertising, strong community involvement, competitive promotion and the invaluable equity of favorable referrals from satisfied customers have made U.S. Cellular the leading carrier in most of our markets, and a worthy competitor in our new markets. We are successfully growing our customer base everywhere we operate. And underlying our efforts is the commitment of our associates, who are dedicated to making the customer's experience a satisfying one. We know customers expect excellence in all aspects from their wireless provider, and we are delivering on those expectations."

John E. "Jack" Rooney
President and Chief Executive Officer, U.S. Cellular

U.S. Cellular

Driving growth through a focus on the customer

At the heart of U.S. Cellular's strategy is providing exceptional experiences for its customers — whenever they walk into a U.S. Cellular store, use their cell phones or call Customer Service. This focus on customer satisfaction is what differentiates U.S. Cellular from its competition, and it's an important growth driver for the company.

U.S. Cellular knows that satisfied customers are one of the best forms of "advertisement" there is, especially in an industry characterized by unhappy consumers — except at U.S. Cellular. U.S. Cellular works hard to keep its customers happy and does so in four major ways — through the extremely high caliber of service its dedicated associates deliver; through its competitive calling plans and products; through its pervasive distribution network of 1,800 locations; and through its high-quality network of more than 4,850 cell sites. The strategy is working: U.S. Cellular's 1.5 percent post-pay churn rate, which measures how many post-pay customers disconnect service per month, is one of the lowest in the industry.

Not all customers are alike. Not all need the same type of service. And rather than push the most expensive or extensive plan on prospective customers, U.S. Cellular associates work with new customers to find the plan that best works for them. Faced with an increasingly complex set of options for wireless service, customers appreciate this attention to their needs.

U.S. Cellular continues to drive excellent service to ensure that its customers' experiences exceed industry standards. In 2005, the company will open a new call center in Bolingbrook, Ill. to address increased call volumes and support U.S. Cellular's data services offerings. The company is expanding its Knoxville, Tenn. call center as well.

Consistently high call quality is critical to customer satisfaction. U.S. Cellular's network is one of the most reliable and high-quality wireless networks, a claim routinely supported by third-party drive tests. And the network is even better since the completion in 2004 of U.S. Cellular's three-year comprehensive initiative to upgrade its entire network to Code Division Multiple Access (CDMA) 1X. CDMA 1X technology not only benefits customers in the form of improved quality, coverage and voice capacity, but it also enables the company to offer its increasingly popular ***easy****edge*℠ *wireless data services.*

Looking to the future, U.S. Cellular is conducting technical trials for Evolution Data Optimized (EVDO), advanced wireless technology that provides data connections at broadband speeds. In keeping with its strategy of providing services its customers want and value, and ensuring that the company can fully support new services on all levels, U.S. Cellular is evaluating how best to proceed with this new technology.

All of U.S. Cellular's efforts and initiatives are integrally related, all with the aim of driving increased customer sastisfaction, and ultimately, profitable growth for the company.

Strengthening U.S. Cellular's regional presence broadens its coverage area, making the calling experience even better for customers, especially when traveling.

Driving growth by strengthening our footprint

Strengthening the areas where it offers service — its footprint — particularly in the Midwest and Northeast regions, is another important way U.S. Cellular is driving growth. Over the past three years, U.S. Cellular has launched new service in 12 new markets, including Chicago. All the new market launches build on the company's existing footprint. The company launched service in Chicago in 2002, solidifying its position in its largest region, the Midwest. 2003 saw the launch of eight markets, all complementing the Midwest region's footprint — Enid and Stillwater, Okla.; Omaha, Neb.; Council Bluffs, Iowa; St. Joseph, Mo.; Rochester, Minn.; and South Bend and Fort Wayne, Ind.

In 2004, U.S. Cellular launched service in three markets, all acquired as part of a property exchange with AT&T Wireless — now Cingular Wireless — in August 2003. The company began offering service in Oklahoma City, Okla. (now the company's third-largest market served after Chicago and Milwaukee) and Lincoln, Neb. in July, followed a month later by the launch of service in Portland, Maine. And U.S. Cellular's three newest markets are all doing well — new customer activations have exceeded expectations.

In 2005, in addition to broadening coverage and enhancing service to customers throughout its markets, U.S. Cellular plans to introduce service to customers in St. Louis, Mo. With a total estimated market population of more than 2.9 million, St. Louis will become U.S. Cellular's second-largest market after Chicago. The expanded service area will not only provide opportunities for growth, it will also improve service for U.S. Cellular customers in the Midwest.

Along with strengthening U.S. Cellular's existing footprint, the company has been taking steps to divest non-strategic properties. In 2004, the company divested non-strategic operations in southern Texas, Florida, Georgia and Ohio. Proceeds from the divestitures were used to help fund the buildout of the new markets and for other corporate purposes.

Despite these divestitures, U.S. Cellular's customer base grew admirably in 2004. The company added a record 627,000 net new customers, not including the divestitures, a 40 percent increase over 2003. By the end of 2004, U.S. Cellular was serving almost 5 million customers in 25 states, representing a 12 percent growth in the customer base over the previous year.

With its footprint initiatives, U.S. Cellular is expanding its service areas in the company's key regions, which means better coverage for its customers. And because many of U.S. Cellular's service areas are in rural areas, where wireless penetration remains at less than 60 percent of the population, the company has additional opportunities to add to its customer base. With its reputation for service excellence and integrity, the company is well positioned for growth.





Offering a wide array of data services, U.S. Cellular's easyedge[SM] suite is popular and growing rapidly.

Driving growth with a popular data services offering

Data services are another driver of growth for U.S. Cellular. ***easy****edge, the company's suite of data services, launched late in 2003 with the introduction of* ***easy****edge Phone Download Service. It's been growing exponentially since then. In addition to* ***easy****edge Phone Download Service, the data services line also offers Picture Messaging and, in select markets, Wireless Modem service.*

easy*edge Phone Download Service offers customers more than 250 downloadable applications, ranging from ringtones to games and real-time updates on news, weather, sports and traffic information. And with the launch of* ***nWeb*** *wireless Internet access in November 2004,* ***easy****edge customers can surf the Web from their handsets as well.* ***nWeb*** *also has a feature unique to U.S. Cellular — password protection, which allows parents to control web site access.*

easy*edge Picture Messaging, introduced early in 2004, is also proving popular. This mobile messaging service allows customers to send photos or images to other cell phones or e-mail addresses.*

And ***easy****edge is now available in all of U.S. Cellular's markets, thanks to the completion of the CDMA 1X network upgrade that supports these popular data service offerings. Increased availability, enhanced features and services, and a growing trend for consumers to use and value these services in general all point to continued growth for U.S. Cellular in the data services arena.*

The ***easy****edge services complement Mobile Messaging, U.S. Cellular's popular text messaging service. And the data services are growing rapidly. In 2004, revenues for U.S. Cellular's data services increased three-fold, with data services representing $1.19 of the average retail service revenue per customer per month, for a total of $67 million, or 2.5 percent of total service revenues.*

U.S. Cellular continues to enhance its ***easy****edge offerings. Initiatives for 2005 include plans to introduce AOL Instant Messaging, a feature expected to be in great demand by the important youth segment. In addition, the company is working to enable "data roaming" so* ***easy****edge customers can access the data services while traveling outside of U.S. Cellular's service areas. U.S. Cellular is also working to enable video messaging through its Picture Messaging service. These enhancements work to make* ***easy****edge a tremendously robust suite of data services.*

U.S. Cellular continues to enhance its other service offerings as well. The company plans to launch a "push-to-talk" service later in 2005. This service features the ability for customers to immediately connect with designated parties in a "walkie-talkie" fashion. Many of U.S. Cellular's business customers have indicated they would value this instant communication, and the company is pursuing the push-to-talk service for retail consumers as well.



"TDS Telecom is a successful wireline communications company because our customers know they can rely on us to provide excellent service and products, today and in the future. Taking advantage of the opportunities presented by the changing wireline environment, we are reinventing TDS Telecom to meet the growing communication needs of our customers. We aim to be the broadband provider of choice in the markets we serve, as well as continuing to provide voice and other communications services. All of our actions are guided by our ever-present focus on satisfying our customers. With our telecom expertise and the trust we have built up over the years with our customers, we are positioning ourselves today for a strong tomorrow."

James Barr III
President and Chief Executive Officer, TDS Telecom

TDS Telecom

Driving growth through a reputation for value and quality

In today's marketplace, consumers have a wealth of service choices and providers to meet their communications needs. And while the many communications options present opportunities of choice for consumers, they can also create confusion. TDS Telecom has a competitive advantage in this respect in its reputation for providing high-quality communications services that customers need and value. Therefore, when faced with myriad choices and new providers, many TDS Telecom customers turn to the company they know they can trust to meet their communications needs — TDS Telecom.

Customers continue to give the company high marks in terms of their experience with TDS Telecom. And many of them cite their high level of satisfaction as a key reason for remaining TDS Telecom customers. That's why the cornerstone of TDS Telecom's strategy is, like that of its sister company U.S. Cellular, satisfying customers in every respect. And the strategy is working. Customer perception surveys conducted by the incumbent local exchange carrier (ILEC) operations rate its consumer service as 91 percent "good or excellent," and its commercial service as 94 percent "good or excellent."

Satisfaction with TDS Telecom's competitive local exchange carrier (CLEC) operations are high as well, ahead of its competitors. Contributing to these high ratings is the fact that the CLEC uses its own switches for 88 percent of its operations, allowing the CLEC to offer customers differentiated products and services. This strategy contributed to a 17 percent growth in the CLEC's equivalent access lines during 2004.

TDS Telecom aims to keep its customers satisfied, and is working on several levels to do that. It offers round-the-clock customer service every day of the year, through its Virtual Business Office (VBO) call centers, Extended Customer Care Center and Network Management Center, along with its Internet web sites at www.tdstelecom.com and www.tdsmetro.com. In line with TDS Telecom's brand promise of serving customers "At Every Point of Contact," the company considerably enhanced its web sites in 2004, launching TDS ePay—an online billing and payment system that allows TDS customers to receive, view and pay their monthly bills online. Available to residential and business customers of both the ILEC and CLEC operations, the online payment service offers customers greater accessibility to their accounts as well as more control over payment options. TDS ePay is another way TDS Telecom is building on its reputation for meeting customer needs and demand. TDS ePay also represents significant cost savings for the company, involving approximately 65 percent less processing cost than a paper bill.


9



TDS Telecom is transforming itself to meet customers' growing communications needs, whether for telephone service, online access or entertainment options.

Driving growth through a robust triple-play offering

People are communicating more than ever, and TDS Telecom aims to be the single source for customers for all of their communications needs, whether voice, online access or video entertainment. Long the leader for telephone service in its ILEC markets, where the company continues to have 98 percent of the market for local service, TDS Telecom is transforming the company to be the preferred broadband service provider in its markets, too.

Of particular importance to fixed-line communications companies is providing customers the "triple-play" offering of voice, data and video. TDS Telecom currently offers customers a video service offering through its partnership with direct broadcast satellite provider EchoStar. However, TDS Telecom wants to be able to provide a video entertainment option through its own network as well, as it is firmly convinced that broadband is the key to future success for fixed-line communications.

Advancements in broadband technology enable the transmission of the high density of data required for video. But there are many options, and some require significant infrastructure investment.

TDS Telecom is actively considering how best to offer the triple-play offering over its network and launched three video trials in 2004, each with different network configurations. Trialing the different configurations will help TDS Telecom determine how to best leverage its existing network with the new technologies, as well as to address the different geographical composition of its markets. The trials will also provide feedback as to what most resonates with customers, a key consideration that will help TDS Telecom refine its triple-play offering.

A major focus of the trials is Fiber-to-the-Premises (FTTP), a fiber-optic technology with bandwidth capabilities for transmitting video. TDS Telecom is assessing the use of blended FTTP and copper Digital Subscriber Line (DSL) technologies as well. While the company plans to deploy FTTP for new subdivisions, in other areas a blended fiber-copper technology might be more appropriate.

A significant development in TDS Telecom's triple-play strategy was the announcement in June 2004 that the company received approval for a 15-year franchise agreement to provide video entertainment services to homes in the city of Farragut, Tenn. TDS Telecom plans to have the network up and running within three years to support the video service offering. The build-out and market development of television video services in Tennessee should provide an excellent framework for TDS Telecom to determine the best way to bring video to markets similar in composition.

Providing high-quality, reliable products and services is another way TDS Telecom is driving growth for the future.

Driving growth with enhanced products and services

TDS Telecom prides itself in offering products and services its customers want and value. One of the company's most popular product offerings is its Digital Subscriber Line (DSL) service. The popular high-speed data service offering reached a milestone in November 2004, when TDS Telecom ILEC customers with DSL service surpassed those using cable modems in those markets with DSL service. These results, which are based on TDS Telecom customer perception surveys, are particularly significant considering that TDS Telecom entered the high-speed data business later than the cable competition.

TDS Telecom's DSL service had impressive growth in 2004: ILEC subscribers to DSL increased 78 percent, and DSL service at the CLEC grew 44 percent over 2003.

One of the reasons TDS Telecom's DSL offering is growing so rapidly is the attractive pricing plans and increased speeds the company offers, designed to meet the varying needs of its customers. The company has worked to improve the speed of the popular service, and continues to roll out new DSL markets to meet the growing demand. At the end of 2004, 66 percent of TDS Telecom's ILEC physical access lines were equipped for DSL.

DSL and other forms of high-speed data are also an important component of the CLEC's strategy, which focuses on small- and mid-sized business customers. Almost 40 percent of the CLEC's commercial customers now subscribe to a high-speed data service.

Long distance is another key product offering for TDS Telecom's ILEC operations. At the end of 2004, TDS Telecom provided long-distance services on 295,000 access lines, and penetration was 45 percent, up from 35 percent in 2003. That customers value TDS Telecom's long-distance service is evident from the fact that TDS Telecom surpassed all other long-distance carriers as the long-distance carrier of choice in its markets within three years of launching the service.

TDS Telecom continues to work for greater penetration of the long-distance market through effective cross-selling and by offering big-minute plans. During 2004, the company expanded its long-distance product set with the launch of "Total Talk," a one-price bundled product built around large-minute, long-distance plans, with the ability to add three to four additional calling features. This bundle, offered to business and residential customers in most of the states TDS Telecom serves, has proven a popular option with customers.

Bundling popular products and services is an important concept for TDS Telecom, and one that it implements with great success. TDS offers a great variety of features and services that customers can bundle — DSL, long-distance and vertical services such as call waiting and call forwarding. Bundling offers customers the added convenience of having their communications met by one provider, with discounted pricing and the ability to tailor the services they receive to their needs. It is an excellent way not only to enhance customer satisfaction, but to retain existing customers and attract new ones.



Board of Directors



Pictured left to right:

Sandra L. Helton
Executive Vice President, Chief Financial Officer and Director

LeRoy T. Carlson
Chairman Emeritus and Director

George W. Off (1) (3)
Director; Chairman and Chief Executive Officer – Checkpoint Systems, Inc.

Mitchell H. Saranow (1)
Financial Expert**; Director; Chairman, The Saranow Group

Donald C. Nebergall (1)
Director; Rural Consultant, Former Chairman, President and CEO of Brenton Bank and Trust – Cedar Rapids, Iowa

LeRoy T. Carlson, Jr. (2)* (4)
President, Chief Executive Officer and Director

Walter C.D. Carlson (4)*
Chairman of the Board and Director; Partner – Sidley Austin Brown & Wood, LLP

Martin L. Solomon (4)
Director; Private Investor

Kevin A. Mundt
Director; General Partner and Managing Director, Vestar Capital Partners

James Barr III
Director; President and Chief Executive Officer of TDS Telecom

Letitia G. Carlson, MD, MPH (3)
Director; Physician and Associate Clinical Professor at George Washington University Medical Center

Herbert S. Wander (1) (3)*
Director; Partner – Katten Muchin Zavis Rosenman

Not shown:

Rudolph E. Hornacek
Director Emeritus

(1) Audit Committee
(2) Compensation Committee
(3) Long-term Compensation Committee
(4) Corporate Governance Committee

* denotes chairperson
** as defined by the Securities and Exchange Commission

TDS Corporate Management

LeRoy T. Carlson, Jr.
President and Chief Executive Officer

Sandra L. Helton
Executive Vice President and Chief Financial Officer

D. Michael Jack
Senior Vice President and Corporate Controller

Kurt B. Thaus
Senior Vice President and Chief Information Officer

Kevin C. Gallagher
Vice President and Corporate Secretary

Joseph R. Hanley
Vice President – Technology Planning and Services

C. Theodore Herbert
Vice President – Human Resources

Frieda E. Ireland
Vice President – Internal Audit

J. Timothy Kleespies
Vice President and Assistant Corporate Controller

Peter L. Sereda
Vice President and Treasurer

Mark A. Steinkrauss
Vice President – Corporate Relations

James W. Twesme
Vice President – Corporate Finance

TDS Corporate Development Team

Scott H. Williamson
Senior Vice President – Acquisitions and Corporate Development

Kenneth M. Kotylo
Vice President – Acquisitions and Corporate Development

Byron A. Wertz
Vice President – Corporate Development

Paul Forshay
Director – Corporate Development

Daniel E. Loy
Director – Corporate Development

RECONCILIATION OF INCOME (LOSS) FROM CONTINUING OPERATIONS AND DILUTED EARNINGS PER SHARE

Income (loss) from continuing operations and diluted earnings per share from continuing operations per share were significantly affected by (1) losses on impairment of intangible and long-lived assets, (2) gains and losses on assets held for sale, (3) gains and losses on investments, and (4) ceasing the amortization of license costs and goodwill effective January 1, 2002, upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." An analysis of these items, net of tax and minority share, is shown below.

Year Ended or at December 31,	2004	2003	2002	2001	2000
(Dollars in thousands, except per share amounts)					
Income (loss) from continuing operations	$ 42,642	$ 60,006	$ (987,737)	$(173,963)	$115,056
Add (subtract)					
Loss on impairment of intangible assets	29,440	49,595	—	—	—
Loss on impairment of long-lived assets	87,910	4,914	—	—	—
(Gain) loss on assets held for sale	(10,806)	45,908	—	—	—
(Gain) loss on investments	(36,854)	10,200	1,888,391	548,305	(15,716)
(Gain) loss adjustments	69,690	110,617	1,888,391	548,305	(15,716)
Income tax expense (benefit)	7,108	(42,717)	(720,470)	(211,946)	15,942
Minority share of income	2,480	(10,670)	(32,664)	—	9,000
Net (gain) loss adjustments	79,278	57,230	1,135,257	336,359	9,226
License and goodwill amortization, net of tax and minority interest[(a)]	—	—	—	29,507	26,323
As adjusted	$121,920	$117,236	$ 147,520	$ 191,903	$150,605
Diluted earnings per share from continuing operations	$ 0.73	$ 1.02	$ (16.85)	$ (2.97)	$ 1.88
Net (gain) loss adjustments	1.38	0.99	19.35	5.71	0.16
Net license and goodwill amortization	—	—	—	0.50	0.43
As adjusted	$ 2.11	$ 2.01	$ 2.50	$ 3.24	$ 2.47

(a) Net income (loss) available to common adjusted to exclude license and goodwill amortization expense, net of tax, for the years prior to 2002, pursuant to SFAS No. 142.

RECONCILIATION OF OPERATING CASH FLOW

		TDS Telecom		
Year Ended December 31, 2004	U.S. Cellular	ILEC	CLEC	Total
(Dollars in thousands)				
Operating cash flow:				
Operating income (loss) as reported	$177,762	$187,082	$(144,093)	$220,751
Add:				
Depreciation, amortization and accretion	497,942	131,665	38,349	667,956
Loss on impairment of intangible assets	—	—	29,440	29,440
Loss on impairment of long-lived assets	—	—	87,910	87,910
(Gain) loss on assets held for sale	(10,806)	—	—	(10,806)
Operating cash flow	$664,898	$318,747	$ 11,606	$995,251

		TDS Telecom		
Year Ended December 31, 2003	U.S. Cellular	ILEC	CLEC	Total
(Dollars in thousands)				
Operating cash flow:				
Operating income (loss) as reported	$ 118,983	$ 174,882	$ (25,977)	$ 267,888
Add:				
Depreciation, amortization and accretion	432,333	130,036	33,363	595,732
Loss on impairment of intangible assets	49,595	—	—	49,595
Loss on impairment of long-lived assets	—	351	4,563	4,914
(Gain) loss on assets held for sale	45,908	—	—	45,908
Operating cash flow	$ 646,819	$ 305,269	$ 11,949	$ 964,037

Supplemental Shareholder Information

RECONCILIATION OF U.S. CELLULAR SERVICE REVENUES

(Dollars in thousands)

Year Ended December 31, 2004	
Service revenue as reported	$2,647,227
Less service revenue attributed to markets sold in 2004	7,341
Pro-forma service revenue for the year ended December 31, 2004	$2,639,886
Year Ended December 31, 2003	
Service revenue as reported	$2,423,789
Less service revenue attributed to markets sold or traded in 2003 and 2004	126,775
Pro-forma service revenue for the year ended December 31, 2003	$2,297,014
Percentage year-over-year service revenue growth for the year ended December 31, 2004:	
Based on amounts as reported	9.2%
Based on pro forma service revenue for the years ended December 31, 2004 and 2003	14.9%

USE OF NON-GAAP FINANCIAL INFORMATION

The as adjusted amounts, the amounts of operating cash flow and pro-forma service revenues in the above Supplemental Shareholder Information are non-GAAP (generally accepted accounting principles) financial measures under rules of the Securities and Exchange Commission (SEC).

Management uses operating cash flow to evaluate the operating performance of its business, and it is a measure of performance used by some investors, security analysts and others to make informed investment decisions. Operating cash flow is used as an analytical indicator of income generated to service debt and fund capital expenditures. In addition, multiples of current or projected operating cash flow are used to estimate current or prospective enterprise value. Operating cash flow does not give effect to cash used for debt service requirements, and thus does not reflect funds available for investment or other discretionary uses.

The other non-GAAP measures referenced are used by management to assess the operating performance of TDS. The reason for such information is to show the impact of amounts that have had a significant effect on measures determined under GAAP. TDS does not intend to imply that any of the amounts that are included or excluded are non-recurring, infrequent or unusual or that they are not reasonably likely to recur. TDS believes that such non-GAAP measures provide useful information to investors regarding its results of operations in that they provide additional details regarding TDS's operating performance and facilitate comparison from period to period or with other companies.

The above non-GAAP measures may not be consistent with similarly captioned measures reported by other companies, and such measures should not be construed as alternatives to measures of performance determined under GAAP.

Financial Report

Selected Consolidated Financial Data

Year Ended or at December 31,	2004	2003	2002	2001	2000
(Dollars in thousands, except per share amounts)					
Operating Data					
Operating revenues	**$ 3,720,389**	$ 3,445,216	$ 2,998,474	$2,588,542	$2,326,856
Operating income	**220,751**	267,888	386,355	436,155	420,066
Gain (loss) on investments	**36,854**	(10,200)	(1,888,391)	(548,305)	15,716
Income (loss) from continuing operations	**42,642**	60,006	(987,737)	(173,963)	115,056
Discontinued operations, net of tax	**6,362**	(1,609)	—	(24,092)	2,125,787
Cumulative effect of accounting change	**—**	(11,789)	(7,035)	—	(3,841)
Net income (loss) available to common	**$ 48,801**	$ 46,191	$ (995,199)	$ (198,513)	$2,236,498
Basic weighted average shares outstanding (000s)	**57,296**	57,721	58,644	58,661	59,922
Basic earnings per share from:					
Continuing operations	**$ 0.74**	$ 1.03	$ (16.85)	$ (2.97)	$ 1.91
Discontinued operations	**0.11**	(0.03)	—	(0.41)	35.47
Cumulative effect of accounting change	**—**	(0.20)	(0.12)	—	(0.06)
Income (loss) available to common	**$ 0.85**	$ 0.80	$ (16.97)	$ (3.38)	$ 37.32
Diluted weighted average shares outstanding (000s)	**57,567**	57,875	58,644	58,661	60,636
Diluted earnings per share from:					
Continuing operations	**$ 0.73**	$ 1.02	$ (16.85)	$ (2.97)	$ 1.88
Discontinued operations	**0.11**	(0.03)	—	(0.41)	35.06
Cumulative effect of accounting change	**—**	(0.20)	(0.12)	—	(0.06)
Income (loss) available to common	**$ 0.84**	$ 0.79	$ (16.97)	$ (3.38)	$ 36.88
Dividends per Common and Series A Common Share	**$ 0.66**	$ 0.62	$ 0.58	$ 0.54	$ 0.50
Pro forma[a]					
Net income (loss)	**N/A**	$ 58,397	$ (997,321)	$ (200,025)	$2,235,296
Basic earnings (loss) per share	**N/A**	1.00	(17.01)	(3.41)	37.29
Diluted earnings (loss) per share	**N/A**	$ 0.99	$ (17.01)	$ (3.41)	$ 36.85
Balance Sheet Data					
Cash and cash equivalents	**$ 1,168,581**	$ 937,651	$ 1,298,936	$ 140,744	$ 99,019
Marketable equity securities	**3,398,804**	2,772,410	1,944,939	2,700,230	4,121,904
Property, plant and equipment, net	**3,385,481**	3,350,986	3,196,243	2,544,439	2,171,801
Total assets	**10,993,841**	10,193,338	9,671,784	8,079,574	8,667,390
Notes payable	**30,000**	—	461,792	265,300	499,000
Long-term debt (excluding current portion)	**1,974,599**	1,994,913	1,641,624	1,507,764	1,172,987
Forward contracts	**1,689,644**	1,672,762	1,656,616	—	—
Common stockholders' equity	**3,190,748**	3,078,872	3,042,222	3,518,924	3,936,067
Capital expenditures	**$ 798,252**	$ 776,967	$ 899,050	$ 700,150	$ 456,019
Current ratio[b]	**2.4**	2.2	1.7	0.8	0.5
Return on average equity[c]	**1.4%**	2.0%	(30.1)%	(4.7)%	3.6%

Results from previous years have been restated to conform to current period presentation.

(a) Pro forma amounts reflect the effect of the retroactive application of the change in accounting principle for the adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" in 2003. Therefore, no pro forma amounts are required in 2004.

(b) Current ratio is calculated by dividing current assets by current liabilities. These amounts are taken directly from the Consolidated Balance Sheets.

(c) Return on average equity is calculated by dividing income (loss) from continuing operations by the average of beginning and ending common shareholders' equity. Those amounts are taken from the Consolidated Statements of Operations and Balance Sheets. The result is shown as a percentage.

- U.S. Cellular increased the capacity of its revolving credit facility entered into in 2002 from $325 million to $700 million, and canceled its $500 million revolving credit facility.
- TDS redeemed medium-term notes of $70.5 million.
- TDS repurchased 1,961,000 of its Common Shares.

2002

- TDS and U.S. Cellular monetized their investments in marketable equity securities through variable prepaid forward contracts ("forward contracts") which mature in 2007 and 2008, receiving $1.6 billion of cash.
- U.S. Cellular sold $130 million of 30-year, 8.75% senior notes.
- U.S. Cellular established a five-year, $325 million revolving credit facility with a series of banks.
- TDS redeemed medium-term notes of $51.0 million.

See "Financial Resources" and "Liquidity and Capital Resources."

RESULTS OF OPERATIONS

Operating Revenues increased $275.2 million, or 8%, to $3,720.4 million in 2004 from $3,445.2 million in 2003, and increased $446.7 million, or 15%, in 2003 from $2,998.5 million in 2002 reflecting growth in wireless customers. U.S. Cellular operating revenues increased $254.8 million, or 10%, to $2,837.6 million in 2004 from $2,582.8 million in 2003, and increased $385.2 million, or 18%, in 2003 from $2,197.6 million in 2002. Revenue growth primarily reflects wireless customer growth of 12% in 2004 and 7% in 2003 including the divestitures of 91,000 and 141,000 customers in 2004 and 2003, respectively. TDS Telecom operating revenues increased $20.4 million, or 2%, to $882.8 million in 2004 from $862.4 million in 2003, and increased $61.5 million, or 8%, in 2003 from $800.9 million in 2002. Wireline equivalent access lines increased by 6% in 2004 and 8% in 2003. The majority of growth in equivalent access lines in both years occurred at TDS Telecom's competitive local exchange operations.

Operating Expenses increased $322.3 million, or 10%, to $3,499.6 million in 2004 from $3,177.3 million in 2003, and increased $565.2 million, or 22%, in 2003 from $2,612.1 million in 2002. U.S. Cellular operating expenses increased $196.1 million, or 8%, to $2,659.9 million in 2004 from $2,463.8 million in 2003, and increased $547.4 million, or 29%, in 2003 from $1,916.4 million in 2002 due primarily to the costs associated with providing service to an expanding customer base, additional depreciation expense and launching new markets and acquisitions. Also included in U.S. Cellular's operating expenses in 2003 is $45.9 million of losses on assets of operations held for sale and $49.6 million of losses on impairment of intangible assets.

TDS Telecom operating expenses increased $126.3 million, or 18%, to $839.8 million in 2004 from $713.5 million in 2003, and increased $17.8 million, or 3%, in 2003 from $695.7 million in 2002. The increase in 2004 was primarily caused by an $87.9 million loss on the impairment of long-lived assets and a $29.4 million loss on the impairment of intangible assets. These impairments resulted from the write-off of property, plant and equipment, and goodwill at the competitive local exchange carrier business. The increase in 2003 was primarily caused by increased cost of services and products at the incumbent local exchange carrier, offset somewhat by a decline in competitive local exchange carrier costs. Also included in TDS Telecom's operating expenses in 2003 was $5.0 million of losses on impairment of long-lived assets. Of this amount, $4.6 million was at the competitive local exchange carriers and $0.4 million was at the incumbent local exchange carriers.

During 2004, TDS revised its accounting for certain operating leases that contain fixed rental increases to recognize lease revenue and expense on a straight-line basis over the lease term in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases," as amended, and related pronouncements. Pursuant to its revised accounting for such leases, TDS recorded out-of-period adjustments to operating revenues and operating expenses during 2004. The adjustments were not considered material to the current year or to any prior years' earnings, earnings trends or individual financial statement line items. The adjustments were recorded in 2004, and no prior periods were adjusted. The impact of the out-of-period adjustments reduced operating income by $3.8 million ($3.1 million at U.S. Cellular, $0.7 million at TDS Telecom), investment and other income (expense) by $1.6 million, and net income by $2.9 million, or $0.05 per diluted share.

Operating Income decreased $47.1 million, or 18%, to $220.8 million in 2004 from $267.9 million in 2003, and decreased $118.5 million, or 31%, in 2003 from $386.4 million in 2002. U.S. Cellular's operating income increased $58.8 million, or 49%, to $177.8 million in 2004 from $119.0 million in 2003, and decreased $162.2 million, or 58%, in 2003 from $281.2 million in 2002. The increase in 2004 primarily reflected increased revenues and gains on assets held for sale and the absence of losses on impairments and assets held for sale compared to 2003. The increase in 2004 was offset by increased expenses related to the launch of new markets, decreased operating income due to divestitures of markets, increased equipment subsidies and increased depreciation expense. The decline in 2003 reflects the costs associated with the acquisition of the Chicago market and increased marketing and depreciation expenses. U.S. Cellular's 2003 operating income was significantly affected by the $45.9 million loss on assets held for sale and the $49.6 million loss on impairment of intangible assets. TDS Telecom's operating income decreased $105.9 million, or 71%, to $43.0 million in 2004 from $148.9 million in 2003, and increased $43.7 million, or 42%, in 2003 from $105.2 million in 2002. The decrease in 2004 primarily reflects the competitive local exchange carrier losses on the impairment of long-lived assets of $87.9 million and goodwill of $29.4 million. The increase in 2003 reflects improved operating results from the competitive local exchange carrier business.

Investment and other income (expense) primarily includes interest and dividend income, investment income, gain (loss) on investments and interest expense.

Investment income, TDS's share of income in unconsolidated entities in which it has a minority interest, totaled $69.6 million in 2004, $53.2 million in 2003 and $43.7 million in 2002. TDS follows the equity method of accounting when its ownership interest of unconsolidated entities equals or exceeds 20% for corporations and 3% to 5% for partnerships and limited liability companies. Under the equity method, TDS recognizes its proportionate share of the income and losses accruing to it under the terms of partnership or shareholder agreements. The aggregate net income of these investment markets increased significantly in 2004 and 2003, resulting in the corresponding increases in investment income.

Los Angeles SMSA Limited Partnership meets certain tests, pursuant to Rule 3-09 of SEC Regulation S-X, contributing $43.4 million, $30.2 million and $19.7 million to investment income in 2004, 2003 and 2002, respectively.

Interest and dividend income increased $7.9 million, or 40%, to $27.8 million in 2004 from $19.9 million in 2003, and decreased $37.4 million, or 65%, in 2003 from $57.3 million in 2002.

Interest income increased $3.3 million in 2004. U.S. Cellular earned $3.8 million of interest income on a tax refund claim. Dividend income increased $4.6 million partially caused by a $2.9 million increase in dividend income on shares owned of Vodafone Group Plc ("Vodafone").

The 2003 decrease was due primarily to a $45.3 million Deutsche Telekom common share dividend TDS received in 2002. Deutsche Telekom has not paid a dividend since 2002. Deutsche Telekom anticipates paying a dividend in 2005 in the range of EUR 0.56 to EUR 0.62 per share, subject to shareholder approval. Using the exchange rate of $1.27 per EUR, TDS anticipates recording dividend income in the range of $93 million to $104 million, before taxes, upon approval from Deutsche Telekom shareholders. See "Financial Resources – Cash Flows from Continuing Financing Activities" for a discussion of proceeds from the monetization activities.

Gain (loss) on investments. TDS recorded a gain of $36.9 million in 2004, and losses of $10.2 million in 2003 and $1,888.4 million in 2002.

In 2004, TDS recorded a $39.5 million gain on the sale of investment interests to ALLTEL. TDS recorded a $1.8 million loss to reflect an impairment in the carrying value of U.S. Cellular's investment in the Daytona license sold to MetroPCS and a $0.3 million loss associated with buying out the partner in the Daytona investment. TDS also recorded a $0.5 million loss on an investment in a telephone company accounted for using the cost method.

In 2003, TDS recorded a $5.0 million impairment loss on a wireless investment held by TDS Telecom. Also in 2003, a $3.5 million license impairment loss was recorded related to U.S. Cellular's investment in the Daytona license. U.S. Cellular also recorded a $1.7 million impairment loss related to a minority investment in a wireless market that is accounted for using the cost method.

TDS and its subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile share prices. TDS and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, exchanges or reorganizations of other assets. TDS continues to hold these investments in part because their associated low tax cost basis would trigger a substantial taxable gain upon disposition. "See Liquidity and Capital Resources – Marketable Equity Securities and Forward Contracts" for a discussion on marketable equity securities.

In 2002, management determined that the decline in value of marketable equity securities relative to their cost basis was other than temporary and charged a $1,757.5 million loss to the Statement of Operations. TDS has subsequently utilized derivative financial instruments to eliminate the risk of recording any further other-than-temporary losses. See "Market Risk – Marketable Equity Securities and Derivatives" for a discussion of other-than-temporary losses.

TDS had notes receivable from Airadigm Communications, Inc. ("Airadigm") and Kington Management Corporation ("Kington") aggregating $100.6 million relating to the funding of Airadigm's operations and the purchase by Kington of certain of U.S. Cellular's minority interests in 2000. The values of the notes were directly related to the values of certain assets and contractual rights of Airadigm and the value of the minority wireless market interests. As a result of changes in business strategies and other events, a review of the Airadigm business plan and a review of the wireless markets, management concluded that the notes receivable were impaired. Accordingly, TDS recorded a loss of $94.0 million in 2002 to establish a valuation allowance for the Airadigm notes receivable, to write down the Kington notes receivable and to write off certain capitalized costs.

TDS recorded additional losses in 2002 of $25.4 million related to the withdrawal from a partnership in which it had owned an investment interest, $7.3 million related to the write-down of a wireless investment to fair value and $4.2 million related to the reduction in value of a land purchase option.

Interest Expense increased $27.3 million, or 16%, to $198.7 million in 2004 from $171.4 million in 2003, and increased $39.2 million, or 30%, in 2003 from $132.2 million in 2002.

The increase in interest expense in 2004 was primarily due to new debt issuances in 2004 and 2003. U.S. Cellular issued 30-year 6.7% senior notes in June 2004 and December 2003 ($31.7 million) and issued 30-year 7.5% senior notes in June 2004 ($13.5 million). The increase in interest expense in 2004 was offset by the redemption of U.S. Cellular's 7.25% senior notes in August 2004 ($6.9 million) and the redemption of U.S. Cellular's Liquid Yield Option Notes in July 2004 ($3.6 million).

The increase in 2003 was primarily due to amounts related to forward contracts ($31.7 million), the issuance of 30-year, 8.75% senior notes ($9.6 million) by U.S. Cellular in 2002 and an increase in average short-term debt balances and related interest expense ($4.0 million). The increase in interest expense in 2003 was offset by the retirement of 9% Series A notes in December 2002

(1b) Amounts in 2004 (i) include the results of the two markets sold to ALLTEL through November 30, 2004; (ii) include the results of the six markets sold to AT&T Wireless through February 17, 2004; (iii) do not include the results of the 10 markets transferred to AT&T Wireless in August 2003 for the entire period; and (iv) include the development and operating activities of the 15 markets acquired and transferred from AT&T Wireless in August 2003 for the entire period. Amounts in 2003 (i) include the results of the two markets sold to ALLTEL in November 2004 for the entire period; (ii) include the results of the six markets sold to AT&T Wireless in February 2004 for the entire period; (iii) include the results of the 10 markets transferred to AT&T Wireless through July 31, 2003; and (iv) include the development and acquisition activities of the 15 markets acquired and transferred from AT&T Wireless from the transfer date of August 1, 2003 to December 31, 2003. Amounts in 2002 include the operations of the Chicago market from August 7 through December 31.

(2) Represents 100% of the population of the markets in which U.S. Cellular has a controlling financial interest for financial reporting purposes. The total market population of 1.5 million in the 10 markets that U.S. Cellular transferred to AT&T Wireless in August 2003 is excluded from this amount for 2003, as the customers of these 10 markets are not included in U.S. Cellular's consolidated customer base as of December 31, 2003 or 2004. The total market population of the two markets sold to ALLTEL in November 2004 and the six markets sold to AT&T Wireless in February 2004 are not included in this amount for 2004, as the customers sold in these transactions are not included in U.S. Cellular's consolidated customer base as of December 31, 2004.

(3) U.S. Cellular's customer base consists of the following types of customers:

December 31,	2004	2003	2002
Customers on postpay service plans in which the end user is a customer of U.S. Cellular ("postpay customers")	**4,303,000**	3,942,000	3,765,000
End user customers acquired through U.S. Cellular's agreement with a third party ("reseller customers")*	**467,000**	316,000	213,000
Total postpay customer base	**4,770,000**	4,258,000	3,978,000
Customers on prepaid service plans in which the end user is a customer of U.S. Cellular ("prepaid customers")	**175,000**	151,000	125,000
Total customers	**4,945,000**	4,409,000	4,103,000

* Pursuant to its agreement with the third party, U.S. Cellular is compensated by the third party on a postpay basis; as a result, all customers U.S. Cellular has acquired through this agreement are considered to be postpay customers.

(4) Calculated using 2003, 2002 and 2001 Claritas population estimates for 2004, 2003 and 2002, respectively. "Total market population" is used only for the purposes of calculating market penetration, which is calculated by dividing customers by the total market population (without duplication of population in overlapping markets).

(5) Management uses this measurement to assess the amount of service revenue U.S. Cellular generates each month on a per-unit basis. Variances in this measurement are monitored and compared to variances in expenses on a per-unit basis. Average monthly service revenue per customer is calculated as follows:

Year Ended or at December 31,	2004	2003	2002
Service Revenue (000s)	**$2,647,227**	$2,423,789	$2,098,893
Divided by average customers during period (000s)	**4,679**	4,263	3,702
Divided by twelve months in each period	**12**	12	12
Average monthly revenue per customer	**$ 47.15**	$ 47.38	$ 47.25

(6) Postpay churn rate per month represents the percentage of the postpay customer base that disconnects service each month, including both postpay customers and reseller customer numbers. Reseller customers can disconnect service without the associated account number being disconnected from U.S. Cellular's network if the reseller elects to reuse the customer telephone number. Only those reseller customer numbers that are disconnected from U.S. Cellular's network are counted in the number of postpay disconnects. The calculation divides the total number of postpay and reseller customers who disconnect service during the period by the number of months in such period, and then divides that quotient by the average monthly postpay customer base, which includes both postpay and reseller customers, for such period.

(7) For a discussion of the components of this calculation, see "Operating Expenses – Selling, General and Administrative."

Operating Revenues

Year Ended December 31, (Dollars in thousands)	2004	2003	2002
Retail service(1)	**$2,301,152**	$2,032,287	$1,696,648
Inbound roaming	**171,444**	221,737	255,443
Long-distance and other(1)	**174,631**	169,765	146,802
Service Revenues	**2,647,227**	2,423,789	2,098,893
Equipment sales	**190,392**	158,994	98,693
Total Operating Revenues	**$2,837,619**	$2,582,783	$2,197,586

(1) Certain amounts reported in prior years have been reclassified to conform to current period presentation.

Operating revenues increased $254.8 million, or 10%, to $2,837.6 million in 2004 from $2,582.8 million in 2003, and increased $385.2 million, or 18%, in 2003 from $2,197.6 million in 2002.

Service revenues increased $223.4 million, or 9%, to $2,647.2 million in 2004 from $2,423.8 million in 2003, and increased $324.9 million, or 15%, in 2003 from $2,098.9 million in 2002. Service revenues primarily consist of: (i) charges for access, airtime, roaming and value-added services provided to U.S. Cellular's retail customers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on U.S. Cellular's systems. The increases in both years were primarily due to the growth in the number of retail customers in each year. Monthly service revenue per customer averaged $47.15 in 2004, $47.38 in 2003 and $47.25 in 2002.

Retail service revenues increased $268.9 million, or 13%, to $2,301.2 million in 2004 from $2,032.3 million in 2003, and increased $335.7 million, or 20%, in 2003 from $1,696.6 million in 2002. Growth in U.S. Cellular's average customer base of 10% and 15% in 2004 and 2003, respectively, and an increase in average monthly retail service revenues per customer were the primary reasons for the increases in retail service revenues in all three years.

RECONCILIATION OF INCOME (LOSS) FROM CONTINUING OPERATIONS AND DILUTED EARNINGS PER SHARE

Income (loss) from continuing operations and diluted earnings per share from continuing operations per share were significantly affected by (1) losses on impairment of intangible and long-lived assets, (2) gains and losses on assets held for sale, (3) gains and losses on investments, and (4) ceasing the amortization of license costs and goodwill effective January 1, 2002, upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." An analysis of these items, net of tax and minority share, is shown below.

Year Ended or at December 31,	2004	2003	2002	2001	2000
(Dollars in thousands, except per share amounts)					
Income (loss) from continuing operations	$ 42,642	$ 60,006	$ (987,737)	$(173,963)	$115,056
Add (subtract)					
Loss on impairment of intangible assets	29,440	49,595	—	—	—
Loss on impairment of long-lived assets	87,910	4,914	—	—	—
(Gain) loss on assets held for sale	(10,806)	45,908	—	—	—
(Gain) loss on investments	(36,854)	10,200	1,888,391	548,305	(15,716)
(Gain) loss adjustments	69,690	110,617	1,888,391	548,305	(15,716)
Income tax expense (benefit)	7,108	(42,717)	(720,470)	(211,946)	15,942
Minority share of income	2,480	(10,670)	(32,664)	—	9,000
Net (gain) loss adjustments	79,278	57,230	1,135,257	336,359	9,226
License and goodwill amortization, net of tax and minority interest[a]	—	—	—	29,507	26,323
As adjusted	$121,920	$117,236	$ 147,520	$ 191,903	$150,605
Diluted earnings per share from continuing operations	$ 0.73	$ 1.02	$ (16.85)	$ (2.97)	$ 1.88
Net (gain) loss adjustments	1.38	0.99	19.35	5.71	0.16
Net license and goodwill amortization	—	—	—	0.50	0.43
As adjusted	$ 2.11	$ 2.01	$ 2.50	$ 3.24	$ 2.47

(a) Net income (loss) available to common adjusted to exclude license and goodwill amortization expense, net of tax, for the years prior to 2002, pursuant to SFAS No. 142.

RECONCILIATION OF OPERATING CASH FLOW

Year Ended December 31, 2004	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	Total
(Dollars in thousands)				
Operating cash flow:				
Operating income (loss) as reported	$177,762	$187,082	$(144,093)	$220,751
Add:				
Depreciation, amortization and accretion	497,942	131,665	38,349	667,956
Loss on impairment of intangible assets	—	—	29,440	29,440
Loss on impairment of long-lived assets	—	—	87,910	87,910
(Gain) loss on assets held for sale	(10,806)	—	—	(10,806)
Operating cash flow	$664,898	$318,747	$ 11,606	$995,251

Year Ended December 31, 2003	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	Total
(Dollars in thousands)				
Operating cash flow:				
Operating income (loss) as reported	$ 118,983	$ 174,882	$ (25,977)	$ 267,888
Add:				
Depreciation, amortization and accretion	432,333	130,036	33,363	595,732
Loss on impairment of intangible assets	49,595	—	—	49,595
Loss on impairment of long-lived assets	—	351	4,563	4,914
(Gain) loss on assets held for sale	45,908	—	—	45,908
Operating cash flow	$ 646,819	$ 305,269	$ 11,949	$ 964,037

Supplemental Shareholder Information

RECONCILIATION OF U.S. CELLULAR SERVICE REVENUES

(Dollars in thousands)

Year Ended December 31, 2004	
Service revenue as reported	$2,647,227
Less service revenue attributed to markets sold in 2004	7,341
Pro-forma service revenue for the year ended December 31, 2004	$2,639,886
Year Ended December 31, 2003	
Service revenue as reported	$2,423,789
Less service revenue attributed to markets sold or traded in 2003 and 2004	126,775
Pro-forma service revenue for the year ended December 31, 2003	$2,297,014
Percentage year-over-year service revenue growth for the year ended December 31, 2004:	
Based on amounts as reported	9.2%
Based on pro forma service revenue for the years ended December 31, 2004 and 2003	14.9%

USE OF NON-GAAP FINANCIAL INFORMATION

The as adjusted amounts, the amounts of operating cash flow and pro-forma service revenues in the above Supplemental Shareholder Information are non-GAAP (generally accepted accounting principles) financial measures under rules of the Securities and Exchange Commission (SEC).

Management uses operating cash flow to evaluate the operating performance of its business, and it is a measure of performance used by some investors, security analysts and others to make informed investment decisions. Operating cash flow is used as an analytical indicator of income generated to service debt and fund capital expenditures. In addition, multiples of current or projected operating cash flow are used to estimate current or prospective enterprise value. Operating cash flow does not give effect to cash used for debt service requirements, and thus does not reflect funds available for investment or other discretionary uses.

The other non-GAAP measures referenced are used by management to assess the operating performance of TDS. The reason for such information is to show the impact of amounts that have had a significant effect on measures determined under GAAP. TDS does not intend to imply that any of the amounts that are included or excluded are non-recurring, infrequent or unusual or that they are not reasonably likely to recur. TDS believes that such non-GAAP measures provide useful information to investors regarding its results of operations in that they provide additional details regarding TDS's operating performance and facilitate comparison from period to period or with other companies.

The above non-GAAP measures may not be consistent with similarly captioned measures reported by other companies, and such measures should not be construed as alternatives to measures of performance determined under GAAP.

Financial Report

Selected Consolidated Financial Data

Year Ended or at December 31,	2004	2003	2002	2001	2000
(Dollars in thousands, except per share amounts)					
Operating Data					
Operating revenues	**$ 3,720,389**	$ 3,445,216	$ 2,998,474	$2,588,542	$2,326,856
Operating income	**220,751**	267,888	386,355	436,155	420,066
Gain (loss) on investments	**36,854**	(10,200)	(1,888,391)	(548,305)	15,716
Income (loss) from continuing operations	**42,642**	60,006	(987,737)	(173,963)	115,056
Discontinued operations, net of tax	**6,362**	(1,609)	—	(24,092)	2,125,787
Cumulative effect of accounting change	**—**	(11,789)	(7,035)	—	(3,841)
Net income (loss) available to common	**$ 48,801**	$ 46,191	$ (995,199)	$ (198,513)	$2,236,498
Basic weighted average shares outstanding (000s)	**57,296**	57,721	58,644	58,661	59,922
Basic earnings per share from:					
Continuing operations	**$ 0.74**	$ 1.03	$ (16.85)	$ (2.97)	$ 1.91
Discontinued operations	**0.11**	(0.03)	—	(0.41)	35.47
Cumulative effect of accounting change	**—**	(0.20)	(0.12)	—	(0.06)
Income (loss) available to common	**$ 0.85**	$ 0.80	$ (16.97)	$ (3.38)	$ 37.32
Diluted weighted average shares outstanding (000s)	**57,567**	57,875	58,644	58,661	60,636
Diluted earnings per share from:					
Continuing operations	**$ 0.73**	$ 1.02	$ (16.85)	$ (2.97)	$ 1.88
Discontinued operations	**0.11**	(0.03)	—	(0.41)	35.06
Cumulative effect of accounting change	**—**	(0.20)	(0.12)	—	(0.06)
Income (loss) available to common	**$ 0.84**	$ 0.79	$ (16.97)	$ (3.38)	$ 36.88
Dividends per Common and Series A Common Share	**$ 0.66**	$ 0.62	$ 0.58	$ 0.54	$ 0.50
Pro forma[(a)]					
Net income (loss)	**N/A**	$ 58,397	$ (997,321)	$ (200,025)	$2,235,296
Basic earnings (loss) per share	**N/A**	1.00	(17.01)	(3.41)	37.29
Diluted earnings (loss) per share	**N/A**	$ 0.99	$ (17.01)	$ (3.41)	$ 36.85
Balance Sheet Data					
Cash and cash equivalents	**$ 1,168,581**	$ 937,651	$ 1,298,936	$ 140,744	$ 99,019
Marketable equity securities	**3,398,804**	2,772,410	1,944,939	2,700,230	4,121,904
Property, plant and equipment, net	**3,385,481**	3,350,986	3,196,243	2,544,439	2,171,801
Total assets	**10,993,841**	10,193,338	9,671,784	8,079,574	8,667,390
Notes payable	**30,000**	—	461,792	265,300	499,000
Long-term debt (excluding current portion)	**1,974,599**	1,994,913	1,641,624	1,507,764	1,172,987
Forward contracts	**1,689,644**	1,672,762	1,656,616	—	—
Common stockholders' equity	**3,190,748**	3,078,872	3,042,222	3,518,924	3,936,067
Capital expenditures	**$ 798,252**	$ 776,967	$ 899,050	$ 700,150	$ 456,019
Current ratio[(b)]	**2.4**	2.2	1.7	0.8	0.5
Return on average equity[(c)]	**1.4%**	2.0%	(30.1)%	(4.7)%	3.6%

Results from previous years have been restated to conform to current period presentation.

(a) Pro forma amounts reflect the effect of the retroactive application of the change in accounting principle for the adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" in 2003. Therefore, no pro forma amounts are required in 2004.

(b) Current ratio is calculated by dividing current assets by current liabilities. These amounts are taken directly from the Consolidated Balance Sheets.

(c) Return on average equity is calculated by dividing income (loss) from continuing operations by the average of beginning and ending common shareholders' equity. Those amounts are taken from the Consolidated Statements of Operations and Balance Sheets. The result is shown as a percentage.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Telephone and Data Systems, Inc. ("TDS") is a diversified telecommunications company providing high-quality telecommunications services to approximately 6.1 million wireless telephone customers and wireline telephone equivalent access lines in 36 states at December 31, 2004. TDS conducts substantially all of its wireless telephone operations through its 82.0%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular"), and its incumbent local exchange carrier and competitive local exchange carrier wireline telephone operations through its wholly owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

The following discussion and analysis should be read in conjunction with TDS's audited consolidated financial statements and footnotes included herein and the description of TDS's business included in Item 1 of the TDS Annual Report on Form 10-K for the year ended December 31, 2004.

OVERVIEW

The following is a summary of certain selected information from the complete management discussion that follows the overview and does not contain all of the information that may be important. You should carefully read this entire Management's Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

U.S. Cellular – U.S. Cellular positions itself as a regional operator, focusing its efforts on providing wireless service to customers in the geographic areas where it has licenses to provide such service. U.S. Cellular differentiates itself from its competitors through a customer satisfaction strategy, reflecting a customer service focus and a high-quality wireless network.

U.S. Cellular's business development strategy is to purchase controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. Its largest contiguous service area is in the Midwest/Southwest, where it serves 3.0 million customers and has licenses covering a total population of more than 31 million. U.S. Cellular's operating strategy is to strengthen the geographic areas where it can continue to build long-term operating synergies and to exit those areas where it does not have opportunities to build such synergies. U.S. Cellular's most recently completed transactions are summarized below.

- Carroll Wireless, L.P. ("Carroll Wireless"), an entity in which U.S. Cellular is a limited partner, was a successful bidder for 17 licensed areas in the auction of wireless spectrum designated by the FCC as Auction 58, which ended on February 15, 2005. These 17 licensed areas cover portions of 11 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.
- On December 20, 2004, U.S. Cellular completed the sale of the Daytona Beach, Florida 20 megahertz C block personal communication service license to MetroPCS California/Florida, Inc. ("MetroPCS") for $8.5 million.
- On November 30, 2004, U.S. Cellular completed the sale of certain wireless properties to ALLTEL Communications, Inc. ("ALLTEL") for $80.2 million in cash, subject to a working capital adjustment. The properties sold included two consolidated operating markets and five minority interests.
- On February 18, 2004, U.S. Cellular completed the sale of certain wireless properties in southern Texas to AT&T Wireless Services, Inc. ("AT&T Wireless"), now a subsidiary of Cingular Wireless LLC ("Cingular"), for $96.5 million in cash.
- On August 1, 2003, U.S. Cellular completed the transfer of properties to AT&T Wireless and the assignments to it by AT&T Wireless of a portion of the wireless licenses covered by the agreement with AT&T Wireless. On the initial closing date, U.S. Cellular transferred wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless. In return, U.S. Cellular received approximately $34 million in cash and minority interests in six wireless markets in which it owns a controlling interest.

  In addition to the cash and minority interests, U.S. Cellular will have received a total of 36 wireless licenses in 13 states when the transaction is fully consummated. U.S. Cellular has deferred the assignment and development of 21 of these licenses it has the right to acquire from AT&T Wireless for up to five years from August 1, 2003.

  U.S. Cellular launched service in Lincoln, Nebraska; Oklahoma City, Oklahoma; and Portland, Maine in 2004. Licenses for these markets were acquired as part of the 2003 transaction with AT&T Wireless.
- On August 7, 2002, U.S. Cellular completed the acquisition of the "Chicago market," a 20 megahertz license in the Chicago major trading area (excluding Kenosha County, Wisconsin) for $617.8 million.

U.S. Cellular operating income increased 49% in 2004 and decreased 58% in 2003. The increase in 2004 primarily reflected increased revenues and gains on assets held for sale and the absence of losses on impairments and assets held for sale compared to 2003. The increase in 2004 was offset by increased expenses related to the launch of new markets, decreased operating income due to divestitures of markets, increased equipment subsidies and increased depreciation expense. The decrease in 2003 was primarily due to expenses related to increased customer usage along with development of new markets. U.S. Cellular's operating income was significantly affected by the loss on assets held for sale and loss on impairment of intangible assets in 2003. The operating income margins (as a percent of service revenues) were 6.7% in 2004, 4.9% in 2003 and 13.4% in 2002.

Although operating margins improved in 2004, TDS anticipates that there will be continued pressure on U.S. Cellular operating income and margins in the next few years related to the following factors:

- costs of customer acquisition and retention;
- competition;
- increased customer use of U.S. Cellular's services;
- launching service in new areas;
- reduced inbound roaming revenues; and
- continued enhancements to U.S. Cellular's wireless network.

The effects of these factors are expected to be mitigated to some extent by the following factors:

- reduced customer usage costs per minute and outbound roaming costs per minute; and
- expansion of revenues from data-related services and newly launched markets.

In the exchange and divestiture transactions listed above, U.S. Cellular has divested operations that were generating revenues, cash flows from operations and operating income. However, a significant portion of such revenues, cash flows from operations and operating income was attributable to inbound roaming traffic and was not primarily generated by U.S. Cellular's customers in those markets. In exchange, U.S. Cellular received cash and received or will receive licenses that will be in a development phase for several years. U.S. Cellular uses cash proceeds from these transactions to help defray costs related to building out new markets. U.S. Cellular anticipates that it may require debt or equity financing over the next few years for capital expenditures, for the development of these new markets and to further its growth in recently launched markets.

See "Results of Operations - Wireless Telephone Operations."

TDS Telecom – TDS Telecom provides high-quality telecommunication services, including full-service local exchange service, long distance telephone service, and Internet access, to rural and suburban communities. TDS Telecom's business plan is designed for a full-service telecommunications company, including competitive local exchange carrier operations, by leveraging TDS Telecom's strength as an incumbent local exchange carrier. TDS Telecom is focused on achieving three central strategic objectives: growth, market leadership, and profitability. TDS Telecom's strategy includes gaining additional market share and deepening penetration of vertical services within established markets. The strategy places primary emphasis on small- and medium-sized commercial customers and residential customers.

Both incumbent local exchange carriers and competitive local exchange carriers are faced with significant challenges, including the industry decline in use of second lines by customers, growing competition from wireless and other wireline providers, changes in regulation, new technologies such as Voice over Internet Protocol, and the uncertainty in the economy. These challenges could have a material adverse effect on the financial condition, results of operations and cash flows of TDS Telecom.

TDS Telecom was able to increase customers and revenues in 2004 and 2003. By penetrating into existing markets, TDS Telecom's competitive local exchange carrier equivalent access lines increased 17% and 25% in 2004 and 2003, respectively, which led to 7% and 21% increases in revenues. TDS Telecom's incumbent local exchange carrier increased revenues slightly in both years through sales of vertical services such as long distance and DSL services to existing customers. TDS Telecom has also managed to remain profitable by continually seeking ways to control costs. Operating margins were 5% and 17% in 2004 and 2003, respectively. The significant decline in operating margin was a result of losses on impairment of long-lived assets and intangible assets of the competitive local exchange carrier operations. In 2004, TDS Telecom recorded a loss on impairment of long-lived assets of $87.9 million and a loss on impairment of intangible assets of $29.4 million in the Statement of Operations associated with the competitive local exchange carrier operations.

On November 30, 2004, TDS Telecom completed the sale of certain wireless properties to ALLTEL for $62.7 million in cash, subject to a working capital adjustment. The properties sold included a majority interest in one market and an investment interest in one market.

See "Results of Operations - Wireline Telephone Operations."

Financing Initiatives – TDS and its subsidiaries had cash and cash equivalents totaling $1,168.6 million, $1,266.4 million of revolving credit facilities and an additional $75.0 million of bank lines of credit as of December 31, 2004. TDS and its subsidiaries are also generating substantial internal funds from operations. Cash flow from continuing operating activities totaled $747.4 million in 2004, $920.4 million in 2003 and $793.6 million in 2002. In addition, TDS currently has access to public and private capital markets to help meet its long-term financing needs. TDS anticipates that it may require funding over the next few years for capital expenditures and for the development of new wireless markets at U.S. Cellular. Management believes that cash on hand, expected future cash flows from operations and existing sources of external financing provide substantial financial flexibility and are sufficient to permit TDS and its subsidiaries to finance its contractual obligations and anticipated capital expenditures.

TDS is committed to maintaining a strong Balance Sheet and its investment grade rating. During 2004, 2003 and 2002, TDS entered into several financing transactions that have provided financial flexibility as it continues to grow its wireless and wireline businesses:

2004

- U.S. Cellular sold $330 million of 30-year, 7.5% senior notes and $100 million of 30-year, 6.7% senior notes, the proceeds of which were used to redeem $250 million of 7.25% senior notes and $163.3 million of 6% zero coupon convertible redeemable debentures (also known as Liquid Yield Option Notes).
- TDS and U.S. Cellular extended the maturity date of their respective revolving credit facilities to December 2009.
- TDS repurchased 214,800 of its Common Shares and U.S. Cellular repurchased 91,700 of its Common Shares.

2003

- TDS redeemed $300 million of its Trust Originated Preferred Securities.
- U.S. Cellular sold $444 million of 30-year, 6.7% senior notes.

- U.S. Cellular increased the capacity of its revolving credit facility entered into in 2002 from $325 million to $700 million, and canceled its $500 million revolving credit facility.
- TDS redeemed medium-term notes of $70.5 million.
- TDS repurchased 1,961,000 of its Common Shares.

2002

- TDS and U.S. Cellular monetized their investments in marketable equity securities through variable prepaid forward contracts ("forward contracts") which mature in 2007 and 2008, receiving $1.6 billion of cash.
- U.S. Cellular sold $130 million of 30-year, 8.75% senior notes.
- U.S. Cellular established a five-year, $325 million revolving credit facility with a series of banks.
- TDS redeemed medium-term notes of $51.0 million.

See "Financial Resources" and "Liquidity and Capital Resources."

RESULTS OF OPERATIONS

Operating Revenues increased $275.2 million, or 8%, to $3,720.4 million in 2004 from $3,445.2 million in 2003, and increased $446.7 million, or 15%, in 2003 from $2,998.5 million in 2002 reflecting growth in wireless customers. U.S. Cellular operating revenues increased $254.8 million, or 10%, to $2,837.6 million in 2004 from $2,582.8 million in 2003, and increased $385.2 million, or 18%, in 2003 from $2,197.6 million in 2002. Revenue growth primarily reflects wireless customer growth of 12% in 2004 and 7% in 2003 including the divestitures of 91,000 and 141,000 customers in 2004 and 2003, respectively. TDS Telecom operating revenues increased $20.4 million, or 2%, to $882.8 million in 2004 from $862.4 million in 2003, and increased $61.5 million, or 8%, in 2003 from $800.9 million in 2002. Wireline equivalent access lines increased by 6% in 2004 and 8% in 2003. The majority of growth in equivalent access lines in both years occurred at TDS Telecom's competitive local exchange operations.

Operating Expenses increased $322.3 million, or 10%, to $3,499.6 million in 2004 from $3,177.3 million in 2003, and increased $565.2 million, or 22%, in 2003 from $2,612.1 million in 2002. U.S. Cellular operating expenses increased $196.1 million, or 8%, to $2,659.9 million in 2004 from $2,463.8 million in 2003, and increased $547.4 million, or 29%, in 2003 from $1,916.4 million in 2002 due primarily to the costs associated with providing service to an expanding customer base, additional depreciation expense and launching new markets and acquisitions. Also included in U.S. Cellular's operating expenses in 2003 is $45.9 million of losses on assets of operations held for sale and $49.6 million of losses on impairment of intangible assets.

TDS Telecom operating expenses increased $126.3 million, or 18%, to $839.8 million in 2004 from $713.5 million in 2003, and increased $17.8 million, or 3%, in 2003 from $695.7 million in 2002. The increase in 2004 was primarily caused by an $87.9 million loss on the impairment of long-lived assets and a $29.4 million loss on the impairment of intangible assets. These impairments resulted from the write-off of property, plant and equipment, and goodwill at the competitive local exchange carrier business. The increase in 2003 was primarily caused by increased cost of services and products at the incumbent local exchange carrier, offset somewhat by a decline in competitive local exchange carrier costs. Also included in TDS Telecom's operating expenses in 2003 was $5.0 million of losses on impairment of long-lived assets. Of this amount, $4.6 million was at the competitive local exchange carriers and $0.4 million was at the incumbent local exchange carriers.

During 2004, TDS revised its accounting for certain operating leases that contain fixed rental increases to recognize lease revenue and expense on a straight-line basis over the lease term in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases," as amended, and related pronouncements. Pursuant to its revised accounting for such leases, TDS recorded out-of-period adjustments to operating revenues and operating expenses during 2004. The adjustments were not considered material to the current year or to any prior years' earnings, earnings trends or individual financial statement line items. The adjustments were recorded in 2004, and no prior periods were adjusted. The impact of the out-of-period adjustments reduced operating income by $3.8 million ($3.1 million at U.S. Cellular, $0.7 million at TDS Telecom), investment and other income (expense) by $1.6 million, and net income by $2.9 million, or $0.05 per diluted share.

Operating Income decreased $47.1 million, or 18%, to $220.8 million in 2004 from $267.9 million in 2003, and decreased $118.5 million, or 31%, in 2003 from $386.4 million in 2002. U.S. Cellular's operating income increased $58.8 million, or 49%, to $177.8 million in 2004 from $119.0 million in 2003, and decreased $162.2 million, or 58%, in 2003 from $281.2 million in 2002. The increase in 2004 primarily reflected increased revenues and gains on assets held for sale and the absence of losses on impairments and assets held for sale compared to 2003. The increase in 2004 was offset by increased expenses related to the launch of new markets, decreased operating income due to divestitures of markets, increased equipment subsidies and increased depreciation expense. The decline in 2003 reflects the costs associated with the acquisition of the Chicago market and increased marketing and depreciation expenses. U.S. Cellular's 2003 operating income was significantly affected by the $45.9 million loss on assets held for sale and the $49.6 million loss on impairment of intangible assets. TDS Telecom's operating income decreased $105.9 million, or 71%, to $43.0 million in 2004 from $148.9 million in 2003, and increased $43.7 million, or 42%, in 2003 from $105.2 million in 2002. The decrease in 2004 primarily reflects the competitive local exchange carrier losses on the impairment of long-lived assets of $87.9 million and goodwill of $29.4 million. The increase in 2003 reflects improved operating results from the competitive local exchange carrier business.

Investment and other income (expense) primarily includes interest and dividend income, investment income, gain (loss) on investments and interest expense.

Investment income, TDS's share of income in unconsolidated entities in which it has a minority interest, totaled $69.6 million in 2004, $53.2 million in 2003 and $43.7 million in 2002. TDS follows the equity method of accounting when its ownership interest of unconsolidated entities equals or exceeds 20% for corporations and 3% to 5% for partnerships and limited liability companies. Under the equity method, TDS recognizes its proportionate share of the income and losses accruing to it under the terms of partnership or shareholder agreements. The aggregate net income of these investment markets increased significantly in 2004 and 2003, resulting in the corresponding increases in investment income.

Los Angeles SMSA Limited Partnership meets certain tests, pursuant to Rule 3-09 of SEC Regulation S-X, contributing $43.4 million, $30.2 million and $19.7 million to investment income in 2004, 2003 and 2002, respectively.

Interest and dividend income increased $7.9 million, or 40%, to $27.8 million in 2004 from $19.9 million in 2003, and decreased $37.4 million, or 65%, in 2003 from $57.3 million in 2002.

Interest income increased $3.3 million in 2004. U.S. Cellular earned $3.8 million of interest income on a tax refund claim. Dividend income increased $4.6 million partially caused by a $2.9 million increase in dividend income on shares owned of Vodafone Group Plc ("Vodafone").

The 2003 decrease was due primarily to a $45.3 million Deutsche Telekom common share dividend TDS received in 2002. Deutsche Telekom has not paid a dividend since 2002. Deutsche Telekom anticipates paying a dividend in 2005 in the range of EUR 0.56 to EUR 0.62 per share, subject to shareholder approval. Using the exchange rate of $1.27 per EUR, TDS anticipates recording dividend income in the range of $93 million to $104 million, before taxes, upon approval from Deutsche Telekom shareholders. See "Financial Resources – Cash Flows from Continuing Financing Activities" for a discussion of proceeds from the monetization activities.

Gain (loss) on investments. TDS recorded a gain of $36.9 million in 2004, and losses of $10.2 million in 2003 and $1,888.4 million in 2002.

In 2004, TDS recorded a $39.5 million gain on the sale of investment interests to ALLTEL. TDS recorded a $1.8 million loss to reflect an impairment in the carrying value of U.S. Cellular's investment in the Daytona license sold to MetroPCS and a $0.3 million loss associated with buying out the partner in the Daytona investment. TDS also recorded a $0.5 million loss on an investment in a telephone company accounted for using the cost method.

In 2003, TDS recorded a $5.0 million impairment loss on a wireless investment held by TDS Telecom. Also in 2003, a $3.5 million license impairment loss was recorded related to U.S. Cellular's investment in the Daytona license. U.S. Cellular also recorded a $1.7 million impairment loss related to a minority investment in a wireless market that is accounted for using the cost method.

TDS and its subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile share prices. TDS and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, exchanges or reorganizations of other assets. TDS continues to hold these investments in part because their associated low tax cost basis would trigger a substantial taxable gain upon disposition. "See Liquidity and Capital Resources – Marketable Equity Securities and Forward Contracts" for a discussion on marketable equity securities.

In 2002, management determined that the decline in value of marketable equity securities relative to their cost basis was other than temporary and charged a $1,757.5 million loss to the Statement of Operations. TDS has subsequently utilized derivative financial instruments to eliminate the risk of recording any further other-than-temporary losses. See "Market Risk – Marketable Equity Securities and Derivatives" for a discussion of other-than-temporary losses.

TDS had notes receivable from Airadigm Communications, Inc. ("Airadigm") and Kington Management Corporation ("Kington") aggregating $100.6 million relating to the funding of Airadigm's operations and the purchase by Kington of certain of U.S. Cellular's minority interests in 2000. The values of the notes were directly related to the values of certain assets and contractual rights of Airadigm and the value of the minority wireless market interests. As a result of changes in business strategies and other events, a review of the Airadigm business plan and a review of the wireless markets, management concluded that the notes receivable were impaired. Accordingly, TDS recorded a loss of $94.0 million in 2002 to establish a valuation allowance for the Airadigm notes receivable, to write down the Kington notes receivable and to write off certain capitalized costs.

TDS recorded additional losses in 2002 of $25.4 million related to the withdrawal from a partnership in which it had owned an investment interest, $7.3 million related to the write-down of a wireless investment to fair value and $4.2 million related to the reduction in value of a land purchase option.

Interest Expense increased $27.3 million, or 16%, to $198.7 million in 2004 from $171.4 million in 2003, and increased $39.2 million, or 30%, in 2003 from $132.2 million in 2002.

The increase in interest expense in 2004 was primarily due to new debt issuances in 2004 and 2003. U.S. Cellular issued 30-year 6.7% senior notes in June 2004 and December 2003 ($31.7 million) and issued 30-year 7.5% senior notes in June 2004 ($13.5 million). The increase in interest expense in 2004 was offset by the redemption of U.S. Cellular's 7.25% senior notes in August 2004 ($6.9 million) and the redemption of U.S. Cellular's Liquid Yield Option Notes in July 2004 ($3.6 million).

The increase in 2003 was primarily due to amounts related to forward contracts ($31.7 million), the issuance of 30-year, 8.75% senior notes ($9.6 million) by U.S. Cellular in 2002 and an increase in average short-term debt balances and related interest expense ($4.0 million). The increase in interest expense in 2003 was offset by the retirement of 9% Series A notes in December 2002

($4.6 million) and the $70.5 million reduction in medium-term notes ($2.5 million) in 2003. See Note 15 – Long-Term Debt and Note 16 – Financial Instruments and Derivatives, for an explanation of the forward contracts and other long-term debt instruments.

Minority Interest in Income of Subsidiary Trust In September 2003, TDS redeemed all $300 million of Company-Obligated Mandatorily Redeemable Preferred Securities at par plus accrued and unpaid distributions. There was no gain or loss on this transaction. Interest recorded on these securities totaled $16.7 million in 2003 and $24.8 million in 2002.

Other income (expense), net increased $5.1 million to $(6.9) million in 2004 from $(12.0) million in 2003, and decreased $14.4 million in 2003 from $2.4 million in 2002. The increase in 2004 reflects a $5.8 million increase in the gain on the VeriSign derivative. The decrease in 2003 was primarily due to the write-off of $9.0 million of deferred debt expenses related to the $300 million of Company-Obligated Mandatorily Redeemable Preferred Securities and $70.5 million of medium-term notes that were redeemed in 2003. TDS also incurred $7.3 million of costs related to the prepaid forward contracts and a $3.5 million loss related to derivative accounting on the VeriSign investment in 2003.

Income Tax Expense (Benefit) was an expense of $78.7 million in 2004, an expense of $50.4 million in 2003 and a benefit of $(577.0) million in 2002. The corresponding effective tax rates were 52.7% in 2004, 38.5% in 2003 and (37.1%) in 2002.

Income from continuing operations for each of the three years ended December 31, 2004, includes gains and losses (reported in the captions gain (loss) on investments, loss on impairment of long-lived assets, loss on impairment of intangible assets, and (gain) loss on assets held for sale in the Statement of Operations).

2004

- Tax expense of $36.4 million was recorded on the gain from the sale of assets to ALLTEL and to AT&T Wireless.
- Tax benefit of $28.4 million was recorded on the loss on impairment of competitive local exchange carrier assets.
- Tax benefits of $0.9 million were recorded on impairments of assets.

2003

- Tax benefits of $19.7 million were recorded on loss on assets of U.S. Cellular operations held for sale.
- Tax benefit of $19.6 million was recorded on loss on impairment of U.S. Cellular intangible assets.
- Tax benefit of $1.9 million was recorded on loss on impairment of TDS Telecom assets.
- Tax benefit of $1.6 million was recorded on loss on U.S. Cellular investments.

2002

- Tax benefit of $720.5 million was recorded on investments in marketable equity securities as a result of management's determination that unrealized losses with respect to the investments were other than temporary.

The effective income tax rate excluding the items listed above was 32.7% in 2004, 38.6% in 2003 and 43.1% in 2002. The 2004 effective tax rate on operations excluding losses and gains is lower than 2003 due to favorable settlement of several tax issues in 2004. During 2004, the Internal Revenue Service ("IRS") substantially completed its audit of TDS's federal income tax returns for the years 1997 - 2001 and TDS's claims for research tax credits for the years 1995 - 2001. Primarily based on the results of the audit, TDS reduced its accrual for audit contingencies by $10.0 million in 2004. Also in 2004 based upon the results of the federal income tax audit, TDS recorded a $6.0 million benefit for the research tax credits that were allowed in the federal income tax audit. See Note 2 – Income Taxes in the Notes to Consolidated Financial Statements for further discussion of the effective tax rates.

Minority Share of Income includes the minority public shareholders' share of U.S. Cellular's net income, the minority shareholders' or partners' share of certain U.S. Cellular subsidiaries' net income or loss and other TDS minority interests.

In 2004, U.S. Cellular's minority public shareholders' share of U.S. Cellular's net income increased $2.5 million due to U.S. Cellular's gains on the sale of assets to ALLTEL. In 2003, U.S. Cellular's minority public shareholders' share of U.S. Cellular's net income was reduced by $10.7 million due to U.S. Cellular's loss on impairment of intangible assets and loss on assets held for sale. In 2002, U.S. Cellular's minority public shareholders' share of U.S. Cellular's net income was reduced by $32.7 million due to U.S. Cellular's loss on investments.

Year Ended December 31,	**2004**	2003	2002
(Dollars in thousands)			
Minority Share of Income			
U.S. Cellular			
Minority Public			
Shareholders' Interest	**$(19,582)**	$(10,170)	$ 3,277
Subsidiaries'			
Minority Interests	**(8,380)**	(10,070)	(12,281)
	(27,962)	(20,240)	(9,004)
Other Subsidiaries	**(91)**	(140)	(64)
	$(28,053)	$(20,380)	$ (9,068)

Discontinued Operations. TDS is party to an indemnity agreement with T-Mobile USA, Inc. regarding certain contingent liabilities for Aerial Communications, Inc. ("Aerial"), a former subsidiary of TDS. TDS has recorded an accrual for expenses, primarily tax related, resulting from Aerial's merger into VoiceStream Wireless Corporation ("VoiceStream") in 2000.

In 2004, TDS reduced the accrued indemnity and recorded gains on discontinued operations totaling $10.2 million ($6.4 million, net of an income tax expense of $3.8 million), or $0.11 per diluted share. The accrual was reduced due to favorable outcomes of federal and state tax audits, which reduced TDS's indemnity requirements.

In 2003, TDS recorded a loss of $2.8 million ($1.6 million, net of an income tax benefit of $1.2 million), or $(0.03) per diluted share for discontinued operations for additional Aerial-related accrued liabilities.

Cumulative Effect of Accounting Changes. Effective January 1, 2003, TDS adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," and recorded the initial liability for legal obligations associated with an asset retirement. The cumulative effect of the implementation of this accounting standard on periods prior to 2003 was recorded in the first quarter of 2003, decreasing net income by $11.8 million, net of income taxes of $9.7 million and minority interest of $3.0 million, or $0.20 per diluted share.

Effective January 1, 2002, TDS adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and determined that wireless licenses have indefinite lives. Upon initial adoption, TDS reviewed its investments in licenses and determined there was an impairment loss on certain licenses. The cumulative effect of the initial impairment upon the adoption of SFAS No. 142 reduced net income in 2002 by $10.4 million, net of income taxes of $8.2 million and minority interest of $2.3 million, or $0.18 per diluted share.

Effective January 1, 2002, U.S. Cellular began deferring expense recognition of a portion of commission expenses in the amount of deferred activation fee revenues. The cumulative effect of this accounting change on periods prior to 2002 was recorded in 2002, increasing net income by $3.4 million, net of income taxes of $3.0 million and minority interest of $1.2 million, or $0.06 per diluted share.

Net Income (Loss) Available to Common totaled $48.8 million, or $0.84 per diluted share, in 2004 compared to $46.2 million, or $0.79 per diluted share, in 2003 and $(995.2) million, or $(16.97) per diluted share, in 2002. Amounts in 2002 were significantly affected by losses from investments.

WIRELESS TELEPHONE OPERATIONS

TDS provides wireless telephone service through United States Cellular Corporation ("U.S. Cellular"), an 82.0%-owned subsidiary. U.S. Cellular owns, manages and invests in wireless markets throughout the United States. Growth in the customer base is the primary reason for the change in U.S. Cellular's results of operations in 2004 and 2003. The number of customers increased 12% to 4,945,000 at December 31, 2004, and increased 7% to 4,409,000 at December 31, 2003, from 4,103,000 at December 31, 2002. In 2004, U.S. Cellular added 627,000 net new customers from its marketing efforts and transferred a total of 91,000 customers in two transactions. In February 2004, 58,000 customers in southern Texas were transferred to AT&T Wireless and in November 2004, 33,000 customers in Ohio and Florida were transferred to ALLTEL. In 2003, U.S. Cellular added 447,000 net new customers from its marketing efforts and transferred 141,000 customers in 10 markets in Florida and Georgia to AT&T Wireless in exchange for wireless licenses. See "Acquisitions, Exchanges and Divestitures" for a discussion of these transactions.

U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, either majority or minority interests in 151 cellular markets and 69 personal communications service markets at December 31, 2004. A summary of the number of markets U.S. Cellular owns or has rights to acquire as of December 31, 2004, follows:

	Number of Markets
Consolidated markets(1)	175
Consolidated markets to be acquired pursuant to existing agreements(2)	21
Minority interests accounted for using equity method(3)	19
Minority interests accounted for using cost method(4)	5
Total markets to be owned after completion of pending transactions	220

(1) U.S. Cellular owns a controlling interest in each of these markets.

(2) U.S. Cellular owns rights to acquire controlling interests in 21 additional wireless licenses, 20 of which result from an acquisition agreement with AT&T Wireless, now Cingular, which closed in August 2003. U.S. Cellular has up to five years from the transaction closing date to exercise its rights to acquire the licenses. In a separate agreement, U.S. Cellular agreed to purchase a controlling interest in one license from Cingular.

(3) Represents licenses in which U.S. Cellular owns an interest that is not a controlling financial interest and which are accounted for using the equity method.

(4) Represents licenses in which U.S. Cellular owns an interest that is not a controlling financial interest and which are accounted for using the cost method.

Following are tables of summarized operating data for U.S. Cellular's consolidated operations:

December 31,(1a)	2004	2003	2002
Total market population(2)	**44,391,000**	46,267,000	41,048,000
Customers(3)	**4,945,000**	4,409,000	4,103,000
Market penetration(4)	**11.14%**	9.53%	10.00%
Total full-time equivalent employees	**6,725**	6,225	6,100
Cell sites in service	**4,856**	4,184	3,914

For the Year Ended December 31,(1b)	2004	2003	2002
Average monthly service revenue per customer(5)	**$47.15**	$47.38	$47.25
Post pay churn rate per month(6)	**1.5%**	1.5%	1.8%
Sales and marketing cost per gross customer addition(7)	**$ 404**	$ 380	$ 365

(1a) Amounts in 2004 (i) do not include the two markets sold to ALLTEL in November 2004; (ii) do not include the six markets sold to AT&T Wireless in February 2004; (iii) do not include the 10 markets transferred to AT&T Wireless in August 2003; and (iv) include the 15 markets acquired and transferred from AT&T Wireless in August 2003. Amounts in 2003 (i) include the two markets sold to ALLTEL in November 2004; (ii) include the six markets sold to AT&T Wireless in February 2004; (iii) do not include the 10 markets transferred to AT&T Wireless in August 2003; and (iv) include the 15 markets acquired and transferred from AT&T Wireless in August 2003. Amounts in 2002 include the results from the Chicago market acquired in August 2002.

(1b) Amounts in 2004 (i) include the results of the two markets sold to ALLTEL through November 30, 2004; (ii) include the results of the six markets sold to AT&T Wireless through February 17, 2004; (iii) do not include the results of the 10 markets transferred to AT&T Wireless in August 2003 for the entire period; and (iv) include the development and operating activities of the 15 markets acquired and transferred from AT&T Wireless in August 2003 for the entire period. Amounts in 2003 (i) include the results of the two markets sold to ALLTEL in November 2004 for the entire period; (ii) include the results of the six markets sold to AT&T Wireless in February 2004 for the entire period; (iii) include the results of the 10 markets transferred to AT&T Wireless through July 31, 2003; and (iv) include the development and acquisition activities of the 15 markets acquired and transferred from AT&T Wireless from the transfer date of August 1, 2003 to December 31, 2003. Amounts in 2002 include the operations of the Chicago market from August 7 through December 31.

(2) Represents 100% of the population of the markets in which U.S. Cellular has a controlling financial interest for financial reporting purposes. The total market population of 1.5 million in the 10 markets that U.S. Cellular transferred to AT&T Wireless in August 2003 is excluded from this amount for 2003, as the customers of these 10 markets are not included in U.S. Cellular's consolidated customer base as of December 31, 2003 or 2004. The total market population of the two markets sold to ALLTEL in November 2004 and the six markets sold to AT&T Wireless in February 2004 are not included in this amount for 2004, as the customers sold in these transactions are not included in U.S. Cellular's consolidated customer base as of December 31, 2004.

(3) U.S. Cellular's customer base consists of the following types of customers:

December 31,	2004	2003	2002
Customers on postpay service plans in which the end user is a customer of U.S. Cellular ("postpay customers")	4,303,000	3,942,000	3,765,000
End user customers acquired through U.S. Cellular's agreement with a third party ("reseller customers")*	467,000	316,000	213,000
Total postpay customer base	4,770,000	4,258,000	3,978,000
Customers on prepaid service plans in which the end user is a customer of U.S. Cellular ("prepaid customers")	175,000	151,000	125,000
Total customers	4,945,000	4,409,000	4,103,000

* Pursuant to its agreement with the third party, U.S. Cellular is compensated by the third party on a postpay basis; as a result, all customers U.S. Cellular has acquired through this agreement are considered to be postpay customers.

(4) Calculated using 2003, 2002 and 2001 Claritas population estimates for 2004, 2003 and 2002, respectively. "Total market population" is used only for the purposes of calculating market penetration, which is calculated by dividing customers by the total market population (without duplication of population in overlapping markets).

(5) Management uses this measurement to assess the amount of service revenue U.S. Cellular generates each month on a per-unit basis. Variances in this measurement are monitored and compared to variances in expenses on a per-unit basis. Average monthly service revenue per customer is calculated as follows:

Year Ended or at December 31,	2004	2003	2002
Service Revenue (000s)	$2,647,227	$2,423,789	$2,098,893
Divided by average customers during period (000s)	4,679	4,263	3,702
Divided by twelve months in each period	12	12	12
Average monthly revenue per customer	$ 47.15	$ 47.38	$ 47.25

(6) Postpay churn rate per month represents the percentage of the postpay customer base that disconnects service each month, including both postpay customers and reseller customer numbers. Reseller customers can disconnect service without the associated account number being disconnected from U.S. Cellular's network if the reseller elects to reuse the customer telephone number. Only those reseller customer numbers that are disconnected from U.S. Cellular's network are counted in the number of postpay disconnects. The calculation divides the total number of postpay and reseller customers who disconnect service during the period by the number of months in such period, and then divides that quotient by the average monthly postpay customer base, which includes both postpay and reseller customers, for such period.

(7) For a discussion of the components of this calculation, see "Operating Expenses – Selling, General and Administrative."

Operating Revenues

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Retail service(1)	$2,301,152	$2,032,287	$1,696,648
Inbound roaming	171,444	221,737	255,443
Long-distance and other(1)	174,631	169,765	146,802
Service Revenues	2,647,227	2,423,789	2,098,893
Equipment sales	190,392	158,994	98,693
Total Operating Revenues	$2,837,619	$2,582,783	$2,197,586

(1) Certain amounts reported in prior years have been reclassified to conform to current period presentation.

Operating revenues increased $254.8 million, or 10%, to $2,837.6 million in 2004 from $2,582.8 million in 2003, and increased $385.2 million, or 18%, in 2003 from $2,197.6 million in 2002.

Service revenues increased $223.4 million, or 9%, to $2,647.2 million in 2004 from $2,423.8 million in 2003, and increased $324.9 million, or 15%, in 2003 from $2,098.9 million in 2002. Service revenues primarily consist of: (i) charges for access, airtime, roaming and value-added services provided to U.S. Cellular's retail customers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on U.S. Cellular's systems. The increases in both years were primarily due to the growth in the number of retail customers in each year. Monthly service revenue per customer averaged $47.15 in 2004, $47.38 in 2003 and $47.25 in 2002.

Retail service revenues increased $268.9 million, or 13%, to $2,301.2 million in 2004 from $2,032.3 million in 2003, and increased $335.7 million, or 20%, in 2003 from $1,696.6 million in 2002. Growth in U.S. Cellular's average customer base of 10% and 15% in 2004 and 2003, respectively, and an increase in average monthly retail service revenues per customer were the primary reasons for the increases in retail service revenues in all three years.

The average number of customers is affected by the timing of acquisitions and divestitures in all three years, including the acquisition of the Chicago market in August 2002 and the disposition of markets in August 2003, February 2004 and November 2004.

U.S. Cellular anticipates that growth in the customer base in U.S. Cellular's wireless markets will be slower in the future, primarily as a result of the increased competition in its markets and continued penetration of the consumer market. However, as U.S. Cellular expands its operations in recently acquired markets in future years, it anticipates adding customers and revenues in those markets, increasing its overall customer and revenue growth rates.

In addition, the increases in retail service revenues in both years reflect increases of $16.4 million in 2004 and $45.9 million in 2003 in amounts billed to U.S. Cellular's customers to offset costs related to certain regulatory mandates, such as universal service funding, wireless number portability and E-911 infrastructure, which are being passed through to customers. In particular, the amounts U.S. Cellular charges to its customers to offset universal service funding costs increased significantly due to changes in FCC regulations beginning April 1, 2003.

Average monthly retail service revenues per customer increased 3% to $40.98 in 2004 from $39.73 in 2003 and increased 4% in 2003 from $38.19 in 2002. These increases were driven by an increase in average minutes of use per customer, the effect of which was partially offset by a decline in average revenue per minute of use. An increase in revenues from data-related products and services, which totaled $67.0 million in 2004, positively impacted average monthly retail service revenues per customer in 2004.

Monthly local retail minutes of use per customer averaged 539 in 2004, 422 in 2003 and 304 in 2002. The increases in both years were driven by U.S. Cellular's focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage. In 2003, the increase was also attributable to the acquisition of the Chicago market in August 2002, whose customers used more minutes per month than the U.S. Cellular average. The impact on retail service revenues of the increased minutes of use in both years was partially offset by a decrease in average revenue per minute of use. The decrease in average revenue per minute of use reflects the effects of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans. U.S. Cellular anticipates that its average revenue per minute of use will continue to decline in the future, reflecting increased competition and continued penetration of the consumer market.

Inbound roaming revenues decreased $50.3 million, or 23%, to $171.4 million in 2004 from $221.7 million in 2003, and decreased $33.7 million, or 13%, in 2003 from $255.4 million in 2002. The decreases in revenue related to inbound roaming on U.S. Cellular's systems in both years primarily resulted from a decrease in revenue per roaming minute of use, partially offset by an increase in roaming minutes used. Also contributing to the decreases in both years were the transfer of the Florida and Georgia markets and the sale of the southern Texas markets to AT&T Wireless in August 2003 and February 2004, respectively; these markets had historically provided substantial amounts of inbound roaming revenues. The increases in inbound roaming minutes of use in both years were primarily driven by the overall growth in the number of customers throughout the wireless industry. The declines in revenue per minute of use in both years were primarily due to the general downward trend in negotiated rates.

U.S. Cellular anticipates that the future rate of growth in inbound roaming minutes of use will be reduced due to three factors:

- newer customers may roam less than existing customers, reflecting further penetration of the consumer market;
- the divestiture of U.S. Cellular's markets in Florida and Georgia in August 2003 and in southern Texas in February 2004, which have historically provided substantial inbound roaming minutes of use; and
- U.S. Cellular's roaming partners may switch their business from U.S. Cellular to other operators or to their own systems.

U.S. Cellular also anticipates that average inbound roaming revenue per minute of use will continue to decline, reflecting the continued general downward trend in negotiated rates.

Long-distance and other revenues increased $4.8 million, or 3%, to $174.6 million in 2004 from $169.8 million in 2003, and increased $23.0 million, or 16%, in 2003 from $146.8 million in 2002. The increases in both years primarily reflected $12.7 million and $12.7 million increases, respectively, in competitive eligible telecommunications carrier funds received for the states in which U.S. Cellular is eligible to receive such funds.

Partially offsetting the increase in 2004 were decreases in the remaining long-distance and other revenues. The decrease was driven by price reductions primarily related to long-distance charges on roaming minutes of use as well as U.S. Cellular's increasing use of pricing plans for its customers which include long-distance calling at no additional charge. This effect was partially offset by an increase in the volume of long-distance calls billed by U.S. Cellular to other wireless carriers whose customers used U.S. Cellular's systems to make long-distance calls.

In 2003, the increase in the volume of long-distance calls on U.S. Cellular's systems, by both U.S. Cellular's customers and customers of other wireless carriers who were using U.S. Cellular's systems while roaming, further increased long-distance and other revenues. This effect was partially offset by price reductions primarily related to long-distance charges on roaming minutes of use as well as U.S. Cellular's increasing use of pricing plans for its customers, which include long-distance calling at no additional charge.

Equipment sales revenues increased $31.4 million, or 20%, to $190.4 million in 2004 from $159.0 million in 2003, and increased $60.3 million, or 61%, in 2003 from $98.7 million in 2002.

U.S. Cellular includes in its equipment sales revenues any handsets and related accessories sold to its customers, whether the customers are new to U.S. Cellular or are current customers who are changing handsets. U.S. Cellular also sells handsets to its agents at a price approximately equal to U.S. Cellular's cost, before applying any rebates. Selling handsets to agents enables U.S. Cellular to provide better control over handset quality, establish roaming preferences and pass along quantity discounts.

In these transactions with agents, equipment sales revenues are recognized upon delivery of the related products to the agents, net of any anticipated agent rebates. In most cases, the agents receive a rebate from U.S. Cellular at the time the agents provide handsets to sign up new customers or retain current customers.

U.S. Cellular anticipates that it will continue to sell handsets to agents in the future, and that it will continue to provide rebates to agents who provide handsets to new and current customers. Equipment sales revenues have grown less significantly than cost of equipment sold in 2004 and 2003 due to the continued substantial discounting of handsets. This trend is occurring throughout the wireless industry.

The increase in equipment sales revenues in both years primarily represents $25.7 million and $52.7 million increases, respectively, in handset sales to agents. Customers added to U.S. Cellular's customer base through its marketing distribution channels ("gross customer activations"), one of the primary drivers of equipment sales revenues, increased 15% in 2004 and 24% in 2003. In 2003, the number of handsets provided to current customers for retention purposes also increased significantly, further increasing equipment sales revenues. Retention transactions have increased as U.S. Cellular's customer base has grown and it continued to focus on retaining customers by offering existing customers new handsets similar to those offered to new customers as the expiration dates of customers' service contracts approached.

Operating Expenses

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
System operations (excluding depreciation shown below)	**$ 563,069**	$ 576,159	$ 492,750
Cost of equipment sold	**486,952**	355,150	242,523
Selling, general and administrative	**1,122,700**	1,004,655	829,993
Depreciation	**450,032**	374,769	311,993
Amortization and accretion	**47,910**	57,564	39,161
Loss on impairment of intangible assets	**—**	49,595	—
(Gain) loss on assets held for sale	**(10,806)**	45,908	—
Total Operating Expenses	**$2,659,857**	$2,463,800	$1,916,420

Operating expenses increased $196.1 million, or 8%, to $2,659.9 million in 2004 from $2,463.8 million in 2003, and increased $547.4 million, or 29%, in 2003 from $1,916.4 million in 2002.

System operations expenses (excluding depreciation) decreased $13.1 million, or 2%, to $563.1 million in 2004 from $576.2 million in 2003, and increased $83.4 million, or 17%, in 2003 from $492.8 million in 2002. System operations expenses include charges from landline telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs related to local interconnection to the landline network, charges for maintenance of U.S. Cellular's network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers. The changes in system operations expenses in both years were due to the following factors:

- the number of cell sites within U.S. Cellular's systems increased 16% to 4,856 in 2004 from 4,184 in 2003, and increased 7% from 3,914 in 2002, as U.S. Cellular continues to expand and enhance coverage in its service areas both through acquisitions and internal growth; and
- increases in minutes of use both on U.S. Cellular's systems and by U.S. Cellular's customers using other systems while roaming.

The ongoing reductions both in the per-minute cost of usage on U.S. Cellular's systems and in negotiated roaming rates offset the above factors.

As a result of the above factors, the components of system operations expenses were affected as follows:

- the cost of minutes used on U.S. Cellular's systems increased $22.4 million, or 13% in 2004 and $46.5 million, or 38% in 2003, while total minutes used on U.S. Cellular's systems increased 40% in 2004 and 67% in 2003;
- maintenance, utility and cell site expenses increased $16.3 million, or 10% in 2004 and $40.3 million, or 31%, in 2003, as the average number of cell sites in service increased 11% and 19% in 2004 and 2003, respectively. The increase in 2004 included an adjustment of $3.2 million (of which $2.3 million was an out-of-period expense) recorded to reflect straight-line lease expense for certain lease arrangements with fixed rental increases; and
- expenses incurred when U.S. Cellular's customers used other systems while roaming decreased $51.8 million, or 22%, in 2004 and decreased $3.4 million, or 1%, in 2003, primarily due to the decreases in the per-minute cost of roaming revenues and the divestitures of markets to AT&T Wireless in 2003 and 2004. The per-minute cost of roaming charges is negotiated with other carriers in tandem with per-minute rates for inbound roaming revenues and have experienced a general decline over the past several years. Also in 2004, U.S. Cellular received $8.1 million of refunds of sales taxes on outbound roaming transactions which had been charged to system operations expenses in prior years.

In addition, system operations expenses increased in 2003 due to the August 2002 acquisition of the Chicago market, as a full year of activity in the Chicago market is included in 2003 compared to only the period from August 7 – December 31 in 2002. System operations expenses decreased in 2004 and 2003 due to the August 2003 transfer and February 2004 sale of markets to AT&T Wireless.

In 2004 and 2003, roaming charges paid by U.S. Cellular to third parties when its customers roamed in the Chicago market and other recently launched markets declined. Continued integration of these markets into U.S. Cellular's operations resulted in increased use of U.S. Cellular's system by U.S. Cellular's customers and a corresponding decrease in roaming by its customers on other systems, primarily in the Midwest. Prior to acquiring the Chicago market and other recently launched markets, U.S. Cellular paid roaming charges to third parties when any of its customers roamed in those markets.

Monthly systems operations expenses per customer decreased 11% to $10.03 in 2004 and increased 2% to $11.26 in 2003 from $11.09 in 2002. This measurement is calculated by dividing total system operations expenses as reported for each of the annual periods by 12, then dividing that quotient by average customers during each respective 12-month period as defined in Footnote 5 to the table of summarized operating data shown at the beginning of the Wireless Telephone Operations section. Management uses this measurement to assess the cost of customer usage and network usage and maintenance on a per-unit basis and to monitor efficiency.

In total, U.S. Cellular expects system operations expenses to increase over the next few years, driven by the following factors:

- increases in the number of cell sites within U.S. Cellular's systems as it continues to add capacity and enhance quality in all markets, and continues development activities in new markets; and
- increases in minutes of use, both on U.S. Cellular's systems and by U.S. Cellular's customers on other systems when roaming.

These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular's systems and on other carriers' networks. As the Chicago area and other recently launched markets have historically been among U.S. Cellular's customers' most popular roaming destinations, U.S. Cellular anticipates that the continued integration of these markets into its operations will result in a further increase in minutes of use by U.S. Cellular's customers on its systems and a corresponding decrease in minutes of use by its customers on other systems, resulting in a lower overall increase in minutes of use by U.S. Cellular's customers on other systems. Such a shift in minutes of use should reduce U.S. Cellular's per-minute cost of usage in the future, to the extent that U.S. Cellular's customers use U.S. Cellular's systems rather than other carriers' networks.

Cost of equipment sold increased $131.8 million, or 37%, to $487.0 million in 2004 from $355.2 million in 2003, and increased $112.7 million, or 46%, from $242.5 million in 2002.

The increases in both years were primarily due to $69.7 million and $80.7 million increases, respectively, in handset sales to agents. Also contributing were 15% and 24% increases, respectively, in gross customer activations as well as an increase in handsets sold to customers for retention purposes in both years as the number of retention transactions has increased. U.S. Cellular continued to focus on retaining customers by offering existing customers handset pricing similar to that offered to new customers as the expiration date of customers' service contracts approached.

In addition, the overall cost per handset increased in 2004 as customers purchased higher-priced data-enabled handsets. These handsets are required for customers to access U.S. Cellular's **easy**edge[SM] suite of services which was launched in the second half of 2003.

Selling, general and administrative expenses increased $118.0 million, or 12%, to $1,122.7 million in 2004 from $1,004.7 million in 2003, and increased $174.7 million, or 21%, in 2003 from $830.0 million in 2002. Selling, general and administrative expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent commissions and related expenses; corporate marketing, merchandise management and telesales department salaries and expenses; advertising; and public relations expenses. Selling, general and administrative expenses also include the costs of operating U.S. Cellular's customer care centers, the costs of serving customers and the majority of U.S. Cellular's corporate expenses.

The increase in selling, general and administrative expenses in 2004 is primarily due to the following:

- a $31.3 million increase in advertising costs, primarily related to marketing of the U.S. Cellular brand in the Chicago market and in the markets which were launched in 2004, and the marketing of U.S. Cellular's data-related wireless services, which were launched in the second half of 2003;
- a $28.4 million increase in employee and agent commissions and other payments made to agents for the activation and retention of customers, primarily driven by the 15% increase in gross customer activations and the increase in customer retention transactions;
- a $20.7 million increase in expenses related to payments into the federal universal service fund, primarily due to an increase in rates due to changes in the FCC regulations, substantially all of which is offset by increases in retail service revenue for amounts passed through to customers; and
- a $17.1 million increase in bad debt expense, primarily attributable to the increase in operating revenues and the increase in writeoffs of accounts receivable considered uncollectible in 2004.

These increases were partially offset by a $24.9 million decrease in billing-related expenses, primarily due to the migration in the third quarter of 2003 of the Chicago market's operations to the same billing system used by U.S. Cellular's other markets.

The increase in selling, general and administrative expenses in 2003 is primarily due to the following factors:

- a $38.4 million increase in advertising costs, primarily related to the continued marketing of the U.S. Cellular brand in the Chicago market and the marketing of U.S. Cellular's data-related wireless services;
- a $30.1 million increase in expenses related to payments into the federal universal service fund, based on an increase in rates due to changes in the FCC regulations, substantially all of which is offset by increases in long-distance and other revenue for amounts passed through to customers; and
- a $29.3 million increase in billing-related expenses, primarily due to the expenses related to the maintenance of the Chicago market's billing system and the transition to the system used in U.S. Cellular's other operations in July 2003.

In both years, increases were also attributable to the increases in employee-related expenses associated with acquiring, serving and retaining customers, primarily as a result of the increase in U.S. Cellular's customer base.

In 2003, the increase in salaries and other sales-related costs is also attributable to the expenses incurred in preparation for U.S. Cellular's launch of data-related wireless services in its markets.

Sales and marketing cost per gross customer activation totaled $404 in 2004, $380 in 2003 and $365 in 2002. Sales and marketing cost per gross customer activation is not calculable using financial information derived directly from the Statement of Operations. The definition of sales and marketing cost per gross customer activation that U.S. Cellular uses as a measure of the cost to acquire additional customers through its marketing distribution channels may not be comparable to similarly titled measures that are reported by other companies. Below is a summary of sales and marketing cost per gross customer activation for each period.

Year Ended December 31,	**2004**	2003	2002
(Dollars in thousands, except per customer amounts)			
Components of cost:			
Selling, general and administrative expenses related to the acquisition of new customers(1)	**$ 496,593**	$ 428,944	$ 368,888
Cost of equipment sold to new customers(2)	**346,399**	248,539	185,283
Less equipment sales revenue from new customers(3)	**(213,833)**	(162,402)	(100,164)
Total cost	**$ 629,159**	$ 515,081	$ 454,007
Gross customer activations (000s)(4)	**1,557**	1,357	1,244
Sales and marketing cost per gross customer activation	**$ 404**	$ 380	$ 365

(1) Selling, general and administrative expenses related to the acquisition of new customers are reconciled to reported selling, general and administrative expenses as follows:

Year Ended December 31,	**2004**	2003	2002
(Dollars in thousands)			
Selling, general and administrative expenses, as reported	**$1,122,700**	$1,004,655	$ 829,993
Less expenses related to serving and retaining customers	**(626,107)**	(575,711)	(461,105)
Selling, general and administrative expenses related to the acquisition of new customers	**$ 496,593**	$ 428,944	$ 368,888

(2) Cost of equipment sold to new customers is reconciled to reported cost of equipment sold as follows:

Year Ended December 31,	**2004**	2003	2002
(Dollars in thousands)			
Cost of equipment sold, as reported	**$ 486,952**	$ 355,150	$ 242,523
Less cost of equipment sold related to the retention of existing customers	**(140,553)**	(106,611)	(57,240)
Cost of equipment sold to new customers	**$ 346,399**	$ 248,539	$ 185,283

(3) Equipment sales revenue from new customers is reconciled to reported equipment sales revenues as follows:

Year Ended December 31,	**2004**	2003	2002
(Dollars in thousands)			
Equipment sales revenues, as reported	**$ 190,392**	$ 158,994	$ 98,693
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	**(27,267)**	(27,328)	(13,108)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	**50,708**	30,736	14,579
Equipment sales revenues from new customers	**$ 213,833**	$ 162,402	$ 100,164

(4) Gross customer activations represent customers added to U.S. Cellular's customer base during the respective periods presented, through its marketing distribution channels.

Monthly general and administrative expenses per customer, including the net costs related to the renewal or upgrade of service contracts of existing customers ("net customer retention costs"), increased 5% to $14.07 in 2004, and increased 15% to $13.40 in 2003 from $11.70 in 2002. U.S. Cellular uses this measurement to assess the cost of serving and retaining its customers on a per-unit basis.

This measurement is reconciled to total selling, general and administrative expenses as follows:

Year Ended December 31,	2004	2003	2002
(Dollars in thousands, except per customer amounts)			
Components of cost[1]:			
Selling, general and administrative expenses as reported	**$1,122,700**	$1,004,655	$ 829,993
Less selling, general and administrative expenses related to the acquisition of new customers	**(496,593)**	(428,944)	(368,888)
Add cost of equipment sold related to the retention of existing customers	**140,553**	106,611	57,240
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	**(27,267)**	(27,328)	(13,108)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	**50,708**	30,736	14,579
Net cost of serving and retaining customers	**$ 790,101**	$ 685,730	$ 519,816
Divided by average customers during period (000s)[2]	**4,679**	4,263	3,702
Divided by twelve months in each period	**12**	12	12
Average monthly general and administrative expenses per customer	**$ 14.07**	$ 13.40	$ 11.70

(1) These components were previously identified in the table which calculates sales and marketing cost per customer activation and related footnotes.

(2) Average customers for each respective period as previously listed in footnote 5 to the table of summarized operating data.

Depreciation expense increased $75.2 million, or 20%, to $450.0 million in 2004 from $374.8 million in 2003, and increased $62.8 million, or 20%, from $312.0 million in 2002. The increases in both years reflect rising average fixed asset balances, which increased 13% in 2004 and 23% in 2003. Increased fixed asset balances in both 2004 and 2003 resulted from the following factors:

- the addition of 840 and 507 new cell sites in 2004 and 2003, respectively, built to launch service and improve coverage and capacity in U.S. Cellular's markets; and
- the acquisition in 2002 and continuing development of the Chicago market.

In addition, the following factors also contributed to the increase in 2004:

- certain Time Division Multiple Access ("TDMA") digital radio equipment consigned to a third party for future sale was taken out of service and written down by $17.2 million prior to its consignment, increasing depreciation expense by that amount. This write-down was necessary to reduce the book value of the assets to be sold to their estimated proceeds from disposition;
- a reduction of useful lives of certain TDMA radio equipment, switch software and antenna equipment, which increased depreciation expense $14.9 million;
- in preparation for the implementation of a fixed asset management and tracking software system, including a bar code asset identification system, U.S. Cellular conducted a physical inventory review of its cell site fixed assets. As a result of the review, U.S. Cellular charged $11.9 million to depreciation expense for the write-off of certain assets; and
- an $11.3 million addition to depreciation expense related to the write-down of certain assets prior to their disposition.

Additionally, U.S. Cellular recorded $8.6 million less depreciation expense in 2004 than in 2003 as depreciation on the properties sold to AT&T Wireless and ALLTEL was only recorded through November 2003 and August 2004, respectively, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

In 2003, U.S. Cellular took certain cell sites in which its antennae were co-located on third parties' towers out of service, writing off the remaining net book value of the related assets. This write-off increased depreciation expense $7.0 million in 2003. These cell sites were acquired from another carrier in a 2001 transaction. U.S. Cellular recorded $11.6 million less depreciation expense in 2003 than in 2002 as depreciation on the properties transferred to AT&T Wireless in the exchange transaction was only recorded through March 2003 in accordance with SFAS No. 144.

In 2002, U.S. Cellular charged $15.0 million to depreciation expense to reflect the write-off of certain analog equipment based on fixed asset inventory reviews performed in 2002.

Amortization and accretion expense decreased $9.7 million, or 17%, to $47.9 million in 2004 from $57.6 million in 2003, and increased $18.4 million, or 47%, from $39.2 million in 2002. The decrease in 2004 was primarily caused by an $8.6 million decrease in amortization related to the customer list intangible assets and other amortizable assets acquired in the Chicago market transaction during 2002. The customer list assets are amortized using the declining balance method, based on average customer-retention periods of each customer list. Therefore, decreasing amounts of amortization expense will be recorded in each 12-month period following the establishment of each customer list asset. The increase in 2003 is primarily driven by the $11.1 million increase in amortization related to the customer list intangible assets and other deferred charges acquired in the Chicago market transaction during 2002.

In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," as of January 1, 2003, U.S. Cellular began accreting liabilities for future remediation obligations associated with leased properties. Such accretion expense totaled $5.0 million in 2004 and $4.4 million in 2003.

Loss on impairment of intangible assets totaled $49.6 million in 2003. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," U.S. Cellular performed the annual impairment test for its investment in licenses for 2003. The carrying value of the licenses in each reporting unit was compared to the estimated fair value of the licenses in each reporting unit. The license values in two reporting units were determined to be impaired and a loss of $49.6 million was recorded. The 2004 annual testing resulted in no impairments.

See "Application of Critical Accounting Policies and Estimates – Investments in Licenses and Goodwill" for further discussion of TDS's and U.S. Cellular's intangible asset impairment testing.

(Gain) loss on assets held for sale totaled a gain of $10.8 million in 2004 and a loss of $45.9 million in 2003.

In 2004, the gain related to two divestitures completed in 2004. The sale of two consolidated markets to ALLTEL in November 2004 resulted in a $10.1 million gain on assets held for sale. The remaining amount of $0.7 million was recorded in 2004 as a reduction of a $22.0 million estimated loss recorded in the fourth quarter 2003 on the sale of U.S. Cellular markets in southern Texas to AT&T Wireless on February 18, 2004. The result was an aggregate loss of $21.3 million, representing the difference between the carrying value of the markets sold and the cash received in the transaction. For further discussion of these transactions, see "Liquidity and Capital Resources – Acquisitions, Exchanges and Divestitures."

In 2003, $23.9 million of the total loss represents the difference between the fair value of the licenses U.S. Cellular received and expects to receive in the AT&T Wireless exchange transaction completed on August 1, 2003, and the recorded value of the Florida and Georgia market assets it transferred to AT&T Wireless. The loss also includes a $22.0 million write-down related to the wireless assets which were sold to AT&T Wireless in February 2004.

Operating Income

Operating income increased $58.8 million, or 49%, to $177.8 million in 2004 from $119.0 million in 2003, and decreased $162.2 million, or 58%, in 2003 from $281.2 million in 2002. The operating income margins (as a percent of service revenues) were 6.7% in 2004, 4.9% in 2003 and 13.4% in 2002.

The increase in operating income and operating income margin in 2004 reflects the following:

- increased service revenues primarily due to the growth in the number of retail customers; and
- gains recorded on assets held for sale in 2004 compared to losses recorded on assets held for sale and loss on intangible assets in 2003.

The increase in 2004 was offset by the following:

- increased expenses related to the launch of new operating markets in 2004;
- decreased roaming revenue resulting from a decrease in revenue per roaming minute of use;
- decreased operating income due to markets divested to AT&T Wireless;
- increased equipment subsidies reflecting increased competition and gross customer activations as well as an increase in handsets sold to customers for retention purposes;
- increased depreciation expense driven by an increase in average fixed assets related to ongoing improvements to and the expansion of U.S. Cellular's wireless network as well as asset write-offs; and
- increased selling, general and administrative expenses primarily driven by increased advertising and commissions expenses.

The declines in operating income and operating income margin in 2003 reflect the following:

- increased selling, general and administrative expenses, primarily driven by the acquisition and subsequent transition of the Chicago market's operations and billing system; and additional costs related to advertising and marketing the U.S. Cellular brand, especially in the Chicago market, and related to the launch of U.S. Cellular's data-related wireless services in certain markets;
- increased depreciation expense, driven by an increase in average fixed assets related to ongoing improvements to and the expansion of U.S. Cellular's wireless network;
- increased system operations expenses, primarily driven by increases in the number of cell sites and increases in the number of minutes used by U.S. Cellular's customers and roaming customers on U.S. Cellular's network; and
- increased equipment subsidies, primarily due to U.S. Cellular's practice of selling handsets to agents; this practice began in 2002 and increased the volume of handset sales, as well as the increase in customer retention-related equipment transactions.

Operating income and operating income margin in 2003 also reflect:

- the losses on assets held for sale related to both the exchange transaction completed on August 1, 2003, and the sale transaction involving AT&T Wireless that was pending at December 31, 2003; and
- the loss on impairment of intangible assets.

These expense increases were partially offset by increased service revenues, which were driven by growth in the number of customers served by U.S. Cellular's systems and increases in average monthly revenue per customer.

U.S. Cellular expects most of the above factors, except for those related to the transition of the Chicago market and the gains and losses on assets held for sale and impairments related to events in 2004 and 2003, to continue to have an effect on operating income and operating margins for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S. Cellular's operating results, may cause operating income and operating margins to fluctuate over the next several quarters.

U.S. Cellular anticipates that it will continue to invest in and incur expenses related to markets it has acquired and in which it has initiated service over the past few years. In addition, U.S. Cellular anticipates initiating marketing operations in the St. Louis, Missouri market in 2005. The timing of such a market launch is not known, but will require significant continued investment and is expected to have a significant impact on U.S. Cellular's results when marketing operations begin.

U.S. Cellular also incurred additional expenses related to its launch of data-related wireless services in many of its markets in 2004 and 2003, and expects to incur expenses related to its continued marketing of data-related wireless services in the next few years.

As a result, depending on the timing and effectiveness of these initiatives, U.S. Cellular's operating income may range from $220 million to $270 million in 2005, including $530 million of anticipated depreciation, amortization and accretion expenses, compared to operating income of $177.8 million in 2004. Its corresponding operating margins may range from 7% to 9% in 2005, compared to an operating margin of 6.7% in 2004.

U.S. Cellular anticipates that service revenues will total approximately $2.9 billion in 2005, compared to service revenues of $2.65 billion in 2004. The anticipated service revenue growth in 2005 reflects the continued growth in U.S. Cellular's customer base and the continued marketing of data-related wireless services in its markets.

Depending on the timing and effectiveness of its marketing efforts, U.S. Cellular anticipates that its net customer activations from its marketing channels will total 425,000 to 475,000.

U.S. Cellular anticipates that its net costs associated with customer growth, service and retention as well as initiation of new services, launches in new markets, and fixed asset additions will continue to grow. U.S. Cellular anticipates that its net customer retention costs will increase in the future as its customer base grows, as competitive pressures continue and as per-unit handset costs increase without compensating increases in the per-unit sales price of handsets to customers and agents.

Effects of Competition on Operating Income

U.S. Cellular competes directly with several wireless communications services providers, including enhanced specialized mobile radio service providers, in each of its markets. In general, there are between four and six competitors in each wireless market in which U.S. Cellular provides service. U.S. Cellular generally competes against each of the five near-nationwide wireless companies: Verizon Wireless, Sprint (and affiliates), Cingular Wireless, LLC (which recently merged with AT&T Wireless), T-Mobile USA, Inc. and Nextel Communications ("Nextel"). However, not all five of these competitors operate in all markets where U.S. Cellular does business. U.S. Cellular believes that these competitors have substantially greater financial, technical, marketing, sales, purchasing and distribution resources than it does. In addition, Sprint recently proposed to acquire Nextel which would likely increase this competitor's access to such resources.

The use of national advertising and promotional programs by such national wireless operators may be a source of additional competitive and pricing pressures in all U.S. Cellular markets, even if those operators may not provide service in a particular market. U.S. Cellular provides wireless services comparable to the national competitors, but the other wireless companies operate in a wider geographic area and are able to offer no- or low-cost roaming and long-distance calling packages over a wider area on their own networks than U.S. Cellular can offer on its network. If U.S. Cellular offers the same calling area as one of these competitors, it will incur roaming charges for calls made in portions of the calling area that are not part of its network.

In the Midwest, U.S. Cellular's largest contiguous service area, it can offer larger regional service packages without incurring significant roaming charges than it is able to offer in other parts of its network. U.S. Cellular also employs a customer satisfaction strategy throughout its markets which it believes has contributed to a relatively low customer churn rate, which in turn has had a positive impact on its cost to add a net new customer.

Some of U.S. Cellular's competitors bundle other services, such as landline telephone service and Internet access, with their wireless communications services, which U.S. Cellular either does not have the ability to offer or has chosen not to offer.

In addition, U.S. Cellular competes against both larger and smaller regional wireless companies in certain areas, including ALLTEL, Western Wireless Corporation ("Western Wireless") and Rural Cellular Corporation, and against resellers of wireless services. Since each of these competitors operates on systems using spectrum licensed by the FCC and has comparable technology and facilities, competition for customers among these systems in each market is principally on the basis of quality of service, price, size of area covered, services offered and responsiveness of customer service. ALLTEL has recently agreed to acquire Western Wireless, which may increase this competitor's financial, technical, marketing, sales, purchasing and distribution resources.

Since U.S. Cellular's competitors do not disclose their subscriber counts in specific regional service areas, market share for the competitors in each regional market cannot be accurately determined.

Effects of Wireless Number Portability on Operating Income

The FCC has adopted wireless number portability rules requiring wireless carriers to allow a customer to retain, subject to certain geographical limitations, their existing telephone number when switching from one telecommunications carrier to another. These rules have become effective for all U.S. Cellular markets on or before May 24, 2004.

U.S. Cellular has been successful in facilitating number portability requests in a timely manner. The implementation of wireless number portability has not had a material effect on U.S. Cellular's results of operations to date. However, U.S. Cellular is unable to predict the impact that the implementation of number portability will have in the future. The implementation of wireless number portability may increase churn rates for U.S. Cellular and other wireless companies, as the ability of customers to retain their wireless telephone numbers removes a significant barrier for customers who wish to change wireless carriers. However, to the extent U.S. Cellular loses customers, the effect may be offset to the extent it is able to obtain additional new customers who wish to change their service from other wireless carriers as a result of wireless number portability. The future volume of any porting requests, and the processing costs related thereto, may increase U.S. Cellular's operating costs in the future. Any of the above factors could have an adverse effect on U.S. Cellular's competitive position, costs of obtaining new subscribers, liquidity, financial position and results of operations.

WIRELINE TELEPHONE OPERATIONS

TDS operates its wireline telephone operations through TDS Telecommunications Corporation ("TDS Telecom"), a wholly owned subsidiary. TDS Telecom served 1,157,200 equivalent access lines at the end of 2004, an increase of 70,200 lines over 2003. At the end of 2003, TDS Telecom served 1,087,000 equivalent access lines, an increase of 84,400 lines over 2002. TDS Telecom provides service through incumbent local exchange carriers and through competitive local exchange carriers. Equivalent access lines are derived by converting each high-capacity data line to the estimated equivalent number, in terms of capacity, of switched access lines.

TDS Telecom's incumbent local exchange carriers served 730,400 equivalent access lines at the end of 2004 compared to 722,200 at the end of 2003 and 711,200 at the end of 2002. The incumbent local exchange carrier operations have grown primarily through internal growth. Internal growth, net of disconnections, added 8,200 equivalent access lines in 2004, 11,000 lines in 2003 and 5,900 lines in 2002. Acquisitions added 27,000 lines in 2002.

TDS Telecom's competitive local exchange carrier served 426,800 equivalent access lines at the end of 2004 compared to 364,800 at the end of 2003 and 291,400 lines at the end of 2002. Internal growth in equivalent access lines has occurred as competitive local exchange carrier operations have increased their presence in current markets.

TDS Telecom Operating Income

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Incumbent Local Exchange Carrier Operations			
Operating revenues	**$ 658,522**	$652,782	$626,787
Operating expenses	**471,440**	477,900	458,873
Operating income	**187,082**	174,882	167,914
Competitive Local Exchange Carrier Operations			
Operating revenues	**228,692**	213,501	176,602
Operating expenses	**372,785**	239,478	239,327
Operating (loss)	**(144,093)**	(25,977)	(62,725)
Intra-company elimination			
Revenue	**(4,444)**	(3,850)	(2,501)
Expense	**(4,444)**	(3,850)	(2,501)
TDS Telecom Operating Income	**$ 42,989**	$148,905	$105,189

TDS Telecom's operating income decreased $105.9 million, or 71%, to $43.0 million in 2004 from $148.9 million in 2003, and increased $43.7 million, or 42%, in 2003 from $105.2 million in 2002. The primary causes for the decrease in 2004 were an $87.9 million loss on the impairment of long-lived assets and a $29.4 million loss on the impairment of intangible assets of the competitive local exchange carriers. Operating income increased in 2003 primarily from improved results from the competitive local exchange carrier business.

For 2005, TDS Telecom expects modest revenue growth with revenues from the incumbent local exchange carrier operations in the range of $655 million to $665 million and revenues from the competitive local exchange carrier operations in the range of $240 million to $250 million. Operating income from the incumbent local exchange carrier is anticipated to range from $170 million to $180 million while competitive local exchange carrier operating losses are anticipated to range from $15 million to $10 million.

Following is a table of summarized operating data for TDS Telecom's incumbent local exchange carrier and competitive local exchange carrier operations.

Year Ended December 31,	2004	2003	2002
Incumbent Local Exchange Carrier:			
Equivalent access lines	**730,400**	722,200	711,200
Growth in equivalent access lines:			
Acquisitions	**—**	—	27,000
Internal growth	**8,200**	11,000	5,900
Dial-up Internet service accounts	**101,300**	112,900	117,600
Digital subscriber line (DSL) accounts	**41,900**	23,600	9,100
Long distance customers(1)	**295,000**	230,500	197,500
Competitive Local Exchange Carrier:			
Equivalent access lines	**426,800**	364,800	291,400
Dial-up Internet service accounts	**18,200**	22,200	24,700
Digital subscriber line (DSL) accounts	**29,000**	20,100	11,800
TDS Telecom employees	**3,375**	3,460	3,570

(1) Beginning January 1, 2004, long distance customers reflect those lines that have chosen TDS Telecom as their primary interexchange carrier. Prior to that, a count of customers was used.

Incumbent Local Exchange Carrier Operations
Operating Revenues

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Local service	**$204,564**	$199,552	$192,511
Network access and long distance	**363,352**	362,917	346,597
Miscellaneous	**90,606**	90,313	87,679
Total Incumbent Local Exchange Carrier Operating Revenues	**$658,522**	$652,782	$626,787

Operating revenues increased $5.7 million, or 1%, to $658.5 million in 2004 from $652.8 million in 2003, and increased $26.0 million, or 4%, in 2003 from $626.8 million in 2002.

Local service revenues (provision of local telephone exchange service within the franchise serving area of TDS Telecom's incumbent local exchange carriers) increased $5.0 million, or 3%, to $204.6 million in 2004 from $199.6 million in 2003, and increased $7.1 million, or 4%, in 2003 from $192.5 million in 2002. Equivalent access line growth resulted in increases in revenues of $2.3 million in 2004 and $3.0 million in 2003. The sale of custom calling and advanced features increased revenues by $3.3 million in 2004 and $2.9 million in 2003.

Network access and long distance revenues (compensation for carrying interstate and intrastate long distance traffic on TDS Telecom's local telephone networks and reselling long distance service) increased $0.5 million, or less than 1%, to $363.4 million in 2004 from $362.9 million in 2003, and increased $27.2 million, or 9%, in 2003 from $346.6 million in 2002. Long distance service revenues increased by $3.4 million in 2004 and $3.6 million in 2003. Revenue generated from increased network usage increased $2.7 million in 2004 and $5.0 million in 2003. Compensation from state and national revenue pools for recovery of the expense of providing network access decreased $5.7 million in 2004 and $0.2 million in 2003.

Miscellaneous revenues (charges for (i) leasing, selling, installing and maintaining customer premise equipment; (ii) providing billing and collection services; (iii) providing Internet services; and (iv) selling of digital broadcast satellite receivers) increased $0.3 million, or less than 1%, to $90.6 million in 2004 from $90.3 million in 2003, and increased $2.6 million, or 3%, in 2003 from $87.7 million in 2002. Revenue from data transmission services including dial-up Internet service and digital subscriber line services increased $5.7 million in 2004 and $3.8 million in 2003. Billing and collection revenues increased by $0.6 million in 2004 and $0.7 million in 2003. Revenues decreased $3.2 million in 2004 due to the conclusion of a customer contract and lower levels of sales in customer premises equipment and inside wiring. Revenue from computer networking services declined $5.1 million in 2003 due to the migration of this service into other product lines.

Operating Expenses

Year Ended December 31,	**2004**	2003	2002
(Dollars in thousands)			
Cost of services and products (exclusive of depreciation and amortization included below)	**$164,824**	$167,342	$142,618
Selling, general and administrative expense	**174,951**	180,171	186,023
Depreciation and amortization	**131,665**	130,036	130,232
Loss on impairment of long-lived assets	**—**	351	—
Total Incumbent Local Exchange Carrier Operating Expenses	**$471,440**	$477,900	$458,873

Operating expenses decreased $6.5 million, or 1%, to $471.4 million in 2004 from $477.9 million in 2003, and increased $19.0 million, or 4%, in 2003 from $458.9 million in 2002. A $7.7 million charge for an early retirement incentive plan in 2003 was partially responsible for the operating expense increase in 2003 and was also responsible for the decrease in 2004. Incumbent local exchange carrier expenses as a percent of revenues were 71.6% in 2004, 73.2% in 2003 and 73.2% in 2002.

Cost of services and products decreased $2.5 million, or 1%, to $164.8 million in 2004 from $167.3 million in 2003, and increased $24.7 million, or 17%, in 2003 from $142.6 million in 2002. Local telephone company payroll decreased $4.0 million in 2004 primarily due to the effects of the early retirement incentive plan in 2003 and increased $5.9 million in 2003. Cost of goods sold related to digital subscriber line service and business systems decreased $0.7 million in 2004 and increased $3.4 million in 2003. Access costs increased by $1.2 million in 2004 and $3.7 million in 2003. The cost of providing Internet service, digital subscriber line service and long-distance service to a larger customer base increased expenses $7.3 million in 2003.

Selling, general and administrative expenses decreased $5.2 million, or 3%, to $175.0 million in 2004 from $180.2 million in 2003, and decreased $5.9 million, or 3%, in 2003 from $186.0 million in 2002. The decrease in 2004 reflects the trend in the decline of the rate of customer growth. In 2003, corporate management expenses increased $10.5 million partially reflecting expense related to an employee retirement incentive plan. Bad debt expense recorded in 2002 included $7.8 million related to the write-off of pre-petition accounts receivable due to the bankruptcy of WorldCom and Global Crossing. In 2003, the incumbent local exchange carriers recovered $2.7 million of the bad debt write-offs related to the WorldCom bankruptcy filing.

Depreciation and amortization expenses increased $1.7 million, or 1%, to $131.7 million in 2004 from $130.0 million in 2003, and decreased slightly in 2003 from $130.2 million in 2002. Investment in plant and equipment did not change significantly in 2004, 2003 and 2002.

Operating Income increased $12.2 million, or 7%, to $187.1 million in 2004 from $174.9 million in 2003, and increased $7.0 million, or 4%, in 2003 from $167.9 million in 2002. The incumbent local exchange operating margin was 28.4% in 2004, 26.8% in 2003 and 26.8% in 2002. Operating margin was impacted in 2003 by costs associated with an early retirement incentive plan totaling $7.7 million.

TDS Telecom's incumbent local exchange carrier operations are subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." TDS Telecom periodically reviews the criteria for applying these provisions to determine whether continuing application of SFAS No. 71 is appropriate. TDS Telecom believes that such criteria are still being met and therefore has no current plans to change its method of accounting.

Competitive Local Exchange Carrier Operations

TDS Telecom began offering competitive local exchange carrier services in the fourth quarter of 1997. These services are offered in the Madison, greater Fox Valley, Milwaukee, Racine, Kenosha, Janesville and Beloit, Wisconsin markets; in the Rockford and Lake County, Illinois markets; in the greater Grand Rapids, Kalamazoo, Battle Creek, Holland, Grand Haven, Lansing, Jackson, Ann Arbor and the western suburbs of Detroit, Michigan markets; Minneapolis/St. Paul, Rochester, Duluth, St. Cloud and Brainerd, Minnesota markets; and in Fargo, North Dakota. Equivalent access lines increased by 17% in 2004 (62,000), 25% in 2003 (73,400) and 52% in 2002 (99,300).

Operating Revenues

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Total Competitive Local Exchange Carrier Operating Revenues	**$228,692**	$213,501	$176,602

Operating revenues (revenue from the provision of local and long-distance telephone service and access revenue from long-distance providers) increased $15.2 million, or 7%, to $228.7 million in 2004 from $213.5 million in 2003 and increased $36.9 million, or 21%, in 2003 from $176.6 million in 2002. The increases were primarily due to the increases in equivalent access lines in both years. During 2004, wholesale access revenue charged to other carriers for utilizing TDS Telecom network infrastructure declined due to rate decreases. Wholesale access rate declines negatively impacted 2004 revenues by $8.7 million. In addition, in 2004, TDS Telecom undertook a comprehensive review of its competitive local exchange carrier accruals and, as a result, adjusted certain unbilled revenue accruals that on a net basis resulted in an increase in revenues of $2.5 million.

Operating Expenses

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Cost of services and products (exclusive of depreciation and amortization included below)	**$ 91,983**	$ 86,377	$ 85,909
Selling, general and administrative expense	**125,103**	115,175	124,359
Depreciation and amortization	**38,349**	33,363	29,059
Loss on impairment of long-lived assets	**87,910**	4,563	—
Loss on impairment of intangible assets	**29,440**	—	—
Total Competitive Local Exchange Carrier Operating Expenses	**$372,785**	$239,478	$239,327

Operating expenses increased $133.3 million, or 56%, to $372.8 million in 2004 from $239.5 million in 2003, and increased slightly in 2003 from $239.3 million in 2002. Operating expenses increased in 2004, primarily due to impairment losses of $87.9 million and $29.4 million recorded on property, plant and equipment and goodwill, respectively. See "Regulatory Orders" for a discussion of the impairment losses. During 2004, additional general and administrative expenses were incurred to secure continual access to unbundled network elements at reasonable rates.

In 2003, the competitive local exchange carrier recovered $1.4 million of bad debt write-offs related to WorldCom and Global Crossing bankruptcies in 2002 and reduced bad debt expenses by $7.4 million as a result of improved credit management. Expenses in 2002 included a $2.4 million charge relating to the bankruptcies discussed above and an increase in retail bad debt expense of $8.6 million. In 2003, TDS Metrocom recorded a $4.6 million loss on impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This impairment relates to assets in a market that TDS Metrocom subsequently decided not to enter.

Operating loss totaled $144.1 million in 2004, $26.0 million in 2003 and $62.7 million in 2002. The operating loss from competitive local exchange operations increased considerably in 2004 due to the losses on asset impairments. The primary cause for the decrease in operating loss in 2003 was due to increased access line equivalents and improved credit management.

Regulatory Orders

The FCC has recently expanded the exemption from network unbundling requirements to include Fiber-to-the-Curb architecture. In the Triennial Review Order, the FCC concluded that, where incumbent local exchange carriers deploy fiber facilities all the way to the home, they will not be required to provide competitive local exchange carriers with access to those facilities in entirely new developments, known as greenfield deployment. When incumbents overbuild existing copper facilities with fiber to the home, they will either have to maintain the old copper facilities, or, if they decide to retire the copper loop plant, provide competitors with a voice channel over the new fiber facilities. This decision was upheld on appeal by the Circuit Court of Appeals for the District of Columbia, and the Supreme Court did not take the case up on appeal. TDS Metrocom's appeal of the rules related to access to fiber and mixed copper/fiber facilities was denied by the Supreme Court, and those rules are now final. On December 15, 2004, the FCC adopted an Order revising the unbundling rules, preserving access to the most common high-capacity loops and transport used by TDS Telecom, and limiting access of competitive local exchange carriers to certain unbundled network elements, particularly those used to provide non-facilities based competitive local exchange services. To the extent that TDS Telecom competitive local exchange carrier operations rely on an unbundled network element platform provided by incumbent carriers, this decision, if not overturned on appeal, will lead to a phase-out of that method of competitive entry. Moreover, the loss of some access and transport options as a result of the FCC's Order is unfavorable for TDS Telecom competitive local exchange carrier operations and could negatively impact the company's ability to provide broadband services to end users.

In response to petitions filed by the Regional Bell Operating Company for increases in rates for certain wholesale services that it provides to competitive local exchange carriers, the state public service commissions of Illinois, Wisconsin and Michigan have issued orders that will adversely affect the cost of providing some services for TDS Telecom's competitive local exchange carrier operations in those states, primarily services to residential customers and certain small business customers. The pricing data for the major markets of TDS Telecom's competitive local exchange carrier became available in the fourth quarter of 2004. These pricing changes, as well as other regulatory changes and competitive pressures in 2004, triggered an impairment review by TDS Telecom of its competitive local exchange carrier operations' tangible and intangible assets. As a result of the impairment review, TDS Telecom concluded that the long-lived tangible assets of its competitive local exchange carrier operations were impaired and recorded an $87.9 million loss in the Statement of Operations. TDS Telecom also concluded that goodwill associated with the competitive local exchange carrier operations was impaired and recorded a loss of $29.4 million in the Statement of Operations. See Application of Critical Accounting Policies and Estimates – "Licenses and Goodwill" and "Property, Plant and Equipment" for further discussions of the impairments.

Changes in the telecommunications regulatory environment, including the effects of potential changes in the rules governing universal service funding and potential changes in the amounts or methods of intercarrier compensation, could have a material adverse effect on TDS Telecom's financial condition, results of operations and cash flows.

Effects of Wireless Number Portability

The FCC has adopted wireless number portability rules requiring wireless carriers to allow a customer to retain, subject to certain geographical limitations, their existing telephone number when switching from one telecommunications carrier to another. Local exchange carriers in the largest 100 metropolitan statistical areas in the United States were required to be capable of facilitating wireless number portability as of November 24, 2003. Local exchange carriers outside such 100 areas were required to implement wireless number portability requirements on May 24, 2004 or within six months of the relevant request, whichever is later. However, local exchange carriers may seek waivers or extensions of these deadlines pursuant to the Communications Act and the FCC's rules. TDS Telecom has established a schedule to implement local number portability. As of December 31, 2004, TDS Telecom has equipped 96% of its incumbent local exchange carrier physical access lines and will complete the remaining local number portability schedule by mid 2005. Through December 31, 2004, TDS Telecom has received 233 wireline to wireless port requests. TDS is unable to predict the impact that the implementation of wireless number portability will have on the business of TDS Telecom in the future.

INFLATION

Management believes that inflation affects TDS's business to no greater extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

Share-Based Payment

SFAS No. 123 (revised 2004), "Share-Based Payment," was issued in December 2004 and becomes effective for TDS in the third quarter of 2005. The statement requires that compensation cost resulting from all share-based payment transactions be recognized in the financial statements. TDS has reviewed the provisions of this statement and expects to record compensation expense for certain share-based payment transactions, primarily related to stock options, in the Statement of Operations upon the adoption of this standard. See the "Stock-Based Compensation" section in Note 1 – Summary of Significant Accounting Policies for a pro forma impact on net income and earnings per share.

FINANCIAL RESOURCES

TDS operates a capital- and marketing-intensive business. In recent years, TDS has generated cash from its operations, received cash proceeds from divestitures, used its short-term credit facilities and used long-term debt financing to fund its construction costs and operating expenses. TDS anticipates further increases in wireless customers and wireline equivalent access lines, and in revenues and operating expenses. Cash flows may fluctuate from quarter to quarter and from year to year due to seasonality, market startups and other factors.

Year Ended December 31,	**2004**	2003	2002
(Dollars in thousands)			
Cash flows from (used in)			
Operating activities	**$ 747,389**	$ 920,413	$ 793,637
Investing activities	**(564,372)**	(700,490)	(1,366,584)
Financing activities	**47,913**	(581,208)	1,731,139
Net increase (decrease) in cash and cash equivalents	**$ 230,930**	$(361,285)	$ 1,158,192

Cash Flows From Operating Activities represents a significant source of funds to TDS. Net income (loss) including adjustments to reconcile net income (loss) to net cash provided by operating activities, excluding changes in assets and liabilities from operations totaled $778.7 million in 2004, $792.4 million in 2003 and $815.5 million in 2002. Included in the adjustments to reconcile net income to net cash provided by operating activities in 2004 is a deduction for the payment of $68.1 million of accreted interest on the repayment of U.S. Cellular's Liquid Yield Option Notes. Changes in assets and liabilities from operations required $31.3 million in 2004, provided $128.0 million in 2003 and required $21.9 million in 2002, reflecting timing differences in the collection of accounts receivable, payment of accounts payable and accrued taxes.

Cash Flows From Investing Activities primarily represents uses of funds to acquire, construct and upgrade modern high-quality communications networks and facilities as a basis for creating long-term value for shareowners. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue-enhancing and cost-reducing upgrades of TDS's networks. Cash flows used for investing activities primarily represent cash required for capital expenditures, and the acquisition of wireless and wireline telephone properties and wireless spectrum. Proceeds from merger and divestiture transactions and distributions from unconsolidated entities have provided funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

The primary purpose of TDS's construction and expansion expenditures is to provide for customer growth, to upgrade service, launch new markets, and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services. Cash expenditures for capital additions required $798.3 million in 2004, $777.0 million in 2003 and $899.0 million in 2002. U.S. Cellular's capital additions totaled $655.1 million in 2004, $632.5 million in 2003 and $730.6 million in 2002. These additions represent the construction of 840, 507 and 437 cell sites in 2004, 2003 and 2002, respectively, as well as other plant additions and costs related to the development of U.S. Cellular's office systems. In 2004, 2003 and 2002, these plant additions included approximately $13 million, $58 million and $215 million, respectively, for the migration to a single digital wireless equipment platform. Other plant additions in all three years also included significant amounts related to the replacement of retired assets. TDS Telecom's capital additions for its incumbent local exchange carrier operations totaled $103.1 million in 2004, $111.9 million in 2003 and $116.5 million in 2002, representing expenditures for switch modernization and outside plant facilities to maintain and enhance the quality of service and offer new revenue opportunities. TDS Telecom's capital expenditures for competitive local exchange carrier operations totaled $35.2 million in 2004, $27.3 million in 2003 and $51.9 million in 2002 for switching and other network facilities. Corporate capital expenditures totaled $4.9 million in 2004 and $5.3 million in 2003.

Cash used for acquisitions, excluding cash acquired, totaled $40.8 million in 2004, $5.1 million in 2003 and $531.2 million in 2002. TDS's acquisitions include primarily the purchase of controlling interests in wireless markets and telephone properties, minority interests that increased the ownership of majority-owned markets and wireless spectrum. In 2004, U.S. Cellular purchased certain minority interests in several wireless markets in which it already owned a controlling interest for $40.8 million in cash. U.S. Cellular purchased two additional minority interests in majority-owned wireless markets in 2003 for $2.3 million and capitalized costs associated with the AT&T Wireless exchange of $2.8 million. On August 7, 2002, U.S. Cellular completed the acquisition of the Chicago market. U.S. Cellular paid $431.9 million in cash, net of cash acquired, and issued $175 million of 9% Series A notes due in 2032. U.S. Cellular financed the cash portion of the purchase price by using its revolving credit facility and a $105 million loan from TDS. An additional $10.5 million was paid in January 2003 to adjust the purchase price for the final working capital adjustment. TDS also acquired two telephone companies ($78.2 million), three PCS licenses ($18.0 million) and additional minority interests in majority-owned markets ($3.1 million) in 2002.

TDS received cash of $247.6 million from divestitures in 2004. The sale of wireless properties in southern Texas by U.S. Cellular to AT&T Wireless provided $96.5 million. The sale of wireless properties to ALLTEL provided U.S. Cellular $79.8 million (net of $0.4 million cash divested) and TDS Telecom $62.7 million. U.S. Cellular also received $8.5 million from the sale of Daytona in 2004 and paid $0.3 million to buy out the partner in this investment. In 2003, U.S. Cellular received $34.0 million from AT&T Wireless in connection with the exchange of properties for licenses. See "Acquisitions, Exchanges and Divestitures" in the Liquidity and Capital Resources section.

Distributions from unconsolidated investments provided $49.2 million in 2004, $45.4 million in 2003 and $31.3 million in 2002. U.S. Cellular is a limited partner in a designated entity that deposited $9.0 million with the FCC related to the wireless spectrum Auction 58, which took place in early 2005. The designated entity is consolidated by U.S. Cellular for financial reporting purposes. In 2002, U.S. Cellular received cash refunds of $56.1 million on wireless spectrum Auction 35 deposits.

Cash Flows From Financing Activities primarily reflects changes in short-term debt balances, proceeds from the sale of long-term debt and from entering into forward contracts, cash used to repurchase Common Shares and cash used for the repayment of long-term notes and the repurchase and conversion of debt securities.

TDS has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase Common Shares. Internally generated funds as well as proceeds from forward contracts and the sale of non-strategic cellular and other investments, from time to time, have been used to reduce short-term debt. In addition, TDS has taken advantage of opportunities to reduce short-term debt with proceeds from the sale of long-term debt securities, including sales of debt securities by subsidiaries.

In 2004, U.S. Cellular issued $330 million of 7.5% senior notes due June 2034 and $100 million of 6.7% senior notes due December 2033. The net proceeds of these offerings totaled approximately $412.5 million. Of this amount, U.S. Cellular used $163.3 million to redeem its Liquid Yield Option Notes at accreted value. The balance of the net proceeds, together with borrowings under revolving credit facilities, was used to redeem all $250 million of U.S. Cellular's 7.25% senior notes. The Liquid Yield Option Notes redemption includes the repayment of principal amount of the original debt of $95.2 million, presented as an item reducing cash flow from financing activities, and the payment of $68.1 million of accreted interest, presented as an item reducing cash flow from operating activities.

In 2003, TDS redeemed and cancelled the $300 million of Trust Originated Preferred Securities. The redemption was financed with cash on hand. U.S. Cellular repaid the remaining principal amount outstanding on its 9% Series A notes with $40.7 million in cash, which was financed using U.S. Cellular's revolving credit facilities. The 9% Series A notes are now retired. In 2003, U.S. Cellular received $432.9 million net proceeds from the issuance of $444.0 million of 6.7% senior notes due December 2033. These proceeds were used to repay all outstanding borrowings under the revolving credit facility entered into in 1997.

In 2002, TDS received $1,631.8 million from forward contracts related to its investments in Deutsche Telekom, Vodafone and VeriSign. A portion of the proceeds from the Deutsche Telekom and VeriSign forward contracts was used by TDS to pay down TDS's short-term debt. U.S. Cellular received $159.9 million from forward contracts related to its Vodafone investment and used the proceeds to pay down short-term debt.

In November 2002, U.S. Cellular issued $130 million of 8.75% senior notes due in November 2032. The net proceeds of $129.8 million, after the reimbursement of expenses, were used to repurchase a portion of the $175 million 9% Series A notes that U.S. Cellular issued in connection with the acquisition of the Chicago market.

TDS retired a total of $70.5 million and $51.0 million of medium-term notes at par value in 2003 and 2002, respectively. Borrowings under revolving credit facilities totaled $420.0 million in 2004, primarily to repay long-term debt and fund capital expenditures; $279.3 million in 2003, primarily to fund capital expenditures; and $542.6 million in 2002, primarily to fund the Chicago market acquisition and capital expenditures. Repayments under the revolving credit facilities totaled $390.0 million in 2004, $739.3 million in 2003 and $346.6 million in 2002. Dividends paid on TDS Common and Preferred Shares, excluding dividends reinvested, totaled $38.0 million in 2004, $36.2 million in 2003 and $34.4 million in 2002.

The Board of Directors of TDS has authorized the repurchase of TDS Common Shares. During 2004, TDS repurchased 214,800 of its Common Shares, for an aggregate purchase price of $14.9 million, or an average of $69.15 per share including commissions. During 2003, TDS repurchased 1,960,900 of its Common Shares, for an aggregate purchase price of $92.4 million, or an average of $47.10 per share including commissions. No shares were repurchased in 2002. Cash required for the repurchase of the Common Shares totaled $20.4 million in 2004 and $86.8 million in 2003, reflecting differences in the number of shares acquired and timing differences in the cash disbursements.

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. U.S. Cellular's primary repurchase program expired in December 2003. However, U.S. Cellular has an ongoing authorization to repurchase a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in employee benefit plans. In 2004, U.S. Cellular repurchased 91,700 of its Common Shares under this authorization for an aggregate purchase price of $3.9 million, or an average of $42.62 per share including commissions. U.S. Cellular did not purchase any of its Common Shares in 2003 and 2002.

LIQUIDITY AND CAPITAL RESOURCES

TDS believes that cash flows from operating activities, existing cash and cash equivalents and funds available from line of credit arrangements provide sufficient financial resources to finance TDS's near-term capital, business development and expansion expenditures. TDS and its subsidiaries may have access to public and private capital markets to help meet their long-term financing needs. TDS and its subsidiaries anticipate accessing public and private capital markets to issue debt and equity securities when and if capital requirements, financial market conditions and other factors warrant.

However, the availability of external financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors. If at any time financing is not available on terms acceptable to TDS, TDS might be required to reduce its business development and capital expenditure plans, which could have a materially adverse effect on its business and financial condition. TDS does not believe that any circumstances that could materially adversely affect TDS's liquidity or its capital resources are currently reasonably likely to occur, but it cannot provide assurances that such circumstances will not occur or that they will not occur rapidly. Economic downturns, changes in financial markets or other factors could rapidly change the availability of TDS's liquidity and capital resources. Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development, acquisition programs and Common Share repurchase programs.

TDS generates substantial funds from the operations of U.S. Cellular and TDS Telecom. Cash flows from operating activities totaled $747.4 million in 2004, $920.4 million in 2003 and $793.6 million in 2002. TDS and its subsidiaries had cash and cash equivalents totaling $1,168.6 million at December 31, 2004.

Revolving Credit Facilities

As discussed below, TDS and its subsidiaries had $1,266.4 million of revolving credit facilities available for general corporate purposes as well as an additional $75.0 million of bank lines of credit as of December 31, 2004.

TDS had a $600 million revolving credit facility with a group of banks at December 31, 2004. TDS had $3.4 million of letters of credit outstanding against the revolving credit facility, leaving $596.6 million available for use. On December 9, 2004, TDS entered into an agreement to amend the terms and conditions of this facility. The primary changes to the terms and conditions are that (i) the maturity date has been extended to December 2009 and (ii) the material adverse change condition has been removed with respect to drawdowns. Borrowings bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on TDS's credit rating. At December 31, 2004, the contractual spread was 30 basis points (the one month LIBOR rate was 2.4% at December 31, 2004). Under certain circumstances, with less than two days' notice of intent to borrow, interest on borrowings are at the prime rate less 50 basis points (the prime rate was 5.25% at December 31, 2004).

TDS also had $75 million of direct bank lines of credit at December 31, 2004, all of which were unused. The terms of the direct bank lines of credit provide for borrowings at negotiated rates up to the prime rate (the prime rate was 5.25% at December 31, 2004).

On December 19, 2003, U.S. Cellular amended its $325 million revolving credit facility with a group of banks to increase the size of the facility to $700 million. At December 31, 2004, U.S. Cellular's $700 million revolving credit facility had $30.0 million of borrowings and $0.2 million of letters of credit outstanding against it leaving $669.8 million available for use. On December 9, 2004, U.S. Cellular entered into an agreement to amend the terms and conditions of this facility. The primary changes to the terms and conditions are that (i) the maturity date has been extended to December 2009; (ii) the facility fee and certain interest rates payable on loans have been reduced; (iii) a utilization fee has been added for each day that facility usage exceeds 50% of the total facility; and (iv) the material adverse change condition has been removed with respect to drawdowns. Borrowings bear interest at the LIBOR rate plus a contractual spread based on U.S. Cellular's credit rating. At December 31, 2004, the contractual spread was 30 basis points (the one-month LIBOR rate was 2.4% at December 31, 2004). Under certain circumstances, with less than two days' notice of intent to borrow, interest on borrowings are at the prime rate less 50 basis points (the prime rate was 5.25% at December 31, 2004).

The financial covenants associated with TDS's and U.S. Cellular's lines of credit require that each company maintain certain debt-to-capital and interest coverage ratios. In addition, the financial covenants associated with revolving credit facilities and lines of credit of certain subsidiaries require that these subsidiaries maintain certain debt-to-capital and interest coverage ratios. The covenants of U.S. Cellular's revolving credit facility prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.

TDS's and U.S. Cellular's interest costs on its revolving credit facilities would increase if their credit ratings from either Standard & Poor's or Moody's were lowered. However, their credit facilities would not cease to be available solely as a result of a decline in their credit ratings. A downgrade in TDS's or U.S. Cellular's credit ratings could adversely affect their ability to renew existing, or obtain access to new, credit facilities in the future. Standard & Poor's currently rates both TDS and U.S. Cellular at A- with a Negative Outlook. Moody's currently rates both Baa1 with a Negative Outlook.

The maturity dates of certain of TDS's and U.S. Cellular's credit facilities would accelerate in the event of a change in control.

The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and represent certain matters at the time of each borrowing. On April 19, 2004 and December 22, 2004, TDS and U.S. Cellular announced that they would restate certain financial statements. The restatements resulted in defaults under the revolving credit agreements. TDS and U.S. Cellular were not in violation of any covenants that require TDS and U.S. Cellular to maintain certain financial ratios. TDS and U.S. Cellular did not fail to make any scheduled payments under such revolving credit agreements. TDS and U.S. Cellular received waivers from the lenders associated with the credit agreements under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements. As of December 31, 2004, TDS and U.S. Cellular were in compliance with all covenants and other requirements set forth in their revolving credit agreements.

Long-Term Financing

In June 2004, U.S. Cellular issued $330 million in aggregate principal amount of unsecured 7.5% senior notes due June 15, 2034. The net proceeds from this offering, after deducting underwriting discounts, were approximately $319.6 million. Also, in June 2004, U.S. Cellular issued $100 million in aggregate principal amount of unsecured 6.7% senior notes due December 15, 2033, priced to yield 7.21% to maturity. The net proceeds from this offering, after deducting underwriting discounts, were approximately $92.9 million. This was a further issuance of U.S. Cellular's 6.7% senior notes that were issued on December 8, 2003 in the aggregate principal amount of $444 million.

The total net proceeds from the 7.5% and 6.7% note offerings completed in June 2004, after deducting underwriting discounts, were approximately $412.5 million. Of this amount, $163.3 million was used to redeem U.S. Cellular's Liquid Yield Option Notes in July 2004, at accreted value. The balance of the net proceeds, together with borrowings under the revolving credit agreement, was used to redeem all $250 million of U.S. Cellular's 7.25% senior notes in August 2004. No gain or loss was recognized as a result of such redemptions. However, U.S. Cellular wrote off $3.6 million of deferred debt expenses related to the redemption of long-term debt to other income (expense), net in the Statement of Operations in 2004.

On December 15, 2004, TDS issued notice of its intent to redeem $17.2 million of medium-term notes in 2005. These notes carry interest rates of 9.25%-9.35%. This amount has been reclassified to current portion of long-term debt on the Balance Sheet as of December 31, 2004. TDS redeemed these notes on January 18, 2005 and February 10, 2005 at a price equal to the principal amount plus accrued interest to the redemption date. TDS redeemed medium-term notes aggregating $70.5 million in 2003 and recorded a loss of $0.8 million on the redemption of $5.0 million of these notes. The remaining medium-term notes were redeemed at par value in 2003.

In December 2003, U.S. Cellular issued $444.0 million in 6.7% senior notes due December 2033. Interest on notes is paid semi-annually. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.30%. The proceeds were used to repay all outstanding short-term debt.

In September 2003, TDS's subsidiary trusts, TDS Capital I and TDS Capital II, redeemed all of their outstanding Trust Originated Preferred Securities ("TOPrS℠"). The redemption price of both the 8.5% and 8.04% TOPrS was equal to 100% of the principal amount, or $25.00 per security, plus accrued and unpaid distributions. The outstanding amount of the 8.5% TOPrS redeemed was $150 million. The outstanding amount of the 8.04% TOPrS redeemed was

$150 million. There was no gain or loss on the redemption of these securities. TDS wrote off deferred expenses related to the TOPrS totaling $8.7 million that were previously included in other assets and deferred charges on the Balance Sheet to other income (expense), net in the Statement of Operations.

In November 2002, U.S. Cellular sold $130 million of 8.75% senior notes due in November 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes beginning in 2007 at the principal amount plus accrued interest. The $129.8 million net proceeds from the sale of the notes (after reimbursement of expenses) were used to purchase a portion of the 9% Series A notes that were issued to PrimeCo Wireless Communications LLC ("PrimeCo"). In January 2003, U.S. Cellular repurchased the remaining $45.2 million of 9% Series A notes from PrimeCo related to the Chicago market acquisition. The repurchase was financed using short-term debt. Following such repurchases, all of the 9% Series A notes were cancelled.

In January 2005, the TDS Board of Directors authorized the issuance of up to $350 million of debt securities as a drawdown on a TDS shelf registration statement. Also in January 2005, the TDS Board of Directors authorized a committee of the TDS Board of Directors to approve the repayment of some or all of TDS Telecom's notes issued under certain loan agreements with the Rural Utilities Service, Rural Electrification Administration, Rural Telephone Bank, Federal Financing Bank, Rural Telephone Finance Cooperative, and/or other federal government or government-sponsored entities. As of March 1, 2005, no debt securities have been issued and the committee has taken no action to cause TDS Telecom loans to be repaid.

As of December 31, 2004, TDS and its subsidiaries were in compliance with all covenants and other requirements set forth in long-term debt indentures. TDS does not have any rating downgrade triggers that would accelerate the maturity dates of its long-term debt. However, a downgrade in TDS's credit rating could adversely affect its ability to refinance existing, or obtain access to new, long-term debt in the future.

Marketable Equity Securities and Forward Contracts

TDS and its subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile movements in share prices. TDS and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets.

The investment in Deutsche Telekom AG ("Deutsche Telekom") resulted from TDS's disposition of its over 80%-owned personal communications services operating subsidiary, Aerial Communications, Inc., to VoiceStream in exchange for stock of VoiceStream, which was then acquired by Deutsche Telekom in exchange for Deutsche Telekom stock. The investment in Vodafone Group Plc ("Vodafone") resulted from certain dispositions of non-strategic wireless investments to or settlements with AirTouch Communications, Inc. ("AirTouch") in exchange for stock of AirTouch, which was then acquired by Vodafone whereby TDS and its subsidiaries received American Depositary Receipts representing Vodafone stock. The investment in VeriSign, Inc. ("VeriSign") is the result of the acquisition by VeriSign of Illuminet, Inc., a telecommunications entity in which several TDS subsidiaries held interests. The investment in Rural Cellular Corporation ("Rural Cellular") is the result of a consolidation of several wireless partnerships in which TDS subsidiaries held interests in Rural Cellular, and the distribution of Rural Cellular stock in exchange for these interests. A contributing factor in TDS's decision not to dispose of the investments is that their tax basis is significantly lower than current stock prices, and therefore would trigger a substantial taxable gain upon disposition.

TDS and its subsidiaries have entered into a number of forward contracts with counterparties related to the marketable equity securities that they hold. The forward contracts mature from May 2007 to August 2008 and, at TDS's and U.S. Cellular's option, may be settled in shares of the respective securities or cash. TDS and U.S. Cellular have provided guarantees to the counterparties which provide assurance that all principal and interest amounts will be paid upon settlement of the contracts by their subsidiaries. If shares are delivered in the settlement of the forward contract, TDS and U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. Deferred taxes have been provided for the difference between the book basis and the tax basis of the marketable equity securities and are included in deferred tax liabilities on the Balance Sheet. As of December 31, 2004, such deferred tax liabilities totaled $1,271.6 million.

TDS and U.S. Cellular are required to comply with certain covenants under the forward contracts. On April 19, 2004 and December 22, 2004, TDS and U.S. Cellular announced that they would restate certain financial statements. The restatements resulted in defaults under certain of the forward contracts. TDS and U.S. Cellular did not fail to make any scheduled payments under such forward contracts. TDS and U.S. Cellular were not in violation of any covenants that require TDS and U.S. Cellular to maintain certain financial ratios. TDS and U.S. Cellular received waivers from the counterparty to such forward contracts under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatement. As of December 31, 2004, TDS and U.S. Cellular were in compliance with all covenants and other requirements set forth in the forward contracts.

Capital Expenditures

U.S. Cellular's anticipated capital expenditures for 2005 primarily reflect plans for construction, system expansion and the buildout of certain of its personal communications service licensed areas. U.S. Cellular plans to finance its construction program using internally generated cash and short-term financing. U.S. Cellular's estimated capital spending for 2005 is $570 million to $610 million. These expenditures primarily address the following needs:

- Expand and enhance U.S. Cellular's coverage in its service areas.
- Provide additional capacity to accommodate increased network usage by current customers.
- Enhance U.S. Cellular's retail store network and office systems.

U.S. Cellular's overlay of its previously utilized technologies, primarily TDMA, with Code Division Multiple Access ("CDMA-1XRTT") technology was completed in 2004, at a total cost of $286 million. U.S. Cellular will utilize CDMA-1XRTT technology in building out the licenses it has acquired and expects to acquire in the future from AT&T Wireless.

While U.S. Cellular does not expect a significant portion of its capital spending in 2005 to be related to the buildout of newly acquired licensed areas, it does expect that capital spending related to these areas could be significant in 2006 and over the following several years.

TDS Telecom's estimated capital spending for 2005 is $150 million to $165 million. The incumbent local exchange companies are expected to spend $120 million to $130 million to provide for normal growth and to upgrade plant and equipment to provide enhanced services. The competitive local exchange companies are expected to spend $30 million to $35 million primarily to build switching and transmission facilities to meet the needs of a growing customer base. TDS Telecom plans to finance its construction program using primarily internally generated cash.

TDS Telecom currently has three Fiber-to-the-Premises trials underway. First is a complete fiber build-out of a large subdivision in one of the incumbent local exchange carrier markets. Second is a combination Fiber-to-the-Premises overbuild and asymmetric digital subscriber line deployment in one of the existing incumbent local exchange carrier markets. Lastly, a Fiber-to-the-Premises overbuild in a Regional Bell Operating Company market where TDS Telecom is currently a competitive local exchange carrier. The capital spending guidance provided above includes the impact of these projects that relates to 2005.

Acquisitions, Exchanges and Divestitures

TDS assesses its holdings on an ongoing basis in order to maximize the benefits derived from its operations. TDS reviews attractive opportunities to acquire additional telecommunications companies and wireless spectrum, which add value to the business. As part of this strategy, TDS may from time to time be engaged in negotiations relating to the acquisition of companies, strategic properties or wireless spectrum.

U.S. Cellular is a limited partner in Carroll Wireless, an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on spectrum which was available only to companies that fall under the FCC definition of "designated entities," which are small businesses that have a limited amount of assets. Carroll Wireless was a successful bidder for 17 licensed areas in Auction 58, which ended on February 15, 2005. These 17 licensed areas cover portions of 11 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

On March 4, 2005, Carroll Wireless increased the amount on deposit with the FCC to approximately $26 million, from $9 million initially deposited, and filed an application with the FCC seeking a grant of the subject licenses. The aggregate amount due to the FCC for the 17 licenses is $129.9 million, net of all bidding credits to which Carroll Wireless is entitled as a designated entity. U.S. Cellular consolidates Carroll Wireless for financial reporting purposes, pursuant to the guidelines of Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R"), as U.S. Cellular anticipates absorbing a majority of Carroll Wireless' expected gains or losses.

Carroll Wireless is in the process of developing its long-term business and financing plans. As of March 4, 2005, U.S. Cellular has made capital contributions and advances to Carroll Wireless and/or its general partner of approximately $26 million. Pending finalization of Carroll Wireless' permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may make capital contributions and advances to Carroll Wireless and/or its general partner of up to $130 million to fund the payments to the FCC and additional working capital.

Recently, TDS has been selling or trading markets that are not strategic to long-term success and redeploying capital to markets it believes offer strategic benefits. TDS may from time to time be engaged in negotiations relating to the disposition of other non-strategic properties.

2004 Activity

On December 20, 2004, U.S. Cellular completed the sale of its Daytona Beach Florida 20 megahertz C block personal communications service license to MetroPCS California/Florida, Inc. ("MetroPCS") for $8.5 million. TDS recorded impairment losses of $1.8 million in 2004 and $3.5 million in 2003 in gain (loss) on investments included within investment and other income (expense) on the Statement of Operations related to the Daytona license. Also included in gain (loss) on investments in 2004 was $0.3 million associated with buying out the former partner of the Daytona investment.

On November 30, 2004, TDS and U.S. Cellular completed the sale to ALLTEL of certain wireless properties. TDS and U.S. Cellular subsidiaries sold three consolidated properties and six minority interests to ALLTEL for $142.9 million in cash, including repayment of debt and working capital that is subject to adjustment. TDS recorded a pre-tax gain of $49.6 million related to the ALLTEL transaction representing the excess of the cash received over the net book value of the assets and liabilities sold. The portion of the gain related to the two consolidated markets included in operations of $10.1 million was recorded in (gain) loss on assets held for sale in the Statement of Operations. The remaining portion of the gains of $39.5 million was recorded in gain (loss) on investments included within investment and other income (expense) of the Statement of Operations. TDS has included the results of operations of the markets sold to ALLTEL in the Statement of Operations through November 30, 2004.

On February 18, 2004, U.S. Cellular completed the sale of certain of its wireless properties in southern Texas to AT&T Wireless for $96.5 million in cash, including a working capital adjustment. The U.S. Cellular properties sold to AT&T Wireless included wireless assets and customers in six markets. An aggregate loss of $21.3 million (including a $22.0 million estimate of the loss on assets of operations held for sale in the fourth quarter of 2003 and a $0.7 million reduction of the loss in 2004) was recorded as a (gain) loss on assets of operations held for sale (included in operating expenses), representing the difference between the carrying value of the markets sold to AT&T Wireless and the cash received in the transaction. On December 31, 2003, U.S. Cellular reflected the assets and liabilities to be transferred to AT&T Wireless as assets and liabilities held for sale in accordance with SFAS No. 144. U.S. Cellular has included the results of operations of the markets sold to AT&T Wireless in the Statement of Operations through February 17, 2004.

In addition, in 2004 U.S. Cellular purchased certain minority interests in several wireless markets in which it already owned a controlling interest for $40.8 million in cash and $2.0 million to be paid in 2005. These acquisitions increased licenses, goodwill and customer lists by $5.6 million, $4.2 million and $12.9 million, respectively.

In aggregate, the 2004 divestitures decreased licenses by $2.8 million and goodwill by $34.9 million. Licenses and goodwill associated with the southern Texas transaction with AT&T Wireless that closed in 2004 were included in assets of operations held for sale in 2003. However, an adjustment of $0.3 million was made in 2004 to reduce the amount of licenses associated with the southern Texas markets resulting in an increase in licenses in 2004.

2003 Activity

During 2003, U.S. Cellular completed an exchange with AT&T Wireless along with the acquisition of two minority interests.

On August 1, 2003, U.S. Cellular completed the transfer of properties to AT&T Wireless and the assignments to it by AT&T Wireless of a portion of the licenses covered by the agreement with AT&T Wireless. On the initial closing date, U.S. Cellular also received approximately $34.0 million in cash and minority interests in six markets in which it currently owns a controlling interest. Also on the initial closing date, U.S. Cellular transferred wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless. The assignment and development of certain licenses has been deferred by U.S. Cellular for a period of up to five years from the closing date, in accordance with the agreement. U.S. Cellular will take possession of the licenses in staggered closings over that five-year period to comply with service requirements of the Federal Communications Commission. The acquisition of the licenses in the exchange was accounted for as a purchase by U.S. Cellular and the transfer of the properties by U.S. Cellular to AT&T Wireless was accounted for as a sale. TDS capitalized $2.8 million of costs associated with the AT&T Wireless transaction.

The 15 licenses that have been transferred to U.S. Cellular as of December 31, 2003, with a recorded value of $136.6 million, are included in licenses on the Balance Sheet. The 21 licenses that have not yet been assigned to U.S. Cellular, with a recorded value of $42.0 million, are included in license rights on the Balance Sheet. TDS has included the results of operations in the Florida and Georgia markets in the Statement of Operations until the date of the transfer, August 1, 2003.

Prior to the close of the AT&T Wireless exchange, U.S. Cellular allocated $70.0 million of goodwill related to the properties transferred to AT&T Wireless to assets of operations held for sale in accordance with SFAS No. 142. A loss of $23.9 million was recorded as a loss on assets held for sale (included in operating expenses) representing the difference between the book value of the markets transferred to AT&T Wireless and the fair value of the assets received or to be received in this transaction.

In addition, in 2003, U.S. Cellular acquired the minority interest in two entities which held licenses for $2.3 million.

In aggregate, the 2003 acquisitions, divestitures and exchanges increased licenses by $59.7 million and license rights by $42.0 million and reduced U.S. Cellular goodwill by $62.4 million.

2002 Activity

On August 7, 2002, U.S. Cellular completed the acquisition of the assets and certain liabilities of Chicago 20 MHz, LLC, now known as United States Cellular Operating Company of Chicago, LLC ("USCOC of Chicago" or the "Chicago market") from PrimeCo. USCOC of Chicago operates a wireless system in the Chicago major trading area. USCOC of Chicago is the holder of certain FCC licenses, including a 20 megahertz PCS license in the Chicago major trading area (excluding Kenosha County, Wisconsin) covering 13.2 million population equivalents.

U.S. Cellular financed the purchase price ($617.8 million) using $327.3 million of revolving lines of credit, $175.0 million in 30 year notes issued to PrimeCo, a $105.0 million loan from TDS and a $10.5 million accrued payable. TDS has included the Chicago market results of operations in the Statement of Operations subsequent to the purchase date.

The tangible fixed assets were valued at fair value. The personal communications service licenses were valued at $163.5 million. The customer list was assigned a value of $43.4 million and is being amortized based on a 30-month average customer retention period using the declining balance method.

Total goodwill attributed to the Chicago market acquisition aggregated $168.4 million. In January 2003, U.S. Cellular repurchased the $45.2 million 9% Series A notes that remained outstanding at December 31, 2002, at 90% of face value. The $4.5 million gain on retirement of the 9% Series A notes was credited to goodwill, reducing the aggregate goodwill attributed to the Chicago market acquisition to $163.9 million. Such goodwill is deductible for tax purposes and will be amortized over 15 years.

In addition, TDS acquired two incumbent local telephone companies, three additional personal communications service licenses and additional minority interests in majority-owned markets during 2002.

In aggregate, the 2002 acquisitions increased licenses by $181.5 million, U.S. Cellular goodwill by $172.3 million and TDS Telecom's incumbent local exchange carrier goodwill by $64.2 million.

Repurchase of Securities and Dividends

In 2003, the Board of Directors of TDS authorized the repurchase of up to 3.0 million TDS Common Shares through February 2006. As market conditions warrant, TDS may repurchase Common Shares on the open market or at negotiated prices in private transactions, at prices approximating then existing market prices. TDS may use repurchased shares to fund acquisitions and for other corporate purposes. In 2004, TDS repurchased 214,800 Common Shares under this authorization for an aggregate purchase price of $14.9 million, representing an average per share price of $69.15 including commissions. As of December 31, 2004, shares remaining available for repurchase under this authorization totaled 824,300. In 2003, TDS repurchased 1,961,000 Common Shares under this authorization for an aggregate purchase price of $92.4 million, representing an average per share price of $47.10, including commissions.

In 2000, U.S. Cellular authorized the repurchase of up to 4.2 million U.S. Cellular Common Shares through three separate 1.4 million share programs. This repurchase program expired in December 2003. However, U.S. Cellular has an ongoing authorization to repurchase a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in employee benefit plans. In 2004, U.S. Cellular repurchased 91,700 U.S. Cellular Common Shares under this authorization for an aggregate purchase price of $3.9 million, representing an average per share price of $42.62 including commissions. No U.S. Cellular Common Shares were repurchased in 2003 or 2002.

TDS paid total dividends on its Common and Preferred Stock of $38.0 million in 2004, $36.2 million in 2003 and $34.4 million in 2002. TDS paid quarterly dividends of $0.165, $0.155 and $0.145 in 2004, 2003 and 2002, respectively. In February 2005, the TDS Board of Directors (the "TDS Board") declared a $0.175 dividend per Common and Series A Common Share for the first quarter of 2005. TDS has no current plans to change its policy of paying dividends.

Stock Dividend

On February 17, 2005, the TDS Board unanimously approved a proposal (the "Special Common Share Proposal"), to be submitted to TDS shareholders at a special meeting of shareholders of TDS scheduled for April 11, 2005, to approve an amendment (the "Amendment") to the Restated Certificate of Incorporation of TDS to increase the authorized number of Special Common Shares of TDS from 20,000,000 to 165,000,000.

On February 17, 2005, the TDS Board also approved a distribution of one Special Common Share in the form of a stock dividend with respect to each outstanding Common Share and Series A Common Share of TDS (the "Distribution"), which is expected to be effective May 13, 2005 to shareholders of record on April 29, 2005, subject to the approval of the Special Common Share Proposal by shareholders, the effectiveness of the Amendment, and certain other conditions.

Following approval and effectiveness of the Special Common Share Proposal, at some time in the future TDS may possibly offer to issue Special Common Shares in exchange for all of the Common Shares of U.S. Cellular which are not owned by TDS (a "Possible U.S. Cellular Transaction"). TDS currently owns approximately 82% of the shares of common stock of U.S. Cellular. A Possible U.S. Cellular Transaction would cause U.S. Cellular to become a wholly owned subsidiary of TDS. TDS has set no time frame for a Possible U.S. Cellular Transaction and there are no assurances that a transaction will occur.

Contractual and Other Obligations

As of December 31, 2004, the resources required for scheduled repayment of contractual obligations were as follows:

		Payments due by Period			
	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 Years
(Dollars in millions)					
Long-term debt obligations[1]	$2,013.4	$ 38.8	$ 245.5	$ 53.7	$1,675.4
Long-term debt interest	3,714.7	143.3	268.5	249.3	3,053.6
Forward contract obligations[2]	1,754.1	—	738.7	1,015.4	—
Forward contract interest[3]	118.5	39.5	72.7	6.3	—
Operating leases[4]	547.7	96.9	152.3	93.1	205.4
Purchase obligations[5][6][7]	734.1	517.7	216.4	—	—
	$8,882.5	$836.2	$1,694.1	$1,417.8	$4,934.4

(1) Scheduled debt repayments include long-term debt and the current portion of long-term debt. See Note 15 – Long-term Debt.

(2) Scheduled forward contract repayments include interest (unamortized discount) that has been or will be accreted up to the maturity date. See Note 15 – Long-term Debt.

(3) Interest amounts shown are for variable rate forward contracts based on the December 31, 2004 LIBOR rate plus 50 basis points. The three month LIBOR rate was 2.56% at December 31, 2004.

(4) Represents the amounts due under noncancellable, long-term operating leases for the periods specified. See Note 22 – Commitments and Contingencies. TDS has no material capital leases.

(5) Includes amounts payable under other agreements to purchase goods or services, including open purchase orders. Also includes obligations due under equipment vendor contracts. The amounts due in less than one year include estimated capital expenditures for U.S. Cellular. See Note 22 – Commitments and Contingencies.

(6) Includes $5.3 million for other post-retirement benefits expected to be paid in 2005. No amounts for other post-retirement benefits are included in periods beyond 2005 as these amounts are discretionary and have not yet been determined.

(7) Includes $121 million paid or to be paid to the FCC in 2005 related to Auction 58. See "Acquisitions, Exchanges and Divestitures."

Off-Balance Sheet Arrangements

TDS has no transactions, agreements or contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by SEC rules, that have or are reasonably likely to have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, revenues or expenses.

TDS has certain variable interests in investments in unconsolidated entities where TDS holds a minority interest. The investments in unconsolidated entities totaled $206.8 million as of December 31, 2004, and are accounted for using either the equity or cost method. TDS's maximum loss exposure for these variable interests is limited to the aggregate carrying amount of the investments.

Indemnity Agreements. TDS enters into agreements in the normal course of business that provide for indemnification of counterparties. These include certain asset sales and financings with other parties. The term of the indemnification varies by agreement.

The events or circumstances that would require TDS to perform under these indemnities are transaction specific; however, these agreements may require TDS to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. TDS is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, TDS has not made any significant indemnification payments under such agreements. TDS is party to an indemnity agreement with T-Mobile regarding certain contingent liabilities at Aerial Communications for the period prior to Aerial's merger into VoiceStream Wireless in 2000. As of December 31, 2004, TDS has recorded liabilities of $9.3 million relating to this indemnity.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

TDS prepares its consolidated financial statement in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). TDS's significant accounting policies are discussed in detail in Note 1 to the consolidated financial statements.

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

Management believes the following reflect its more significant accounting policies and estimates used in the preparation of its consolidated financial statements. TDS's senior management has discussed the development of each of the following accounting policies and estimates and the following disclosures with the audit committee of the TDS Board of Directors.

Licenses and Goodwill

TDS reported $1,186.8 million of licenses and $823.3 million of goodwill at December 31, 2004, as a result of the acquisition of wireless licenses and markets, and the acquisition of operating telephone companies. In addition, TDS reported $42.0 million of license rights related to the licenses that will be received when the AT&T Wireless exchange transaction is fully completed.

See Note 5 – Licenses and Goodwill for a schedule of license and goodwill activity in 2004 and 2003.

Licenses and goodwill must be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. TDS performs the annual impairment review on licenses and goodwill during the second quarter. There can be no assurance that upon review at a later date material impairment charges will not be required.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to the carrying amount of the intangible asset. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for that difference.

The fair value of an intangible asset and reporting unit goodwill is the amount at which that asset or reporting unit could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenue or a similar performance measure. The use of these techniques involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate and other inputs. Different assumptions for these inputs or valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. U.S. Cellular has identified six reporting units pursuant to paragraph 30 of SFAS No. 142, "Goodwill and Other Intangible Assets." The six reporting units represent six geographic groupings of FCC licenses, constituting six geographic service areas. U.S. Cellular combines its FCC licenses into six units of accounting for purposes of testing the licenses for impairment pursuant to Emerging Issues Task Force Issue 02-7, "Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets" ("EITF 02-7"), and SFAS No. 142, using the same geographic groupings as its reporting units. The divestitures of markets in 2004 resulted in the elimination of one of the six reporting units.

U.S. Cellular prepared valuations of each of the reporting units for purposes of goodwill impairment testing. A discounted cash flow approach was used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the selection of a discount rate, estimated future cash flow levels, projected capital expenditures and selection of terminal value multiples.

U.S. Cellular also prepared valuations of similar groupings of FCC licenses (units of accounting pursuant to EITF 02-7) using an excess earnings methodology, through the use of a discounted cash flow approach. This excess earnings methodology estimates the fair value of the intangible assets (FCC license units of accounting) by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill.

TDS Telecom has recorded goodwill primarily as a result of the acquisition of operating telephone companies. TDS Telecom has assigned goodwill to its incumbent local exchange carrier reporting unit. This goodwill was valued using a multiple of cash flow valuation technique.

TDS Telecom's competitive local exchange carrier has two reporting units for purposes of impairment testing as defined by SFAS No. 142; the larger reporting unit was valued using a market approach and the smaller reporting unit was valued using an income approach. The market approach compares the reporting unit to similar companies whose securities are actively traded. Ratios or multiples of value relative to certain significant financial measures, such as revenue and earnings, are developed based upon the comparable companies. The valuation multiples are applied to the appropriate financial measures of the reporting unit to indicate its value. The income approach uses a discounted cash flow analysis based on value drivers and risks specific to its reporting unit. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the selection of a discount rate, estimated future cash flow levels, projected capital expenditures and determination of terminal value.

In response to petitions filed by the Regional Bell Operating Company for increases in rates for certain wholesale services that it provides to competitive local exchange carriers, the state public service commissions of Illinois, Wisconsin and Michigan have issued orders that will adversely affect the cost of providing some services for TDS Telecom's competitive local exchange carrier operations in those states, primarily services to residential customers and certain small business customers. The pricing data for the major markets of the competitive local exchange carrier became available in the fourth quarter of 2004. These pricing changes, as well as other regulatory changes and competitive pressures in 2004, triggered an impairment review by TDS Telecom of its competitive local exchange carrier operations' tangible and intangible assets. As a result of the impairment review, TDS Telecom concluded that goodwill associated with the competitive local exchange carrier operations was impaired and recorded a loss on impairment of intangible assets of $29.4 million in the Statement of Operations.

TDS Telecom's carrying value for the competitive local exchange carrier operations exceeded the fair value of such operations, thus requiring the second step of the goodwill test. Pursuant to the second step of the goodwill test, TDS Telecom allocated the fair value of the competitive local exchange carrier operations to all of the assets, including unrecognized intangible assets (e.g., the value of the customer list and trade names), and liabilities of such operations. As a result of this allocation, there was no implied goodwill. Therefore, the carrying amount of goodwill was charged to expense.

TDS recorded an impairment loss on licenses held by U.S. Cellular totaling $49.6 million in 2003 related to the impairment of two reporting units. Upon adoption of SFAS No. 142, TDS recorded an initial impairment loss on licenses held by U.S. Cellular of $10.4 million ($20.9 million net of income taxes of $8.2 million and minority interest of $2.3 million) as a cumulative effect of an accounting change.

In 2004 and 2003, U.S. Cellular recorded $1.8 million and $3.5 million license impairment losses, respectively, related to the investment in a non-operating market in Florida which was sold in December 2004 for $8.5 million, its approximate book value. This loss was recorded in gain (loss) on investments. Also in 2003, U.S. Cellular reduced the carrying value of one of its cost method investments by $1.7 million based on a cash flow analysis of the investment. The investment charges above were recorded in loss on investments in the Statement of Operations.

There was no impairment of goodwill assigned to TDS Telecom's incumbent local exchange carrier operations in 2004 and 2003. The carrying value of a wireless investment held by TDS Telecom exceeded the estimated fair value by approximately $5.0 million, and TDS Telecom recorded an impairment loss on goodwill in this reporting unit by that amount in 2003.

Asset Retirement Obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001, and became effective for TDS beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligations, any differences between the cost to retire an asset and the liability recorded is recognized in the Statement of Operations as a gain or loss.

U.S. Cellular is subject to asset retirement obligations associated primarily with its cell sites, retail sites and office locations. Asset retirement obligations generally include costs to remediate leased land on which U.S. Cellular's cell sites and switching offices are located. U.S. Cellular is also generally required to return leased retail store premises and office space to their pre-existing conditions.

The change in asset retirement obligations during 2004 and 2003 was as follows:

Year Ended December 31,	2004	2003
(Dollars in thousands)		
Beginning balance	**$64,501**	$54,438
Additional liabilities accrued	**5,426**	5,641
Disposition of assets	**(2,065)**	—
Accretion expense	**4,672**	4,422
Ending balance	**$72,534**	$64,501

TDS Telecom's incumbent local exchange carriers' rates are regulated by the respective state public utility commissions and the FCC and therefore, reflect the effects of the rate-making actions of these regulatory bodies in the financial statements of the TDS incumbent local exchange carriers. The incumbent local exchange carriers have recorded an asset retirement obligation in accordance with the requirements of SFAS No. 143 and a regulatory liability for the costs of removal that these state public utility commissions have required to be recorded for regulatory accounting purposes which are in excess of the amounts required to be recorded in accordance with SFAS No. 143. These amounts combined make up the asset retirement obligation for the incumbent local exchange carriers.

The change in asset retirement obligation and regulatory obligation during 2004 and 2003 was as follows:

Year Ended December 31,	2004	2003
(Dollars in thousands)		
Beginning balance	**$60,000**	$55,300
Additional liabilities incurred	**6,057**	5,600
Costs of removal	**(1,057)**	(900)
Ending balance	**$65,000**	$60,000

The regulatory liability included in asset retirement obligation at December 31, 2004 and 2003 was $31.1 million and $28.2 million, respectively. The asset retirement obligation calculated in accordance with the provisions of SFAS No. 143 at December 31, 2004 and 2003 was $33.9 million and $31.8 million, respectively.

TDS Telecom's competitive local telephone carrier adopted SFAS No. 143 effective January 1, 2003. TDS Telecom determined that its competitive local telephone carrier does not have a material legal obligation to remove long-lived assets as described by SFAS No. 143.

Property, Plant and Equipment

U.S. Cellular and TDS Telecom's competitive local exchange carrier operations provide for depreciation using the straight-line method over the estimated useful lives of the assets. U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from three to ten years, which approximates the shorter of the assets' economic lives or the specific lease terms, as defined in SFAS No. 13, "Accounting for Leases," as amended. TDS Telecom's incumbent local exchange carrier operations provide for depreciation on a group basis according to depreciable rates approved by state public utility commissions. Annually, U.S. Cellular and TDS Telecom review its property, plant and equipment lives to ensure that the estimated useful lives are appropriate. The estimated useful lives of property, plant and equipment is a critical accounting estimate because changing the lives of assets can result in larger or smaller charges for depreciation expense. Factors used in determining useful lives include technology changes, regulatory requirements, obsolescence and type of use.

In 2004, U.S. Cellular adjusted the useful lives of Time Division Multiple Access ("TDMA") radio equipment, switch software and antenna equipment. TDMA radio equipment lives were adjusted to be fully depreciated by the end of 2008, which is the latest date the wireless industry will be required by regulation to support analog service. U.S. Cellular currently uses TDMA radio equipment to support analog service, and expects to have its digital radio network fully migrated to CDMA 1XRTT or some future generation of CDMA technology by that time. The useful lives for certain switch software were reduced to one year from three years and antenna equipment lives were reduced to seven years from eight years in order to better align the useful lives with the actual length of time the assets are in use. These changes increased depreciation by $14.9 million for 2004. The changes in useful lives reduced net income by $7.4 million, or $0.13 per diluted share, in the year ended December 31, 2004.

TDS Telecom did not change the useful lives of its property, plant and equipment in the year ended December 31, 2004.

In 2004, certain U.S. Cellular TDMA digital radio equipment consigned to a third party for future sale was taken out of service and was written down by $17.2 million prior to its consignment, increasing depreciation expense by that amount. This writedown was necessary to reduce the book value of the assets sold or to be sold to the proceeds received or expected to be received from their disposition.

In preparation for the implementation of a fixed asset management and tracking software system, including a bar code asset identification system, U.S. Cellular conducted a physical inventory review of its cell site fixed assets in 2004. As a result of the review, U.S. Cellular charged $11.9 million to depreciation expense for the write-off of certain assets.

TDS reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be fully recoverable. The tangible asset impairment test is a two-step process. The first step compares the carrying value of the assets with the undiscounted cash flows over the remaining asset life. If the carrying value of the assets is greater than the undiscounted cash flow, the second step of the test is performed to measure the amount of impairment loss. The second step compares the estimated fair value of the assets to the carrying value of the assets. An impairment loss is recognized for the difference between the fair value of the assets (less costs to sell) and the carrying value of the assets.

The fair value of a tangible asset is the amount at which that asset could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique with which to estimate the fair value of the long-lived asset. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or valuation methodologies could create materially different results.

TDS Telecom's competitive local exchange carrier has two asset groups for purposes of impairment testing; the larger asset group was valued using a market approach and the smaller asset group was valued using an income approach. The market approach compares the asset group to similar companies whose securities are actively traded. Ratios or multiples of value relative to certain significant financial measures, such as revenue and earnings, are developed based upon the comparable companies. The valuation multiples are applied to the appropriate financial measures of the asset group to indicate its value. The income approach uses a discounted cash flow analysis based on value drivers and risks specific to its asset group. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the selection of a discount rate, estimated future cash flow levels, projected capital expenditures, and determination of terminal value.

As discussed previously in the Licenses and Goodwill caption under Application of Critical Accounting Policies and Estimates, regulatory changes and competitive pressures in 2004 triggered an impairment review by TDS Telecom of its competitive local exchange carrier operations' tangible assets. As a result of the impairment review, TDS Telecom concluded that the long-lived tangible assets of its competitive local exchange carrier operations were impaired and recorded a loss on impairment of intangible assets of $87.9 million in the Statement of Operations.

Income Taxes

The accounting for income taxes, the amounts of income tax assets and liabilities, and the related income tax provision are critical accounting estimates because such amounts are significant to TDS's financial condition, changes in financial condition and results of operations.

The preparation of the consolidated financial statements requires TDS to calculate a provision for income taxes. This process involves calculating the current income tax liability together with assessing temporary differences resulting from the different treatment of items, such as depreciation expense, for tax and accounting purposes as well as estimating the impact of potential adjustments to filed tax returns. These temporary differences result in deferred tax assets and liabilities, which are included within the consolidated Balance Sheet. TDS must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, establish a valuation allowance. Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets.

TDS's current net deferred tax asset totaled $36.0 million, and $19.4 million, as of December 31, 2004 and 2003, respectively. The current net deferred tax asset primarily represents the deferred tax effects of federal net operating loss ("NOL") carryforwards expected to be utilized in 2005 and the allowance for doubtful accounts on customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

December 31,	2004	2003
(Dollars in thousands)		
Deferred Tax Asset		
Net operating loss carryforwards	$ 91,767	$ 82,054
Derivative instruments	481,687	286,247
Other	9,699	—
	583,153	368,301
Less valuation allowance	(85,328)	(67,209)
Total Deferred Tax Asset	497,825	301,092
Deferred Tax Liability		
Marketable equity securities	1,271,637	1,044,230
Property, plant and equipment	362,735	312,232
Partnership investments	107,048	24,627
Licenses	223,054	203,989
Other	—	1,038
Total Deferred Tax Liability	1,964,474	1,586,116
Net Deferred Income Tax Liability	$1,466,649	$1,285,024

The deferred income tax liability relating to marketable equity securities totaled $1,271.6 million, and $1,044.2 million, as of December 31, 2004 and 2003, respectively. These amounts represent deferred income taxes calculated on the difference between the book basis and the tax basis of the marketable equity securities. Income taxes will be payable when TDS disposes of the marketable equity securities.

At December 31, 2004, TDS and certain subsidiaries had $1,102 million of state NOL carryforwards (generating an $85.9 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2005 and 2024. Certain subsidiaries that are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $5.9 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2005 and 2024. A valuation allowance was established for a portion of the state NOL carryforwards and the federal NOL carryforwards since it is more than likely that a portion of such carryforwards will expire before they can be utilized.

TDS is routinely subject to examination of its income tax returns by the Internal Revenue Service and other tax authorities. TDS periodically assesses the likelihood of adjustments to its tax liabilities resulting from these examinations to determine the adequacy of its provision for income taxes, including related interest. TDS's management judgment is required in assessing the eventual outcome of these examinations. Changes to such assessments affect the calculation of TDS's income tax expense. As a result of the substantial completion of federal and state tax audits, TDS has reclassified $38 million from deferred liabilities and credits – other to accrued taxes in current liabilities.

Contingencies, Indemnities and Commitments

Contingent obligations, including indemnities, litigation and other possible commitments are accounted for in accordance with SFAS No. 5, "Accounting for Contingencies," which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of such settlement is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of the accruals and related financial statement disclosure. The ultimate settlement of contingencies may differ materially from amounts accrued in the financial statements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin Brown & Wood LLP, the principal law firm of TDS and its subsidiaries: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS, the nonexecutive chairman of the board and member of the board of directors of TDS and a director of U.S. Cellular; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and/or an Assistant Secretary of certain subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS or its subsidiaries.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical fact, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

- *Increases in the level of competition in the markets in which TDS operates, or wireless for wireline substitution, could adversely affect TDS's revenues or increase its costs to compete.*
- *Consolidation in the wireless industry may create stronger competitors both operationally and financially which could adversely affect TDS's revenues and increase its costs to compete.*
- *Advances or changes in telecommunications technology, such as Voice Over Internet Protocol, could render certain technologies used by TDS obsolete, could reduce TDS's revenues or could increase TDS's cost of doing business.*
- *Changes in the telecommunications regulatory environment, or a failure to timely or fully comply with any regulatory requirements, such as wireless number portability, local number portability and E-911 services, could adversely affect TDS's financial condition, results of operations or ability to do business.*
- *Changes in the telecommunications regulatory environment, including the effects of potential changes in the rules governing universal service funding and potential changes in the amounts or methods of intercarrier compensation, could have an adverse effect on TDS's financial condition, results of operations and cash flows.*
- *Changes in U.S. Cellular's enterprise value, changes in the supply or demand of the market for wireless licenses or telephone companies, adverse developments in the TDS businesses or the industries in which TDS is involved and/or other factors could require TDS to recognize impairments in the carrying value of TDS's license costs, goodwill and/or physical assets.*
- *Early redemptions of debt or repurchases of debt, changes in prepaid forward contracts, operating leases, purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in this Management's Discussion and Analysis to be different from the amounts actually incurred.*
- *Changes in accounting standards or TDS's accounting policies, estimates and/or in the assumptions underlying the accounting estimates, including those described under Application of Critical Accounting Policies and Estimates, could have an adverse effect on TDS's financial condition and results of operations.*
- *Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS's financial condition, results of operations or ability to do business.*
- *Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses could have an adverse effect on TDS's financial condition or results of operations.*
- *Changes in prices, the number of customers, average revenue per unit, penetration rates, churn rates, selling expenses, net customer retention costs associated with wireless number portability and local number portability, roaming rates, access minutes of use, the mix of products and services offered or other business factors could have an adverse effect on TDS's business operations.*
- *Changes in roaming partners' rates for voice services and the lack of standards and roaming agreements for wireless data products could place U.S. Cellular's service offerings at a disadvantage to those offered by other wireless carriers with more nationwide service territories, and could have an adverse effect on TDS's operations.*
- *Changes in competitive factors with national and global wireless carriers could result in product and cost disadvantages and could have an adverse effect on TDS's operations.*
- *Changes in guidance or interpretations of accounting requirements, changes in industry practice or changes in management*

assumptions could require amendments to or restatements of disclosures or financial information included in this or prior filings with the SEC.

- *Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in TDS's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.*
- *Changes in income tax rates, tax laws, regulations or rulings, or federal and state tax assessments could have an adverse effect on TDS's financial condition and results of operations.*
- *War, conflicts, hostilities and/or terrorist attacks could have an adverse effect on TDS's businesses.*
- *Changes in general economic and business conditions, both nationally and in the markets in which TDS operates, including difficulties by telecommunications companies, could have an adverse effect on TDS's businesses.*
- *Changes in facts or circumstances, including new or additional information that affects the calculation of accrued liabilities for contingent obligations under guarantees, indemnities or otherwise, could require TDS to record charges in excess of amounts accrued on the financial statements, if any, which could have an adverse effect on TDS's financial condition and results of operations.*
- *A material weakness in the effectiveness of internal control over financial reporting and/or in disclosure controls and procedures could result in inaccurate financial statements or other disclosures or permit fraud, which could have an adverse effect on TDS's business, results of operations and financial condition.*
- *The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on TDS's wireless business operations, TDS's financial condition and results of operations.*
- *Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and/or any other financial or statistical information to vary from TDS's forward estimates included in this report by a material amount.*

TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

MARKET RISK

Long-Term Debt

TDS is subject to market risks due to fluctuations in interest rates and equity markets. The majority of TDS's debt, excluding long-term debt related to the forward contracts, is in the form of long-term, fixed-rate notes with original maturities ranging up to 40 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such instruments. The long-term debt related to the forward contracts consists of both variable-rate debt and fixed-rate zero coupon debt. The variable-rate forward contracts require quarterly interest payments that are dependent on market interest rates. Increases in interest rates will result in increased interest expense. As of December 31, 2004, TDS had not entered into any significant financial derivatives to reduce its exposure to interest rate risks.

The following table presents the scheduled principal payments on long-tem debt and forward contracts and the related weighted-average interest rates by maturity dates at December 31, 2004:

Principal Payments Due by Period				
	Long-Term Debt Obligations(1)	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(2)	Forward Contracts(3)	Weighted-Avg. Interest Rates on Forward Contracts(4)
(Dollars in millions)				
2005	$ 38.8	7.5%	$ —	—%
2006	222.9	6.9%	—	—%
2007	22.6	5.7%	738.7	2.9%
2008	22.5	5.7%	1,015.4	3.4%
2009	31.2	6.7%	—	—%
After 5 Years	1,675.4	7.3%	—	—%
Total	$2,013.4	7.2%	$1,754.1	3.2%

(1) Scheduled principal repayments include long-term debt and current portion of long-term debt.

(2) Represents the weighted-average interest rates at December 31, 2004 for debt maturing in the respective periods.

(3) Scheduled forward contract repayments include interest (unamortized discount) that has been or will be accreted up to the maturity date.

(4) Some of the forward contracts have a fixed interest rate, while others have a variable rate based on the LIBOR rate plus 50 basis points. The three-month LIBOR rate at December 31, 2004 was 2.56%.

At December 31, 2004 and 2003, the estimated fair value of long-term debt obligations was $2,122.6 million and $2,114.2 million, respectively, and the average interest rate on this debt was 7.2% and 7.1%, respectively. The fair value of long-term debt was estimated using market prices for TDS's 7.6% Series A Notes and 7% senior notes and U.S. Cellular's 8.75% senior notes, 7.5% senior notes, 6.7% senior notes and 6% Liquid Yield Option Notes, and discounted cash flow analysis for the remaining debt.

At December 31, 2004 and 2003, the estimated fair value of the forward contracts was $1,691.1 million and $1,679.5 million, respectively, and the average interest rate on this debt was 3.2% and 2.3%, respectively. The fair value of variable rate forward contracts, aggregating $1,295.3 million at December 31, 2004, approximates the carrying value due to the frequent repricing of these instruments. These contracts require quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 2.56% at December 31, 2004). The fair value of the fixed rate forward contracts, aggregating $395.8 million at December 31, 2004, was estimated based upon a discounted cash flow analysis. These contracts are structured as zero coupon obligations with a weighted average effective interest rate of 4.4% per year.

Marketable Equity Securities and Derivatives

TDS maintains a portfolio of available-for-sale marketable equity securities, the majority of which are the result of sales or trades of non-strategic assets. The market value of these investments aggregated $3,398.8 million at December 31, 2004, and $2,772.4 million at December 31, 2003. As of December 31, 2004, the unrealized holding gain, net of tax included in accumulated other comprehensive income totaled $1,130.9 million. This amount was $748.8 million at December 31, 2003. In 2002, TDS recognized, in the Statement of Operations, pre-tax losses of $1,757.5 million ($1,045.0 million, net of tax and minority interest of $712.5 million), related to investments in marketable equity securities as a result of management's determination that unrealized losses with respect to the investments were other than temporary.

Subsidiaries of TDS and U.S. Cellular have entered into a number of forward contracts with counterparties related to the marketable equity securities that they hold. TDS and U.S. Cellular have provided guarantees to the counterparties which provide assurance that all principal and interest amounts are paid upon settlement of the contracts by such subsidiaries. The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside limit is hedged at or above the cost basis thereby eliminating the risk of an other-than-temporary loss being recorded on these contracted securities.

Under the terms of the forward contracts, subsidiaries of TDS and U.S. Cellular will continue to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature from May 2007 to August 2008 and, at TDS's and U.S. Cellular's option, may be settled in shares of the respective security or in cash, pursuant to formulas that "collar" the price of the shares. The collars effectively limit downside risk and upside potential on the contracted shares. The collars are typically adjusted for any changes in dividends on the contracted shares. If the dividend increases, the collar's upside potential is typically reduced. If the dividend decreases, the collar's upside potential is typically increased. If TDS and U.S. Cellular elect to settle in shares, they will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, TDS and U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. If TDS and U.S. Cellular elect to settle in cash they will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula.

Deferred taxes have been provided for the difference between the financial reporting basis and the income tax basis of the marketable equity securities and are included in deferred tax liabilities on the Balance Sheet. Such deferred tax liabilities totaled $1,271.6 million at December 31, 2004, and $1,044.2 million at December 31, 2003.

The following table summarizes certain facts surrounding the contracted securities as of December 31, 2004.

		Collar[1]		
Security	Shares	Downside Limit (Floor)	Upside Potential (Ceiling)	Loan Amount (000s)
VeriSign	2,361,333	$ 8.82	$11.46	$ 20,819
Vodafone[2]	12,945,915	$15.07–$16.07	$20.01–$22.60	201,038
Deutsche Telekom	131,461,861	$10.74–$12.41	$14.21–$17.17	1,532,257
				1,754,114
Unamortized debt discount				64,470
				$1,689,644

(1) The per-share amounts represent the range of floor and ceiling prices of all the securities monetized.

(2) U.S. Cellular owns 10.2 million and TDS Telecom owns 2.7 million Vodafone American Depositary Receipts.

The following analysis presents the hypothetical change in the fair value of marketable equity securities and derivative instruments at December 31, 2004 and December 31, 2003, using the Black-Scholes model, assuming hypothetical price fluctuations of plus and minus 10%, 20% and 30%. The table presents hypothetical information as required by SEC rules. Such information should not be inferred to suggest that TDS has any intention of selling any marketable equity securities or canceling any derivative instruments.

(Dollars in millions)

December 31, 2004	Valuation of investments assuming indicated increase			
	Fair Value	+10%	+20%	+30%
Marketable Equity Securities	**$ 3,398.8**	**$ 3,738.7**	**$ 4,078.6**	**$ 4,418.4**
Derivative Instruments[1]	**$(1,210.5)**	**$(1,544.8)**	**$(1,873.5)**	**$(2,206.5)**

December 31, 2004	Valuation of investments assuming indicated decrease			
	Fair Value	-10%	-20%	-30%
Marketable Equity Securities	**$ 3,398.8**	**$ 3,058.9**	**$ 2,719.0**	**$ 2,379.2**
Derivative Instruments[1]	**$(1,210.5)**	**$ (908.7)**	**$ (608.8)**	**$ (325.8)**

December 31, 2003	Valuation of investments assuming indicated increase			
	Fair Value	+10%	+20%	+30%
Marketable Equity Securities	$2,722.4	$2,994.6	$ 3,266.9	$ 3,539.1
Derivative Instruments[1]	$ (712.3)	$ (962.7)	$(1,218.5)	$(1,478.1)

December 31, 2003	Valuation of investments assuming indicated decrease			
	Fair Value	-10%	-20%	-30%
Marketable Equity Securities	$2,722.4	$2,450.2	$ 2,177.9	$ 1,905.7
Derivative Instruments[1]	$ (712.3)	$ (467.0)	$ (228.6)	$ 3.6

(1) Represents the fair value of the derivative instruments assuming the indicated increase or decrease in the underlying securities.

Consolidated Statements of Operations

Year Ended December 31,	2004	2003	2002
(Dollars in thousands, except per share amounts)			
Operating Revenues	$3,720,389	$3,445,216	$2,998,474
Operating Expenses			
Cost of services and products			
(exclusive of depreciation, amortization and accretion shown separately below)	1,304,171	1,182,885	962,760
Selling, general and administrative expense	1,420,967	1,298,294	1,138,914
Depreciation, amortization and accretion expense	667,956	595,732	510,445
Loss on impairment of intangible assets	29,440	49,595	—
Loss on impairment of long-lived assets	87,910	4,914	—
(Gain) loss on assets held for sale	(10,806)	45,908	—
Total Operating Expenses	3,499,638	3,177,328	2,612,119
Operating Income	220,751	267,888	386,355
Investment and Other Income (Expense)			
Investment income	69,623	53,154	43,675
Interest and dividend income	27,755	19,918	57,330
Gain (loss) on investments	36,854	(10,200)	(1,888,391)
Interest expense	(198,706)	(171,391)	(132,224)
Minority interest in income of subsidiary trust	—	(16,678)	(24,810)
Other income (expense), net	(6,931)	(11,955)	2,396
Total Investment and Other Income (Expense)	(71,405)	(137,152)	(1,942,024)
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	149,346	130,736	(1,555,669)
Income tax expense (benefit)	78,651	50,350	(577,000)
Income (Loss) From Continuing Operations Before Minority Interest	70,695	80,386	(978,669)
Minority share of income	(28,053)	(20,380)	(9,068)
Income (Loss) From Continuing Operations	42,642	60,006	(987,737)
Discontinued operations, net of tax	6,362	(1,609)	—
Income (Loss) Before Cumulative Effect of Accounting Change	49,004	58,397	(987,737)
Cumulative effect of accounting change, net of tax and minority interest	—	(11,789)	(7,035)
Net Income (Loss)	49,004	46,608	(994,772)
Preferred dividend requirement	(203)	(417)	(427)
Net Income (Loss) Available to Common	$ 48,801	$ 46,191	$ (995,199)
Basic Weighted Average Shares Outstanding (000s)	57,296	57,721	58,644
Basic Earnings per Share			
Income (Loss) from Continuing Operations	$ 0.74	$ 1.03	$ (16.85)
Discontinued Operations	0.11	(0.03)	—
Cumulative Effect of Accounting Change	—	(0.20)	(0.12)
Net Income (Loss) Available to Common	$ 0.85	$ 0.80	$ (16.97)
Diluted Weighted Average Shares Outstanding (000s)	57,567	57,875	58,644
Diluted Earnings per Share			
Income (Loss) from Continuing Operations	$ 0.73	$ 1.02	$ (16.85)
Discontinued Operations	0.11	(0.03)	—
Cumulative Effect of Accounting Change	—	(0.20)	(0.12)
Net Income (Loss) Available to Common	$ 0.84	$ 0.79	$ (16.97)
Dividends per Share	$ 0.66	$ 0.62	$ 0.58

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Cash Flows from Operating Activities			
Net income (loss)	$ 49,004	$ 46,608	$ (994,772)
Add (deduct) adjustments to reconcile net income (loss)			
to net cash provided by operating activities			
Depreciation, amortization and accretion	667,956	595,732	510,445
Deferred income taxes, net	62,305	3,368	(587,706)
Investment income	(69,623)	(53,154)	(43,675)
Minority share of income	28,053	20,380	9,068
Loss on impairment of intangible assets	29,440	49,595	—
Loss on impairment of long-lived assets	87,910	4,914	—
(Gain) loss on assets held for sale	(10,806)	45,908	—
(Gain) loss on investments	(36,854)	10,200	1,888,391
Discontinued operations	(6,362)	1,609	—
Cumulative effect of accounting change	—	11,789	7,035
Noncash interest expense	24,764	26,760	11,407
Other noncash expense	21,002	28,676	15,349
Accreted interest on repayment of U.S. Cellular long-term debt	(68,056)	—	—
Changes in assets and liabilities from operations			
Change in accounts receivable	(39,317)	61,338	(27,032)
Change in materials and supplies	(6,006)	(16,548)	2,473
Change in accounts payable	(24,063)	(625)	52,280
Change in customer deposits and deferred revenues	12,103	17,282	20,046
Change in accrued taxes	32,606	57,762	(80,108)
Change in other assets and liabilities	(6,667)	8,819	10,436
	747,389	920,413	793,637
Cash Flows from Investing Activities			
Additions to property, plant and equipment	(798,252)	(776,967)	(899,050)
Acquisitions, net of cash acquired	(40,786)	(5,125)	(531,174)
Cash received from divestitures and exchanges, net of cash divested	247,565	33,953	—
FCC auction deposits	(9,000)	—	56,060
Distributions from unconsolidated entities	49,234	45,427	31,328
Other investing activities	(13,133)	2,222	(23,748)
	(564,372)	(700,490)	(1,366,584)
Cash Flows from Financing Activities			
Issuance of notes payable	420,000	279,278	542,610
Issuance of long-term debt	422,642	434,294	138,314
Proceeds from forward contracts	—	—	1,631,821
Repayment of notes payable	(390,000)	(739,278)	(346,610)
Repayment of Company-Obligated Mandatorily Redeemable Preferred Securities	—	(300,000)	—
Repayment of long-term debt	(376,397)	(60,370)	(148,470)
Prepayment of medium-term notes	—	(70,500)	(51,000)
Stock options exercised	31,938	10,723	5,871
Repurchase of TDS Common Shares	(20,440)	(86,779)	—
Repurchase of U.S. Cellular Common Shares	(3,908)	—	—
Dividends paid	(38,047)	(36,193)	(34,445)
Other financing activities	2,125	(12,383)	(6,952)
	47,913	(581,208)	1,731,139
Net Increase (Decrease) in Cash and Cash Equivalents	230,930	(361,285)	1,158,192
Cash and Cash Equivalents			
Beginning of year	937,651	1,298,936	140,744
End of year	$1,168,581	$ 937,651	$ 1,298,936

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Assets

December 31,	2004	2003
(Dollars in thousands)		
Current Assets		
Cash and cash equivalents	$ 1,168,581	$ 937,651
Accounts receivable		
Due from customers, less allowance of $21,773 and $18,908, respectively	308,410	282,313
Other, principally connecting companies, less allowance of $3,170 and $6,419, respectively	131,665	127,358
Materials and supplies	91,556	87,270
Prepaid expenses	44,014	32,766
Deferred income tax asset	36,040	19,396
Other current assets	29,951	18,192
	1,810,217	1,504,946
Investments		
Marketable equity securities	3,398,804	2,772,410
Licenses	1,186,764	1,189,326
License rights	42,037	42,037
Goodwill	823,259	887,937
Customer lists, net of accumulated amortization of $34,630 and $22,206, respectively	24,915	24,448
Investments in unconsolidated entities	206,763	214,885
Notes receivable, less valuation allowance of $55,144 and $55,144, respectively	4,885	6,476
Other investments	18,154	15,439
	5,705,581	5,152,958
Property, Plant and Equipment, net		
U.S. Cellular	2,439,719	2,271,254
TDS Telecom	945,762	1,079,732
	3,385,481	3,350,986
Other Assets and Deferred Charges	92,562	83,925
Assets of Operations Held for Sale	—	100,523
	$10,993,841	$10,193,338

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Liabilities and Stockholders' Equity

December 31,	2004	2003
(Dollars in thousands)		
Current Liabilities		
Current portion of long-term debt	$ 38,787	$ 23,712
Notes payable	30,000	—
Accounts payable	323,256	361,010
Customer deposits and deferred revenues	119,380	108,372
Accrued interest	27,936	31,884
Accrued taxes	76,266	46,107
Accrued compensation	71,707	69,290
Other current liabilities	53,991	56,570
	741,323	696,945
Deferred Liabilities and Credits		
Net deferred income tax liability	1,466,649	1,285,024
Derivative liability	1,210,500	712,252
Asset retirement obligation	137,534	124,501
Other deferred liabilities and credits	79,674	119,076
	2,894,357	2,240,853
Long-Term Debt		
Long-term debt, excluding current portion	1,974,599	1,994,913
Forward contracts	1,689,644	1,672,762
	3,664,243	3,667,675
Liabilities of Operations Held for Sale	—	2,427
Commitments and Contingencies (Note 22)		
Minority Interest in Subsidiaries	499,306	502,702
Preferred Shares	3,864	3,864
Common Stockholders' Equity (Note 24)		
Common Shares, par value $.01 per share; authorized 100,000,000 shares; issued 56,377,000 and 56,282,000 shares, respectively	564	563
Special Common Shares, par value $.01 per share; authorized 20,000,000 shares; no shares issued or outstanding	—	—
Series A Common Shares, par value $.01 per share; authorized 25,000,000 shares; issued and outstanding 6,421,000 and 6,440,000 shares, respectively	64	64
Capital in excess of par value	1,823,161	1,843,468
Treasury Shares, at cost, 5,362,000 and 5,688,000 Common Shares, respectively	(449,173)	(493,714)
Accumulated other comprehensive income	373,505	296,820
Retained earnings	1,442,627	1,431,671
	3,190,748	3,078,872
	$10,993,841	$10,193,338

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Common Stockholders' Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Capital in Excess of Par Value	Treasury Shares	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
Balance, December 31, 2001	$ 557	$ 68	$ 1,826,840	$ (406,894)		$ (352,120)	$ 2,450,473
Comprehensive Income (Loss):							
Net (loss)	—	—	—	—	$ (994,772)	—	(994,772)
Net unrealized gains on securities	—	—	—	—	593,408	593,408	—
Net unrealized losses on derivative instruments	—	—	—	—	(49,584)	(49,584)	—
Comprehensive (loss)					$ (450,948)		
Dividends:							
Common and Series A Common Shares	—	—	—	—		—	(34,018)
Preferred Shares	—	—	—	—		—	(427)
Dividend reinvestment, incentive and compensation plans	—	—	1,975	2,725		—	—
Conversion of Series A and Preferred Shares	2	(2)	1,156	—		—	—
Adjust investment in U.S. Cellular for Common Share issuances and repurchases	—	—	2,698	—		—	—
Other	—	—	137	—		—	—
Balance, December 31, 2002	559	66	1,832,806	(404,169)		191,704	1,421,256
Comprehensive Income (Loss):							
Net income	—	—	—	—	$ 46,608	—	46,608
Net unrealized gains on securities	—	—	—	—	496,832	496,832	—
Net unrealized losses on derivative instruments	—	—	—	—	(391,716)	(391,716)	—
Comprehensive income					$ 151,724		
Dividends:							
Common and Series A Common Shares	—	—	—	—		—	(35,792)
Preferred Shares	—	—	—	—		—	(401)
Repurchase of Common Shares	—	—	—	(92,365)		—	—
Dividend reinvestment, incentive and compensation plans	1	—	5,029	2,820		—	—
Conversion of Series A and Preferred Shares	3	(2)	2,939	—		—	—
Adjust investment in U.S. Cellular for Common Share issuances and repurchases	—	—	2,515	—		—	—
Other	—	—	179	—		—	—
Balance, December 31, 2003	563	64	1,843,468	(493,714)		296,820	1,431,671
Comprehensive Income (Loss):							
Net income	—	—	—	—	$ 49,004	—	49,004
Net unrealized gains on securities	—	—	—	—	379,626	379,626	—
Net unrealized losses on derivative instruments	—	—	—	—	(302,941)	(302,941)	—
Comprehensive income					$ 125,689		
Dividends:							
Common and Series A Common Shares	—	—	—	—		—	(37,845)
Preferred Shares	—	—	—	—		—	(203)
Repurchase of Common Shares	—	—	—	(14,854)		—	—
Dividend reinvestment, incentive and compensation plans	1	—	(27,459)	59,395		—	—
Adjust investment in subsidiaries for Common Share issuances and repurchases	—	—	4,706	—		—	—
Other	—	—	2,446	—		—	—
Balance, December 31, 2004	$564	$64	$1,823,161	$(449,173)		$ 373,505	$1,442,627

The accompanying notes to consolidated financial statements are an integral part of these statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Telephone and Data Systems, Inc. ("TDS") is a diversified telecommunications company providing high-quality telecommunications services to approximately 6.1 million wireless telephone customers and wireline telephone equivalent access lines in 36 states at December 31, 2004. TDS conducts substantially all of its wireless telephone operations through its 82.0%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular") and its incumbent local exchange carrier and competitive local exchange carrier wireline telephone operations through its wholly owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

See Note 25 – Business Segment Information for summary financial information on each business segment.

Principles of Consolidation
The accounting policies of TDS conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of TDS, its majority-owned subsidiaries since acquisition, the wireless partnerships in which it has a majority general partnership interest and any entity where TDS has a variable interest that will absorb a majority of the entity's expected gains or losses, or both. All material intercompany items have been eliminated.

TDS adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities," in January 2004. The adoption of FIN 46R did not have a material impact on TDS's financial position or results of operations.

Business Combinations
TDS uses the purchase method of accounting for business combinations. TDS includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts reported in prior years have been reclassified to conform to current period presentation. The reclassifications had no impact on previously reported net income and stockholders' equity.

Cash and Cash Equivalents
Cash and cash equivalents include cash and those short-term, highly liquid investments with original maturities of three months or less.

Outstanding checks totaled $19.3 million and $22.3 million at December 31, 2004 and 2003, respectively, and are classified as accounts payable in the consolidated Balance Sheets.

Accounts Receivable and Allowance for Doubtful Accounts
U.S. Cellular's accounts receivable primarily consist of amounts owed by customers for both service provided and equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems and by unaffiliated third-party partnerships or corporations pursuant to equity distribution declarations.

TDS Telecom's accounts receivable primarily consist of amounts owed by customers for services provided, by connecting companies for carrying interstate and intrastate long-distance traffic on its network, and by interstate and intrastate revenue pools that distribute access charges.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is based on historical write-off experience. Account receivable balances are reviewed on either an aggregate basis or individual basis for collectibility depending on the type of receivable. When it is probable the account balance will not be collected, the account balance is charged off against the allowance for the doubtful accounts. TDS does not have any off-balance sheet credit exposure related to its customers.

The changes in the allowance for doubtful accounts during the years ended December 31, 2004, 2003 and 2002 were as follows:

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Beginning Balance	**$ 25,327**	$ 40,475	$ 13,657
Additions, net of recoveries	**86,938**	65,379	84,897
Deductions	**(87,322)**	(80,527)	(58,079)
Ending Balance	**$ 24,943**	$ 25,327	$ 40,475

Materials and Supplies
U.S. Cellular's inventory, primarily handsets and accessories, is stated at the lower of cost or market with cost determined using the first-in, first-out method. TDS Telecom's materials and supplies are stated at average cost.

Marketable Equity Securities
Marketable equity securities are classified as available-for-sale, and are stated at fair market value. Net unrealized holding gains and losses are included in accumulated other comprehensive income. Realized gains and losses are determined on the basis of specific identification.

The market values of marketable equity securities may fall below the accounting cost basis of such securities. If management determines the decline in value to be other than temporary, the unrealized loss included in accumulated other comprehensive income is recognized and recorded as a non-operating loss in the Statement of Operations.

Factors that management considers in determining whether a decrease in the market value of its securities is an other-than-temporary decline include if there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer; how long and how much the security has been below carrying value; and whether TDS has the intent and ability to retain its investment in the issuer's securities to allow the market value to return to the accounting cost basis.

TDS utilizes derivative financial instruments to reduce market risks due to fluctuations in market prices of marketable equity securities. At December 31, 2004 and 2003, TDS had variable prepaid forward contracts ("forward contracts") maturing in 2007 and 2008 in connection with substantially all TDS's marketable equity security portfolio, hedging the market price risk with respect to the contracted securities. The downside risk is hedged at or above the accounting cost basis thereby eliminating the risk of an other-than-temporary loss being recorded on these contracted securities.

Derivative Instruments

TDS utilizes derivative financial instruments to reduce marketable equity security market value risk. TDS does not hold or issue derivative financial instruments for trading purposes. TDS recognizes all derivatives as either assets or liabilities on the Balance Sheet and measures those instruments at fair value. Changes in fair value of those instruments are reported in the Statements of Operations or accumulated other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements depends on the derivative's hedge designation and whether the hedge is anticipated to be highly effective in achieving offsetting changes in the fair value of the hedged item or cash flows of the asset hedged.

Licenses

Licenses consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. Licenses are intangible assets with indefinite useful lives and are not amortized.

TDS has determined that licenses are intangible assets with indefinite useful lives, based on the following factors:

- Radio spectrum is not a depleting asset.
- The ability to use radio spectrum is not limited to any one technology.
- U.S. Cellular and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.
- U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years. To date, all of U.S. Cellular's license renewal applications, filed for unique licenses in every year from 1994 to the present, have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged, either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied" with FCC rules and policies. U.S. Cellular believes that it could demonstrate its entitlement to a renewal expectancy in any of its markets in the unlikely event any of its license renewal applications were challenged, and therefore believes that it is probable that its future license renewal applications will be granted.

License Rights

In accordance with an exchange agreement with AT&T Wireless, U.S. Cellular has deferred the assignment and development of certain licenses for a period of up to five years from the closing date, August 1, 2003. The 21 licenses that have not yet been assigned to U.S. Cellular, with a recorded value of $42.0 million, are included in license rights on the Balance Sheet.

Goodwill

TDS has goodwill as a result of the acquisition of licenses and wireless markets, and the acquisition of operating telephone companies. U.S. Cellular's goodwill reflects the portion of the purchase price of acquisitions of interest in operating wireless markets that was not assigned to the other acquired assets, including licenses. TDS Telecom's goodwill reflects the costs in excess of the underlying fair value of the net tangible and intangible assets of acquired telephone companies. No deferred taxes have been provided on goodwill.

Impairment of Intangible Assets

Licenses and goodwill must be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. TDS performs the annual impairment review on licenses and goodwill during the second quarter. There can be no assurance that upon review at a later date material impairment charges will not be required.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to the carrying amount of the intangible asset. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for that difference.

The fair value of an intangible asset and reporting unit goodwill is the amount at which that asset or reporting unit could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenue or a similar performance measure. The use of these techniques involve assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. U.S. Cellular has identified six reporting units pursuant to paragraph 30 of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The six reporting units represent six geographic groupings of FCC licenses, constituting six geographic service areas. U.S. Cellular combines its FCC licenses into six units of accounting for purposes of testing the licenses for impairment pursuant to Emerging Issues Task Force Issue 02-7, "Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets" ("EITF 02-7"), and SFAS No. 142, using the same geographic groupings as its reporting units. The divestitures of markets in 2004 resulted in the elimination of one of the six reporting units.

U.S. Cellular prepared valuations of each of the reporting units for purposes of goodwill impairment testing. A discounted cash flow approach was used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the selection of a discount rate, estimated future cash flow levels, projected capital expenditures, and selection of terminal value multiples.

U.S. Cellular also prepared valuations of similar groupings of FCC licenses (units of accounting pursuant to EITF 02-7) using an excess earnings methodology, through the use of a discounted cash flow approach. This excess earnings methodology estimates the fair value of the intangible assets (FCC license units of accounting) by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill.

TDS Telecom has recorded goodwill primarily as a result of the acquisition of operating telephone companies. TDS Telecom has assigned goodwill to its incumbent local exchange carrier reporting unit and its competitive local exchange carrier reporting units. The incumbent local exchange carrier reporting unit was valued using a multiple of cash flow valuation technique.

TDS Telecom's competitive local exchange carrier has two reporting units for purposes of impairment testing as defined by SFAS No. 142, the larger reporting unit was valued using a market approach and the smaller reporting unit was valued using an income approach. The market approach compares the reporting unit to similar companies whose securities are actively traded. Ratios or multiples of value relative to certain significant financial measures, such as revenue and earnings are developed based upon the comparable companies. The valuation multiples are applied to the appropriate financial measures of the reporting unit to indicate its value. The income approach uses a discounted cash flow analysis based on value drivers and risks specific to its reporting unit. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the selection of a discount rate, estimated future cash flow levels, projected capital expenditures, and determination of terminal value.

Investments in Unconsolidated Entities

Investments in unconsolidated entities consists of investments where TDS holds a less than 50% non-controlling ownership interest. TDS follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, where TDS's ownership interest equals or exceeds 20% for corporations and 3% to 5% for partnerships and limited liability companies. An estimate of TDS's proportionate share of income is recorded each quarter with such estimate being adjusted to the actual share of income upon receipt of financial statements from the unconsolidated entity. The cost method of accounting is followed for certain minority interests where TDS's ownership interest is less than 20% for corporations and 3% to 5% for partnerships and limited liability companies, or where TDS does not have the ability to exercise significant influence.

Property, Plant and Equipment

U.S. Cellular

U.S. Cellular's property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes, payroll-related expenses and estimated costs to remove the assets.

Renewals and betterments of units of property are recorded as additions to plant in service. The original cost of depreciable property retired (along with the related accumulated depreciation) is removed from plant in service and, together with removal cost less any salvage realized, is charged to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1") and amortized over a three- or seven-year period, starting when each new system is placed in service.

TDS Telecom

Incumbent Local Exchange Carrier Operations

TDS Telecom's incumbent local exchange carrier property, plant and equipment is stated at the original cost of construction including the capitalized costs of certain taxes, payroll-related expenses, and an allowance for funds used during construction.

Renewals and betterments of units of property are recorded as additions to telephone plant in service. The original cost of depreciable property retired is removed from plant in service and, together with removal cost less any salvage realized, is charged to accumulated depreciation. No gain or loss is recognized on ordinary retirements of depreciable telephone property. Repairs and renewals of minor units of property are charged to plant operations expense.

Costs of developing new information systems are capitalized and amortized starting when each new system is placed in service.

TDS's incumbent local exchange carrier operations follow accounting for regulated enterprises prescribed by SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Management periodically reviews the criteria for applying these provisions to determine whether continuing application of SFAS No. 71 is appropriate. Management believes that such criteria are still being met and therefore has no current plans to change its method of accounting.

Competitive Local Exchange Carrier Operations

TDS Telecom's competitive local exchange carrier property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes and payroll-related expenses.

Renewals and betterments of units of property are recorded as additions to plant in service. The original cost of depreciable property retired (along with the related accumulated depreciation) is removed from plant in service and, together with removal cost less any salvage realized, is charged to depreciation expense. Repairs and renewals of minor units of property are charged to maintenance expense.

Costs of developing new information systems are capitalized and amortized starting when each new system is placed in service.

Depreciation

U.S. Cellular provides for depreciation using the straight-line method over the estimated useful lives of the assets.

U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from three to ten years, which approximates the shorter of the assets' economic lives or the specific lease terms, as defined in SFAS No. 13, "Accounting for Leases," as amended.

TDS Telecom's incumbent local exchange carrier operations provide for depreciation on a group basis according to depreciable rates approved by state public utility commissions. TDS Telecom's competitive local exchange carrier operations provide for depreciation using the straight-line method over the estimated useful lives of the assets.

Asset Impairment

TDS reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The tangible asset impairment test is a two-step process. The first step compares the carrying value of the assets with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the assets is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the estimated fair value of the assets to the carrying value of the assets. An impairment loss is recognized for the difference between the fair value of the assets (less cost to sell) and the carrying value of the assets.

The fair value of a tangible asset is the amount at which that asset could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique with which to estimate the fair value of the long-lived asset. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or valuation methodologies could create materially different results.

TDS Telecom's competitive local exchange carrier incurred a loss on impairment of long-lived assets in 2004. TDS Telecom has two asset groups for purposes of impairment testing. TDS Telecom valued the larger asset group using a market approach and the smaller asset group using an income approach. The market approach compares the asset group to similar companies whose securities are actively traded. Ratios or multiples of value relative to certain significant financial measures, such as revenue and earnings are developed based upon the comparable companies. The valuation multiples are applied to the appropriate financial measures of the asset group to indicate its value. The income approach uses a discounted cash flow analysis based on value drivers and risks specific to its asset group. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the selection of a discount rate, estimated future cash flow levels, projected capital expenditures, and determination of terminal value.

Assets and Liabilities of Operations Held For Sale

TDS accounts for the disposal of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." When long-lived assets meet the held for sale criteria set forth in SFAS No. 144, the Balance Sheet reflects the assets and liabilities of the properties to be disposed of as assets and liabilities of operations held for sale. The assets and liabilities of operations held for sale are presented separately in the asset and liability sections of the Balance Sheet. The revenues and expenses of the properties to be disposed of are included in operations until the transaction is completed.

Asset Retirement Obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001, and became effective for TDS beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligations, any differences between the cost to retire an asset and the liability recorded is recognized in the Statement of Operations as a gain or loss.

U.S. Cellular is subject to asset retirement obligations associated primarily with its cell sites, retail sites and office locations. Asset retirement obligations generally include obligations to remediate leased land on which U.S. Cellular's cell sites and switching offices are located. U.S. Cellular is also generally required to return leased retail store premises and office space to their pre-existing conditions.

The change in asset retirement obligation during 2004 and 2003 was as follows:

Year Ended December 31,	2004	2003
(Dollars in thousands)		
Beginning balance	**$64,501**	$54,438
Additional liabilities accrued	**5,426**	5,641
Disposition of assets	**(2,065)**	—
Accretion expense	**4,672**	4,422
Ending balance	**$72,534**	$64,501

TDS Telecom's incumbent local exchange carriers' rates are regulated by the respective state public utility commissions and the FCC and therefore, reflect the effects of the rate-making actions of these regulatory bodies in the financial statements of the TDS incumbent local exchange carriers. The incumbent local exchange carriers have recorded an asset retirement obligation in accordance with the requirements of SFAS No. 143 and a regulatory liability for the costs of removal that state public utility commissions have required to be recorded for regulatory accounting purposes which are in excess of the amounts required to be recorded in accordance with SFAS No. 143. These amounts combined make up the asset retirement obligation for the incumbent local exchange carriers.

The change in asset retirement obligation and regulatory obligation during 2004 and 2003 was as follows:

Year Ended December 31,	2004	2003
(Dollars in thousands)		
Beginning balance	**$60,000**	$55,300
Additional liabilities incurred	**6,057**	5,600
Costs of removal	**(1,057)**	(900)
Ending balance	**$65,000**	$60,000

The regulatory liability included in asset retirement obligation at December 31, 2004 and 2003 was $31.1 million and $28.2 million, respectively. The asset retirement obligation calculated in accordance with the provisions of SFAS No. 143 at December 31, 2004 and 2003 was $33.9 million and $31.8 million, respectively.

TDS Telecom's competitive local telephone carriers adopted SFAS No. 143 effective January 1, 2003. TDS Telecom determined that its competitive local telephone carriers do not have a material legal obligation to remove long-lived asset described by SFAS No. 143.

Revenue Recognition

Revenues from wireless operations primarily consist of charges for access, airtime, roaming and value-added services provided for U.S. Cellular's retail customers and to end users through third-party resellers; charges to carriers whose customers use U.S. Cellular's systems when roaming; charges for long-distance calls made on U.S. Cellular's systems; amounts received from the universal service fund in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier; end user equipment sales; and sales of accessories. Revenues are recognized as services are rendered. Unbilled revenues, resulting from wireless service provided from the billing cycle date to the end of each month and from other wireless carriers' customers using U.S. Cellular's systems for the last half of each month, are estimated and recorded.

Equipment sales represent a separate earnings process. Revenues from equipment and accessory sales are recognized upon delivery to the customer. In order to provide better control over handset quality, U.S. Cellular sells handsets to agents at a price approximately equal to cost. In most cases, the agents receive rebates from U.S. Cellular at the time the agents sign up new customers or retain current customers. U.S. Cellular accounts for the sale of equipment to agents in accordance with Emerging Issues Task Force ("EITF") Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This standard requires that equipment sales revenue be reduced by the anticipated rebates to be paid to the agents at the time the agent purchases the handsets rather than at the time the agent signs up a new customer or retains a current customer. Similarly, U.S. Cellular offers certain rebates to customers related to handset purchases; in accordance with EITF Issue 01-09, the equipment sales revenue from a handset sale which includes such a rebate is recorded net of the rebate anticipated to be applied to the handset sale.

Activation fees charged with the sale of service only are deferred and recognized over the average customer service period.

Under EITF Issue 00-21, "Accounting for Multiple Element Arrangements," activation fees charged with the sale of equipment and service are allocated to the equipment and service based upon the relative fair values of each item. Due to the subsidy provided on customer handsets, this generally results in the recognition of the activation fee as additional handset revenue at the time of sale.

Revenue from incumbent local exchange carriers primarily consists of charges for the provision of local telephone exchange service; compensation for carrying interstate and intrastate long-distance traffic on TDS Telecom's local telephone networks; and charges for (i) leasing, selling, installing and maintaining customer premise equipment; (ii) providing billing and collection services; (iii) providing Internet services; (iv) reselling long-distance services; and (v) selling digital broadcast satellite receivers. Revenues are recognized as services are rendered.

TDS's incumbent local exchange carriers participate in revenue pools with other telephone companies for interstate revenue and for certain intrastate revenue. Such pools are funded by toll revenue and/or access charges within state jurisdictions and by access charges in the interstate market. Revenues earned through the various pooling processes are initially recorded based on TDS Telecom's estimates.

Revenue from competitive local exchange carriers primarily consists of charges for the provision of local telephone exchange service; compensation for carrying interstate and intrastate long-distance traffic on TDS Telecom's local telephone networks; and charges for providing Internet services and reselling long-distance services. Revenues are recognized as services are rendered.

Cumulative Effect of Accounting Changes

Effective January 1, 2003, TDS adopted SFAS No. 143 and recorded the initial liability for legal obligations associated with an asset retirement. The cumulative effect of the implementation of this accounting standard on periods prior to 2003 was recorded in the first quarter of 2003, decreasing net income by $11.8 million, net of income taxes of $9.7 million and minority interest of $3.0 million or $0.20 per diluted share.

The following pro forma amounts show the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143:

Year Ended December 31,	2003	2002
(Dollars in thousands, except per share amounts)		
Actual		
Net income (loss)	$46,608	$(994,772)
Basic earnings (loss) per share	0.80	(16.97)
Diluted earnings (loss) per share	$ 0.79	$ (16.97)
Pro forma		
Net income (loss)	$58,397	$(997,321)
Basic earnings (loss) per share	1.00	(17.01)
Diluted earnings (loss) per share	$ 0.99	$ (17.01)

(Dollars in thousands)	December 31, 2002
Pro forma–Balance Sheet data	
Asset retirement obligation	$ 109,738

Effective January 1, 2002, TDS adopted SFAS No. 142 and determined that wireless licenses have indefinite lives. Upon initial adoption, TDS reviewed its investments in licenses and determined there was an impairment loss on certain licenses. The cumulative effect of the initial impairment upon the adoption of SFAS No. 142 reduced net income in 2002 by $10.4 million, net of income taxes of $8.2 million and minority interest of $2.3 million, or $0.18 per diluted share.

Effective January 1, 2002, U.S. Cellular changed its method of accounting for commission expenses related to customer activations and began deferring expense recognition of a portion of commission expenses in the amount of deferred activation fee revenues. TDS believes this change is a preferable method of accounting for such costs primarily due to the fact that the new method of accounting provides for better matching of revenue from customer activations to direct incremental costs associated with these activations within each reporting period. The cumulative effect of this accounting change on periods prior to 2002 was recorded in 2002 increasing net income by $3.4 million, net of income taxes of $3.0 million and minority interest of $1.2 million, or $0.06 per diluted share.

Advertising Costs

TDS expenses advertising costs as incurred. Advertising expense totaled $171.4 million, $140.9 million and $105.3 million in 2004, 2003 and 2002, respectively.

Income Taxes

TDS files a consolidated federal income tax return. Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Both deferred tax assets and liabilities are measured using the tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation

TDS accounts for stock options and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," using the intrinsic value method.

No compensation costs were recognized for the stock option and employee stock purchase plans in 2004 and 2002. In 2003, TDS recorded compensation expense of $0.3 million on 53,000 options granted in 2003. No compensation costs were recognized for the remaining 615,000 options granted in 2003. Had compensation cost for all stock option and employee stock purchase plans been determined consistent with SFAS No. 123, TDS's net income available to common and earnings per share would have been reduced to the following pro forma amounts:

Year Ended December 31,	2004	2003	2002
(Dollars in thousands, except per share amounts)			
Net Income (Loss)			
Available to Common			
As reported	**$48,801**	$ 46,191	$ (995,199)
Pro forma expense	**(20,555)**	(14,886)	(11,503)
Pro forma	**28,246**	31,305	(1,006,702)
Basic Earnings per Share from			
Net income (loss) available to common			
As reported	**0.85**	0.80	(16.97)
Pro forma expense	**(0.36)**	(0.26)	(0.20)
Pro forma	**0.49**	0.54	(17.17)
Diluted Earnings per Share from			
Net income (loss) available to common			
As reported	**0.84**	0.79	(16.97)
Pro forma expense	**(0.36)**	(0.26)	(0.20)
Pro Forma	**$ 0.48**	$ 0.53	$ (17.17)

Operating Leases

TDS, U.S. Cellular and TDS Telecom are parties to various lease agreements for office space, retail sites, cell sites and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured are included in determining the lease term.

During 2004, TDS revised its accounting for certain operating leases that contain fixed rental increases to recognize lease revenue and expense on a straight-line basis over the lease term in accordance with SFAS No. 13, as amended, and related pronouncements. Pursuant to its revised accounting for such leases, TDS recorded out-of-period adjustments to operating revenues and operating expenses during 2004. The adjustments were not considered material to the current year or to any prior years' earnings, earnings trends or individual financial statement line items. The adjustments were recorded in 2004, and no prior periods were adjusted. The impact of the out-of-period adjustments on the affected line items in the Statement of Operations for the year ended December 31, 2004 is as follows:

Year Ended December 31, 2004		TDS Telecom			
(Dollars in thousands, except earnings per share)	U.S. Cellular	ILEC	CLEC	All Other	Total
Increase (decrease)					
Operating revenues	$ 821	$ 69	$ —	$ —	$ 890
Cost of services and products	2,334	50	—	—	2,384
Selling, general and administrative expense	1,606	223	454	—	2,283
Total operating expenses	3,940	273	454	—	4,667
Operating income	(3,119)	(204)	(454)	—	(3,777)
Other income (expense) net				(1,589)	(1,589)
Income before income taxes and minority interest					(5,366)
Net income					$(2,880)
Basic earnings per share					$ (0.05)
Diluted earnings per share					$ (0.05)

Recent Accounting Pronouncements

Share-Based Payment

SFAS No. 123 (revised 2004), "Share-Based Payment," was issued in December 2004 and becomes effective for TDS in the third quarter of 2005. The statement requires that compensation cost resulting from all share-based payment transactions be recognized in the financial statements. TDS has reviewed the provisions of this statement and expects to record compensation expense for certain share-based payment transactions, primarily related to stock options, in the Statement of Operations upon adoption of this standard. See the "Stock-Based Compensation" disclosure above for a pro forma impact on net income and earnings per share.

2 INCOME TAXES

Income tax provisions charged to income (loss) from continuing operations before minority interest, discontinued operations and cumulative effect of accounting changes are summarized as follows:

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Current			
Federal	**$ 290**	$ 8,881	$ 1,273
State	**16,056**	20,243	2,365
Foreign	**—**	—	7,068
Deferred			
Federal	**51,409**	29,844	(491,616)
State	**10,896**	(8,618)	(96,090)
Total income tax expense (benefit) from continuing operations	**$78,651**	$50,350	$(577,000)

A reconciliation of TDS's income tax expense (benefit) from continuing operations computed at the statutory rate to the reported income tax expense (benefit) from continuing operations, and the statutory federal income tax expense (benefit) rate to TDS's effective income tax expense (benefit) rate from continuing operations, is as follows:

Year Ended December 31,	2004		2003		2002	
	Amount	**Rate**	Amount	Rate	Amount	Rate
(Dollars in millions)						
Statutory federal income tax expense (benefit)	**$52.3**	**35.0%**	$45.8	35.0%	$(544.5)	(35.0)%
State income taxes, net of federal benefit	**17.4**	**11.6**	1.9	1.5	(57.2)	(3.7)
Minority share of income not included in consolidated tax return	**(0.4)**	**(0.2)**	(4.3)	(3.3)	(4.3)	(0.3)
Gains (losses) on investments and assets held for sale	**22.7**	**15.2**	3.9	3.0	12.6	0.8
Resolution of prior period tax issues	**(10.0)**	**(6.7)**	1.8	1.4	11.5	0.7
Foreign tax	**—**	**—**	—	—	4.6	0.3
Net research tax credit	**(6.0)**	**(4.0)**	—	—	—	—
Other differences, net	**2.7**	**1.8**	1.3	0.9	0.3	0.1
Total income tax expense (benefit)	**$78.7**	**52.7%**	$50.4	38.5%	$(577.0)	(37.1)%

Income from continuing operations for each of the three years ended December 31, 2004, includes gains and losses (reported in the captions gain (loss) on investments and (gain) loss on assets held for sale, loss on impairment of intangible assets and loss on impairment of long-lived assets in the Statement of Operations) that significantly affected income (loss) from continuing operations before income taxes and minority interest. The effective income tax rate excluding such gains and losses was 32.7%, 38.6%, and 43.1% for the years ended December 31, 2004, 2003, and 2002, respectively.

The 2004 effective tax rate on operations excluding losses and gains is lower than 2003 due to favorable settlements of several tax issues in 2004. During 2004, the Internal Revenue Service ("IRS") substantially completed its audit of TDS's federal income tax returns for the years 1997 through 2001 and TDS's claims for research tax credits for the years 1995 through 2001. Primarily based on the results of the audit, TDS reduced its accrual for audit contingencies by $10.0 million (6.7%) in 2004. Also in 2004, based upon the results of the federal income tax audit, TDS recorded a $6.0 million (4.0%) benefit for the research tax credits.

Income tax provisions charged to net income (loss) are summarized as follows:

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Current			
Federal	**$ 290**	$ 8,861	$ 1,273
State	**16,056**	20,029	2,365
Foreign	**—**	—	7,068
Deferred			
Federal	**54,897**	21,035	(495,999)
State	**11,084**	(10,436)	(97,021)
Total income tax expense (benefit)	**$82,327**	$ 39,489	$(582,314)

Included in income tax expense charged to net income (loss) were deferred income tax benefits on cumulative effect of accounting change of $9.7 million in 2003 and $5.3 million in 2002. Income from discontinued operations was decreased by deferred income tax expense of $3.7 million in 2004 and loss from discontinued operations was decreased by an income tax benefit of $1.2 million in 2003.

TDS's current net deferred tax assets totaled $36.0 million and $19.4 million as of December 31, 2004 and 2003, respectively. The net current deferred tax asset primarily represents the deferred tax effects of federal net operating loss ("NOL") carryforwards expected to be utilized in 2005 and the allowance for doubtful accounts on customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows:

December 31,	2004	2003
(Dollars in thousands)		
Deferred Tax Asset		
Net operating loss carryforwards	**$ 91,767**	$ 82,054
Derivative instruments	**481,687**	286,247
Other	**9,699**	—
	583,153	368,301
Less valuation allowance	**(85,328)**	(67,209)
Total Deferred Tax Asset	**497,825**	301,092
Deferred Tax Liability		
Marketable equity securities	**1,271,637**	1,044,230
Property, plant and equipment	**362,735**	312,232
Partnership investments	**107,048**	24,627
Licenses	**223,054**	203,989
Other	**—**	1,038
Total Deferred Tax Liability	**1,964,474**	1,586,116
Net Deferred Income Tax Liability	**$1,466,649**	$1,285,024

At December 31, 2004, TDS and certain subsidiaries had $1,102 million of state NOL carryforwards (generating a $85.9 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries that generated the losses. The state NOL carryforwards expire between 2005 and 2024. Certain subsidiaries that are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $5.9 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2005 and 2024. A valuation allowance was established for a portion of the state NOL carryforwards and the federal NOL carryforwards since it is more than likely that a portion of such carryforwards will expire before they can be utilized.

TDS is routinely subject to examination of its income tax returns by the IRS and other tax authorities. TDS periodically assesses the likelihood of adjustments to its tax liabilities resulting from these examinations to determine the adequacy of its provision for income taxes, including related interest. TDS's management judgment is required in assessing the eventual outcome of these examinations. Changes to such assessments affect the calculation of TDS's income tax expense. As a result of the substantial completion of federal and state tax audits, TDS has reclassified $38 million from other deferred liabilities and credits to accrued taxes in the current liabilities section of the Balance Sheet.

3 EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) available to common by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using net income available to common and weighted average common shares adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and the potential conversion of preferred stock to common shares.

The amounts used in computing earnings per share from continuing operations and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Basic Earnings per Share			
Income (loss) from continuing operations	**$42,642**	$ 60,006	$(987,737)
Preferred dividend requirement	**(203)**	(417)	(427)
Income (loss) from continuing operations available to common	**42,439**	59,589	(988,164)
Discontinued operations	**6,362**	(1,609)	—
Cumulative effect of accounting change	**—**	(11,789)	(7,035)
Net income (loss) available to common used in basic earnings per share	**$48,801**	$ 46,191	$(995,199)

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Diluted Earnings per Share			
Income (loss) from continuing operations available to common used in basic earnings per share	**$42,439**	$ 59,589	$(988,164)
Minority income adjustment[1]	**(504)**	(335)	—
Income (loss) from continuing operations available to common	**41,935**	59,254	(988,164)
Discontinued operations	**6,362**	(1,609)	—
Cumulative effect of accounting change	**—**	(11,789)	(7,035)
Net income (loss) available to common used in diluted earnings per share	**$48,297**	$ 45,856	$(995,199)

(1) The minority income adjustment reflects the additional minority share of U.S. Cellular's income computed as if all of U.S. Cellular's dilutive issuable securities were outstanding.

Year Ended December 31,	2004	2003	2002
(Shares in thousands)			
Weighted average number of Common Shares used in basic earnings per share	**57,296**	57,721	58,644
Effect of dilutive securities			
Common Shares outstanding if Preferred Shares converted[1]	**—**	—	—
Stock options[2]	**271**	154	—
Weighted average number of Common Shares used in diluted earnings per share	**57,567**	57,875	58,644

(1) Preferred Shares convertible into 75,373 Common Shares in 2004, 210,269 Common Shares in 2003 and 231,013 Common Shares in 2002 were not included in computing diluted earnings per share because their effects were anti-dilutive.

(2) Stock options convertible into 682,122 Common Shares in 2004, 1,277,834 Common Shares in 2003 and 1,792,639 Common Shares in 2002 were not included in computing diluted earnings per share because their effects were anti-dilutive.

Year Ended December 31,	2004	2003	2002
Basic Earnings per Share			
Continuing operations	**$0.74**	$ 1.03	$(16.85)
Discontinued operations	**0.11**	(0.03)	—
Cumulative effect of accounting change	**—**	(0.20)	(0.12)
	$0.85	$ 0.80	$(16.97)

Year Ended December 31,	2004	2003	2002
Diluted Earnings per Share			
Continuing operations	**$0.73**	$ 1.02	$(16.85)
Discontinued operations	**0.11**	(0.03)	—
Cumulative effect of accounting change	**—**	(0.20)	(0.12)
	$0.84	$ 0.79	$(16.97)

4 MARKETABLE EQUITY SECURITIES

Information regarding TDS's marketable equity securities is summarized as follows:

December 31,	2004	2003
(Dollars in thousands)		
Deutsche Telekom AG		
131,461,861 ordinary shares	**$2,960,521**	$2,403,123
Vodafone Group Plc		
12,945,915 American Depositary Receipts	**354,459**	324,166
VeriSign, Inc.		
2,361,333 common shares	**79,341**	38,490
Rural Cellular Corporation		
719,396 equivalent common shares	**4,482**	5,719
Other	**1**	912
Aggregate fair value	**3,398,804**	2,772,410
Accounting cost basis	**1,543,677**	1,543,932
Gross unrealized holding gains	**1,855,127**	1,228,478
Equity method unrealized gains	**261**	126
Income tax expense	**(724,257)**	(479,683)
Minority share of unrealized holding (gains)	**(13,385)**	(10,801)
Unrealized gains on marketable equity securities, net of tax and minority share	**1,117,746**	738,120
Derivatives, net of tax and minority share	**(744,241)**	(441,300)
Accumulated other comprehensive income	**$ 373,505**	$ 296,820

TDS and its subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile movements in share prices. TDS and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets.

The investment in Deutsche Telekom AG ("Deutsche Telekom") resulted from TDS's disposition of its over 80%-owned personal communication services operating subsidiary, Aerial Communications, Inc., to VoiceStream Wireless Corporation ("VoiceStream") in exchange for stock of VoiceStream, which was then acquired by Deutsche Telekom in exchange for Deutsche Telekom stock. The investment in Vodafone Group Plc ("Vodafone") resulted from certain dispositions of non-strategic wireless investments to or settlements with AirTouch Communications Inc. ("AirTouch"), in exchange for stock of AirTouch, which was then acquired by Vodafone whereby TDS and its subsidiaries received American Depositary Receipts representing Vodafone stock. The investment in VeriSign, Inc. ("VeriSign") is the result of the acquisition by VeriSign of Illuminet, Inc., a telecommunication entity in which several TDS subsidiaries held interests. The investment in Rural Cellular Corporation ("Rural Cellular") is the result of a consolidation of several wireless partnerships in which TDS subsidiaries held interests in Rural Cellular, and the distribution of Rural Cellular stock in exchange for these interests.

The market values of the marketable equity securities may fall below the accounting cost basis of such securities. If TDS determines the decline in value of the marketable equity securities to be other than temporary, the unrealized loss included in accumulated other comprehensive income is recognized and recorded as a loss in the Statement of Operations.

TDS and its subsidiaries have entered into a number of forward contracts related to the marketable equity securities that they hold. The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities while retaining a share of gains from increases in the market prices of such securities. The downside risk is hedged at or above the accounting cost basis thereby eliminating the risk of an other-than-temporary loss on these contracted securities.

5 LICENSES AND GOODWILL

Changes in licenses and goodwill are primarily the result of impairments and acquisitions and divestitures of wireless markets and telephone companies by TDS. See Note 12 – Acquisitions, Divestitures and Exchanges for the details on the changes in licenses and goodwill.

In conjunction with the implementation of SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, TDS recorded an impairment loss of $20.9 million, before income tax benefits of $8.2 million and minority interest of $2.3 million as a cumulative effect of an accounting change on licenses for the excess carrying value of the licenses over the fair value. In 2003, TDS recorded an additional impairment loss of $49.6 million on licenses in two reporting units and a $3.5 million loss on impairment of its investment in a non-operating license. An additional $1.8 million impairment loss was recorded in 2004 on the Daytona Beach, Florida license, which was sold in December 2004. See Note 1 – Summary of Significant Accounting Policies under the heading "Impairment of Intangible Assets" for a detailed discussion of the license impairment test.

A schedule of license activity follows:

December 31,	2004	2003
(Dollars in thousands)		
Balance, beginning of year	**$1,231,363**	$1,247,197
Acquisitions[1]	**5,629**	178,609
Divestitures	**(8,426)**	(76,905)
Allocation to assets of operations held for sale	**—**	(63,569)
Impairment loss	**(1,830)**	(53,095)
Other	**2,065**	(874)
Balance, end of year[1]	**$1,228,801**	$1,231,363

(1) Includes $42.0 million of license rights from the AT&T Wireless transactions in 2003.

In response to petitions filed by the Regional Bell Operating Company for increases in rates for certain wholesale services that it provides to competitive local exchange carriers, the state public service commissions of Illinois, Wisconsin and Michigan have issued orders that will adversely affect the cost of providing some services for TDS Telecom's competitive local exchange carrier operations in those states, primarily services to residential customers and certain small business customers. The pricing data for the major markets of TDS Telecom's competitive local exchange carrier became available in the fourth quarter of 2004. These pricing changes, as well as other regulatory changes and competitive pressures in 2004, triggered an impairment review by TDS Telecom of its competitive local exchange carrier operations' tangible and intangible assets. As a result of the impairment review, TDS Telecom concluded that goodwill associated with the competitive local exchange carrier operations was impaired and recorded a loss on impairment of intangible assets of $29.4 million in the Statement of Operations.

TDS Telecom's carrying value for the competitive local exchange carrier operations exceeded the fair value of such operations, thus requiring the second step of the goodwill test. Pursuant to the second step of the goodwill test, TDS Telecom allocated the fair value of the competitive local exchange carrier operations to all of the assets, including unrecognized intangible assets, (e.g., the value of the customer list and trade names) and liabilities of such operations. As a result of this allocation, there was no implied goodwill. Therefore, the carrying amount of goodwill was charged to expense. See Note 1 – Summary of Significant Accounting Policies under the heading "Impairment of Intangible Assets" for a detailed discussion of the goodwill impairment test.

In 2003, TDS recorded a goodwill impairment loss of $5.0 million, included in gain (loss) on investments in the Statement of Operations on a wireless market investment held by TDS Telecom.

A schedule of goodwill activity follows:

December 31,	2004	2003
(Dollars in thousands)		
Consolidated Beginning Balance	**$887,937**	$967,566
U.S. Cellular		
Balance, beginning of year	**430,256**	504,744
Acquisitions	**4,225**	7,516
Divestitures	**(8,257)**	(69,961)
Allocation to assets of operations held for sale	**—**	(7,565)
Other	**(306)**	(4,478)
Balance, end of year	**425,918**	430,256
TDS Telecom–ILEC		
Balance, beginning of year	**397,341**	397,482
Other	**—**	(141)
Balance, end of year	**397,341**	397,341
TDS Telecom–CLEC		
Balance, beginning of year	**29,440**	29,440
Impairment loss	**(29,440)**	—
Balance, end of year	**—**	29,440
Other		
Balance, beginning of year	**30,900**	35,900
Divestitures	**(30,900)**	—
Impairment loss	**—**	(5,000)
Balance, end of year	**—**	30,900
Net Change	**(64,678)**	(79,629)
Consolidated Ending Balance	**$823,259**	$887,937

6 CUSTOMER LISTS

Customer lists, intangible assets from the acquisition of wireless properties, are being amortized based on average customer retention periods using the declining balance method. The acquisition of certain minority interests in 2004 added $12.9 million to the gross balance of customer lists. Amortization expense was $12.4 million, $15.6 million and $6.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. Amortization expense related to customer list assets recorded as of December 31, 2004 for the years 2005 through 2009 is expected to be $8.2 million, $5.4 million, $3.6 million, $2.4 million and $1.6 million, respectively.

7 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless and wireline entities in which TDS holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

December 31,	2004	2003
(Dollars in thousands)		
Equity method investments:		
Capital contributions, loans and advances	**$ 26,593**	$ 38,005
Goodwill	**18,594**	23,821
Cumulative share of income	**411,335**	391,008
Cumulative share of distributions	**(262,223)**	(252,492)
	194,299	200,342
Cost method investments:		
Capital contributions, net of partnership contributions and impairments	**3,920**	5,565
Goodwill	**8,544**	8,978
	12,464	14,543
Total investments in unconsolidated entities	**$ 206,763**	$ 214,885

TDS follows the equity method of accounting for minority interests where TDS's ownership interest is 20% or greater for corporations or greater than 3% to 5% for partnerships and limited liability companies. This method recognizes, on a current basis, TDS's proportionate share of the income and losses accruing to it under the terms of the respective partnership and shareholder agreements. Income and losses from the entities are reflected in the Statement of Operations on a pretax basis as investment income. Investment income totaled $69.6 million, $53.2 million and $43.7 million in 2004, 2003 and 2002, respectively. TDS follows the cost method of accounting for its investments where TDS's ownership interest is less than 20% for corporations or 3% to 5% for partnerships and limited liability companies, or where TDS does not have the ability to exercise significant influence.

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments. At December 31, 2004, $179.7 million represented the investment in underlying equity and $27.1 million represented goodwill. At December 31, 2003, $182.1 million represented the investment in underlying equity and $32.8 million represented goodwill.

With the adoption of FIN 46R in January 2004, one wireless market that was included in investment in unconsolidated entities as of the end of 2003 was included in consolidated operations. This market was subsequently sold to ALLTEL on November 30, 2004 along with other wireless properties. In the ALLTEL transaction, TDS sold six minority interests that had been included in investment in unconsolidated entities. The transaction reduced goodwill $5.5 million and the investment in underlying equity by $17.3 million. See Note 12 – Acquisitions, Divestitures and Exchanges for more information related to this transaction.

Also during 2004, TDS reduced the carrying value of one of its cost method investments by $0.5 million. The change was included in gain (loss) on investment on the Statement of Operations.

During 2003, TDS reduced the carrying value of one of its cost method investments by $1.7 million. This charge was included in gain (loss) on investments on the Statement of Operations.

Los Angeles SMSA Limited Partnership meets certain tests, pursuant to Rule 3-09 of SEC Regulation S-X, contributing $43.4 million, $30.2 million and $19.7 million in investment income in 2004, 2003 and 2002, respectively. TDS's more significant investments in unconsolidated entities consist of the following:

	Percentage Ownership	
December 31,	2004	2003
Los Angeles SMSA Limited Partnership	**5.5%**	5.5%
Raleigh-Durham MSA Limited Partnership(1)	**—**	8.0%
Midwest Wireless Communications, LLC	**15.2%**	15.2%
North Carolina RSA 1 Partnership	**50.0%**	50.0%
Oklahoma City SMSA Limited Partnership	**14.6%**	14.6%

(1) As a result of the agreement with ALLTEL, as described more fully in Note 12 – Acquisitions, Divestitures and Exchanges, TDS's investment in this partnership was sold to ALLTEL on November 30, 2004.

Based primarily on data furnished to TDS by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations of the entities for which TDS's investments are accounted for by the equity method.

December 31,	2004	2003
(Dollars in thousands)		
Assets		
Current	**$ 290,000**	$ 252,000
Due from affiliates	**591,000**	522,000
Property and other	**1,676,000**	1,674,000
	$2,557,000	$2,448,000
Liabilities and Equity		
Current liabilities	**$ 207,000**	$ 185,000
Deferred credits	**5,000**	86,000
Long-term debt	**97,000**	33,000
Long-term capital lease obligations	**23,000**	—
Partners' capital and stockholders' equity	**2,225,000**	2,144,000
	$2,557,000	$2,448,000

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Results of Operations			
Revenues	**$3,035,000**	$2,509,000	$2,184,000
Costs and expenses	**2,113,000**	1,854,000	1,699,000
Operating income	**922,000**	655,000	485,000
Other income (expense)	**28,000**	5,000	14,000
Net income	**$ 950,000**	$ 660,000	$ 499,000

8 NOTES RECEIVABLE

Included in notes receivable is a loan of $55.1 million to Airadigm Communications, Inc. ("Airadigm"), related to the funding of Airadigm's operations. The value of the note was directly related to the values of certain assets and contractual rights of Airadigm. As a result of changes in business strategies and other events, in 2002, management reviewed the Airadigm business plan and reviewed the fair market value of the wireless markets and concluded that the notes receivable were impaired. TDS recorded valuation allowances against the Airadigm notes receivable, reducing the carrying value by $55.1 million to zero, and charged $1.1 million of capitalized cost to expense.

9 PROPERTY, PLANT AND EQUIPMENT

U.S. Cellular's property, plant and equipment consists of the following:

December 31,	2004	2003
(Dollars in thousands)		
Cell site-related equipment	**$2,003,842**	$1,777,251
Land, buildings and leasehold improvements	**782,262**	621,070
Switching-related equipment	**617,650**	460,165
Office furniture and equipment	**225,180**	203,139
Systems development	**220,472**	212,043
Other operating equipment	**153,940**	127,542
Work in process	**127,206**	252,010
	4,130,552	3,653,220
Accumulated depreciation	**1,690,833**	1,381,966
	$2,439,719	$2,271,254

During 2004, U.S. Cellular adjusted the useful lives of Time Division Multiple Access ("TDMA") radio equipment, switch software and antenna equipment. TDMA radio equipment lives were adjusted to be fully depreciated by the end of 2008, which is the latest date the wireless industry will be required by law to support analog service. U.S. Cellular currently uses TDMA radio equipment to support analog service, and expects to have its digital radio network fully migrated to Code Division Multiple Access ("CDMA") 1XRTT or some future generation of CDMA technology by that time. The useful lives for certain switch software were reduced to one year from three years and antenna equipment lives were reduced from eight years to seven years in order to better align the useful lives with the actual length of time the assets are expected to be in use. These changes increased depreciation by $14.9 million in 2004. The changes in useful lives reduced net income by $7.4 million, or $0.13 per share in 2004.

In 2004, certain U.S. Cellular TDMA digital radio equipment consigned to a third party for future sale was taken out of service and was written down by $17.2 million prior to its consignment, increasing depreciation expense by that amount. This writedown was necessary to reduce the book value of the assets sold or to be sold to the proceeds received or expected to be received from their disposition.

In preparation for the implementation of a fixed asset management and tracking software system, including a bar code asset identification system, U.S. Cellular conducted a physical inventory review of its cell site fixed assets in 2004. As a result of the review, U.S. Cellular charged $11.9 million to depreciation expense for the write-off of certain assets in 2004.

Useful lives generally range from six to twenty-five years for cell site-related equipment; twenty years for buildings; three to ten years, which approximates the shorter of the assets' economic lives or the specific lease terms, for leasehold improvements; one to eight years for switching-related equipment; three to five years for office furniture and equipment; three to seven years for systems development; and five to twenty-five years for other operating equipment. Depreciation expense totaled $450.0 million, $374.8 million and $312.0 million in 2004, 2003 and 2002, respectively. Amortization expense on system development costs totaled $30.3 million, $34.0 million and $28.8 million in 2004, 2003 and 2002, respectively.

TDS Telecom's property, plant and equipment consists of the following:

December 31,	2004	2003
(Dollars in thousands)		
Incumbent Local Exchange Operations		
Cable and wire	**$1,057,387**	$1,052,964
Central office equipment	**625,111**	606,894
Office furniture and equipment	**111,825**	109,844
Systems development	**125,244**	110,359
Land and buildings	**82,738**	82,799
Other equipment	**65,928**	64,502
Work in process	**20,905**	37,344
	2,089,138	2,064,706
Accumulated depreciation	**1,242,160**	1,173,429
	846,978	891,277
Competitive Local Exchange Operations		
Cable and wire	**55,080**	74,082
Central office equipment	**138,405**	165,849
Office furniture and equipment	**23,565**	37,126
Systems development	**11,446**	11,296
Land and buildings	**382**	475
Other equipment	**5,084**	5,107
Work in process	**4,709**	3,458
	238,671	297,393
Accumulated depreciation	**139,887**	108,938
	98,784	188,455
Total	**$ 945,762**	$1,079,732

Useful lives of incumbent local exchange property generally range from fifteen to twenty years for cable and wire, five to twelve years for central office equipment, five to ten years for office furniture and equipment, five to seven years for systems development and ten to fifteen years for other equipment. Buildings are depreciated over thirty years. The provision for depreciation as a percentage of depreciable property was 6.6% in 2004, 6.6% in 2003 and 6.2% in 2002. Depreciation expense totaled $129.7 million, $127.7 million and $128.0 million in 2004, 2003 and 2002, respectively.

Useful lives of competitive local exchange property generally range from fifteen to twenty years for cable and wire, eight to twelve years for central office equipment, five to ten years for office furniture and equipment, five to seven years for systems development and ten to fifteen years for other equipment. Buildings are depreciated over thirty years. The provision for depreciation as a percentage of depreciable property was 12.0% in 2004, 9.0% in 2003 and 12.7% in 2002. Depreciation expense totaled $33.9 million, $31.2 million and $28.9 million in 2004, 2003 and 2002, respectively.

As discussed in Note 5 – Licenses and Goodwill, regulatory changes and competitive pressures in 2004 triggered an impairment review by TDS Telecom of its competitive local exchange carrier operations' tangible assets. As a result of the impairment review, TDS Telecom concluded that the long-lived tangible assets of its competitive local exchange carrier operations were impaired and recorded a loss on impairment of tangible assets of $87.9 million in the Statement of Operations.

TDS reviewed the long-lived assets for possible impairment based on an estimate of related undiscounted cash flows over the remaining asset lives. TDS concluded that the undiscounted cash flows attributable to the fixed assets were less than the carrying values of the fixed assets, thus requiring the second step of the long-lived asset impairment test. Pursuant to the second step of the long-lived asset impairment test, TDS Telecom calculated the fair value of the fixed assets. The loss recognized is the difference between the fair value and the carrying value of the fixed assets. See Note 1 – Summary of Significant Accounting Policies under the heading "Impairment of Tangible Assets" for a detailed discussion of the long-lived asset impairment test.

TDS recorded a write-down of plant assets totaling $0.4 million in the incumbent local exchange operations and a write-down of $4.6 million in the competitive local exchange operations in 2003, of which $3.3 million related to plant assets.

10 OPERATIONS HELD FOR SALE

There were no operations held for sale as of December 31, 2004.

On November 26, 2003, U.S. Cellular announced that it had entered into a definitive agreement to sell its southern Texas wireless markets to AT&T Wireless Services, Inc. ("AT&T Wireless"), now a subsidiary of Cingular Wireless LLC, for $96.5 million in cash. The U.S. Cellular markets sold to AT&T Wireless included 25 MHz metropolitan statistical area and rural service area licenses representing 1.3 million population equivalents, approximately 150 cell sites and 76,000 customers. The closing of the sale occurred on February 18, 2004.

The sale was accounted for in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Balance Sheet as of December 31, 2003 reflected assets and liabilities of the wireless properties to be sold as assets and liabilities of operations held for sale. The revenues and expenses of the markets were included in operations until the completion of the sale.

The following table summarizes the recorded value of the assets and liabilities of operations held for sale as of December 31, 2003:

Year Ended December 31,	2003
(Dollars in thousands)	
Current assets	$ 5,363
Property, plant and equipment, net	45,710
Licenses	63,569
Goodwill	7,565
Other assets	316
Loss on assets held for sale	(22,000)
Assets of operations held for sale	$100,523
Current liabilities	$ 2,189
Non-current liabilities	238
Liabilities of operations held for sale	$ 2,427

In 2003, U.S. Cellular recorded a loss of $22.0 million as a loss on assets held for sale (included in operating expenses) representing the difference between the carrying value of the markets to be sold to AT&T Wireless and the cash received in the transaction. In 2004, this amount was reduced by $0.7 million to finalize the loss upon closing of the transaction, for an aggregate loss of $21.3 million.

11 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures for interest and income taxes paid and certain noncash transactions.

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Interest paid	**$176,912**	$143,159	$112,062
Income taxes paid (refund received)	**(10,512)**	(53,112)	77,443
Common Shares issued for conversion of Preferred Shares	**—**	2,940	122
Notes issued for the Chicago acquisition	**$ —**	$ —	$175,000

12 ACQUISITIONS, DIVESTITURES AND EXCHANGES

TDS assesses its holdings on an ongoing basis in order to maximize the benefits derived from its operations. TDS also reviews attractive opportunities to acquire additional telecommunications companies and wireless spectrum that it believes will add value to the business.

2004 Activity

On December 20, 2004, U.S. Cellular completed the sale of its Daytona Beach Florida 20 megahertz C block personal communications service license to MetroPCS California/Florida Inc. ("MetroPCS") for $8.5 million. TDS recorded impairment losses of $1.8 million in 2004 and $3.5 million in 2003 in gain (loss) on investments included within investment and other income (expense) on the Statement of Operations related to the Daytona license. Also included in gain (loss) on investments in 2004 was a loss of $0.3 million associated with buying out the former partner of the Daytona investment.

On November 30, 2004, TDS and U.S. Cellular completed the sale to ALLTEL of certain wireless properties. TDS and U.S. Cellular subsidiaries sold three consolidated properties and six minority interests to ALLTEL for $142.9 million in cash, including repayment of debt and working capital that is subject to adjustment. TDS recorded a pre-tax gain of $49.6 million related to the ALLTEL transaction representing the excess of the cash received over the net book value of the assets and liabilities sold. The portion of the gain related to the two consolidated markets included in operations of $10.1 million, was recorded in (gain) loss on assets held for sale in the Statement of Operations. The remaining portion of the gains of $39.5 million was recorded in gain (loss) on investments included within investment and other income (expense) of the Statement of Operations. TDS has included the results of operations of the markets sold to ALLTEL in the Statement of Operations through November 30, 2004.

The following table summarizes the recorded value of the assets and liabilities transferred to ALLTEL.

	November 30, 2004
(Dollars in thousands)	
Current assets	**$ (11,897)**
Property, plant and equipment	**(33,223)**
Licenses transferred	**(258)**
Goodwill	**(39,157)**
Investment in unconsolidated entities	**(22,782)**
Other assets and liabilities	**647**
Current liabilities	**3,417**
Minority interest divested	**9,924**
Gain recorded on transfer	**(49,568)**
Cash (received)	**$(142,897)**

On February 18, 2004, U.S. Cellular completed the sale of certain of its wireless properties in southern Texas to AT&T Wireless for $96.5 million in cash, including a working capital adjustment. The U.S. Cellular properties sold to AT&T Wireless included wireless assets and customers in six markets. An aggregate loss of $21.3 million (including a $22.0 million estimate of the loss on assets of operations held for sale in the fourth quarter of 2003 and a $0.7 million reduction of the loss in 2004) was recorded as a (gain) loss on assets of operations held for sale (included in operating expenses), representing the difference between the carrying value of the markets sold to AT&T Wireless and the cash received in the transaction. On December 31, 2003, U.S. Cellular reflected the assets and liabilities to be transferred to AT&T Wireless as assets and liabilities held for sale in accordance with SFAS No. 144. U.S. Cellular has included the results of operations of the markets sold to AT&T Wireless in the Statement of Operations through February 17, 2004.

The following table summarizes the recorded value of the southern Texas assets and liabilities sold to AT&T Wireless.

	February 18, 2004
(Dollars in thousands)	
Current assets	$ (4,342)
Property, plant and equipment	(46,592)
Wireless licenses transferred	(63,237)
Goodwill	(7,565)
Other assets and liabilities	1,483
Current liabilities	2,455
Loss recorded on transfer	21,275
Cash (received)	$(96,523)

In addition, in 2004 U.S. Cellular purchased certain minority interests in several wireless markets in which it already owned a controlling interest for $40.8 million in cash and $2.0 million to be paid in 2005. These acquisitions increased licenses, goodwill and customer lists by $5.6 million, $4.2 million and $12.9 million, respectively.

In aggregate, the 2004 acquisitions, divestitures and exchanges decreased licenses by $2.8 million and goodwill by $34.9 million. Licenses and goodwill associated with the southern Texas transaction with AT&T Wireless that closed in 2004 were included in assets of operations held for sale in 2003.

2003 Activity

During 2003, U.S. Cellular completed an exchange with AT&T Wireless along with the acquisition of two minority interests.

On August 1, 2003, U.S. Cellular completed the transfer of properties to AT&T Wireless and the assignments to it by AT&T Wireless of a portion of the licenses covered by the agreement with AT&T Wireless. On the initial closing date, U.S. Cellular also received approximately $34.0 million in cash and minority interests in six markets in which it currently owns a controlling interest. Also on the initial closing date, U.S. Cellular transferred wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless. The assignment and development of certain licenses has been deferred by U.S. Cellular for a period of up to five years from the closing date, in accordance with the agreement. U.S. Cellular will take possession of the licenses in staggered closings over that five-year period to comply with service requirements of the Federal Communications Commission. The acquisition of the licenses in the exchange was accounted for as a purchase by U.S. Cellular and the transfer of the properties by U.S. Cellular to AT&T Wireless was accounted for as a sale. TDS capitalized $2.8 million of costs associated with the AT&T Wireless transaction.

The 15 licenses that have been transferred to U.S. Cellular as of December 31, 2003, with a recorded value of $136.6 million, are included in licenses on the Balance Sheet. The 21 licenses that have not yet been assigned to U.S. Cellular, with a recorded value of $42.0 million, are included in license rights on the Balance Sheet. TDS has included the results of operations in the Florida and Georgia markets in the Statement of Operations until the date of the transfer, August 1, 2003.

Prior to the close of the AT&T Wireless exchange, U.S. Cellular allocated $70.0 million of goodwill related to the properties transferred to AT&T Wireless to assets of operations held for sale in accordance with SFAS No. 142. A loss of $23.9 million was recorded as a loss on assets held for sale (included in operating expenses) representing the difference between the book value of the markets transferred to AT&T Wireless and the fair value of the assets received or to be received in this transaction.

The following table summarizes the estimated fair values of the AT&T Wireless licenses received and the recorded value of the Florida and Georgia assets and liabilities transferred to AT&T Wireless from U.S. Cellular.

	August 1, 2003
(Dollars in thousands)	
Current assets	$ (12,785)
Property, plant and equipment	(88,314)
Licenses transferred	(76,905)
Licenses received	136,571
License rights	42,037
Goodwill	(69,961)
Minority interests acquired	3,000
Other assets and liabilities	(717)
Current liabilities	9,213
Loss recorded on transfer	23,908
Cash received	$ (33,953)

In addition, in 2003, U.S. Cellular acquired the minority interest in two entities which held licenses for $2.3 million.

In aggregate, the 2003 acquisitions, divestitures and exchanges increased licenses by $59.7 million and license rights by $42.0 million and reduced U.S. Cellular goodwill by $62.4 million.

2002 Activity

On August 7, 2002, U.S. Cellular completed the acquisition of the assets and certain liabilities of Chicago 20 MHz, LLC, now known as United States Cellular Operating Company of Chicago, LLC ("USCOC of Chicago" or the "Chicago market") from PrimeCo Wireless Communications LLC ("PrimeCo"). USCOC of Chicago operates a wireless system in the Chicago major trading area. USCOC of Chicago is the holder of certain FCC licenses, including a 20 megahertz personal communications service license in the Chicago major trading area (excluding Kenosha County, Wisconsin) covering 13.2 million population equivalents.

U.S. Cellular financed the purchase price ($617.8 million) using $327.3 million of revolving lines of credit, $175.0 million in 30-year notes issued to PrimeCo, a $105.0 million loan from TDS and a $10.5 million accrued payable. TDS has included the USCOC of Chicago results of operations in the Statement of Operations subsequent to the purchase date.

The tangible fixed assets were valued at net book value. The personal communications service licenses were valued at $163.5 million. The customer list was assigned a value of $43.4 million and is being amortized based on a 30-month average customer retention period using the declining balance method.

Total goodwill attributed to the Chicago market acquisition aggregated $168.4 million. In January 2003, U.S. Cellular repurchased the $45.2 million 9% Series A notes that remained outstanding at December 31, 2002, at 90% of face value. The $4.5 million gain on retirement of the 9% Series A notes was credited to goodwill, reducing the aggregate goodwill attributed to the Chicago market acquisition to $163.9 million. Such goodwill is deductible for tax purposes and will be amortized over 15 years.

The following table summarizes the estimated fair values of the PrimeCo assets acquired and liabilities assumed at the date of acquisition.

	August 7, 2002
(Dollars in thousands)	
Current assets, excluding $6,984 cash acquired	$ 34,081
Property, plant and equipment	235,953
Other assets	815
Customer list	43,400
Licenses	163,500
Goodwill	168,436
Total assets acquired	646,185
Current liabilities	(22,518)
Non-current liabilities	(1,300)
Total liabilities acquired	(23,818)
Net assets purchased	622,367
Notes issued to PrimeCo	(175,000)
Accrued but unpaid items	(15,500)
Cash required	$ 431,867

In addition, TDS acquired two incumbent local telephone companies, three additional personal communications service licenses and additional minority interests in majority-owned markets during 2002. In conjunction with these acquisitions, the following assets were acquired and liabilities assumed. The goodwill acquired in these acquisitions is not deductible for tax purposes.

	2002
(Dollars in thousands)	
Current assets, excluding $3,366 cash acquired	$ 6,454
Property, plant and equipment	24,640
Licenses	18,010
Goodwill–U.S. Cellular	3,827
Goodwill–TDS Telecom	64,231
Other assets	2,068
Current liabilities	(5,450)
Long-term debt	(9,767)
Deferred credits	(3,080)
Other liabilities	(1,627)
Cash required	$99,306

In aggregate, the 2002 acquisitions increased licenses by $181.5 million, U.S. Cellular goodwill by $172.3 million and TDS Telecom's incumbent local exchange carrier goodwill by $64.2 million.

Pro Forma Operations

Assuming the exchanges and acquisitions accounted for as purchases during the period January 1, 2003 to December 31, 2004, had taken place on January 1, 2003; and the acquisitions during the period January 1, 2002 to December 31, 2002, had taken place on January 1, 2002, unaudited pro forma results of operations would have been as follows:

Year Ended December 31,	2004	2003	2002
(Unaudited, dollars in thousands, except per share amounts)			
Operating revenues	**$3,694,744**	$3,302,878	$ 3,124,563
Interest expense (including cost to finance acquisitions)	**198,706**	171,391	141,673
Income (loss) from continuing operations	**31,376**	53,585	(1,015,194)
Net income (loss)	**37,738**	40,188	(1,022,229)
Earnings per share–basic	**0.66**	0.69	(17.44)
Earnings per share–diluted	**$ 0.64**	$ 0.68	$ (17.44)

13 GAIN (LOSS) ON INVESTMENTS

The following table summarizes the components of gain (loss) on investments included in investment and other income (expense) in the Statement of Operations:

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Gain on sale of investment interests	**$39,487**	$ —	$ —
Impairment of unconsolidated interests	**(2,633)**	(10,200)	(32,716)
Marketable equity securities other-than-temporary losses	**—**	—	(1,757,471)
Notes receivable impairment	**—**	—	(93,978)
Other	**—**	—	(4,226)
	$36,854	$(10,200)	$(1,888,391)

In 2004, TDS recorded a gain of $39.5 million related to the ALLTEL transaction representing the excess of the cash received over the net book value of the minority investments sold.

TDS recorded impairment losses of $1.8 million in 2004 and $3.5 million in 2003 related to the Daytona license that was sold to MetroPCS in December 2004. Also included in gain (loss) on investments in 2004 was a $0.3 million loss associated with buying out the former partner of the Daytona investment.

Also in 2004, TDS recorded a $0.5 million impairment loss on an investment in a telephone company accounted for using the cost method.

In 2003, U.S. Cellular reduced the carrying value of one of its cost method investments by $1.7 million to its underlying equity value based on a cash flow analysis.

TDS Telecom recorded an impairment loss of $5.0 million in 2003 on a wireless market investment held by it in conjunction with its annual license and goodwill impairment testing.

In 2002, management determined that a decline in the value of marketable equity securities relative to their respective accounting cost basis was other than temporary and charged an aggregate $1,757.5 million loss to the Statement of Operations and reduced the accounting cost basis of such marketable equity securities by a corresponding amount.

TDS had certain notes receivable from Airadigm and Kington Management Corporation ("Kington"). During 2002, management concluded that the notes receivable were impaired, and accordingly, recorded a $54.8 million valuation allowance and an additional $0.3 million expense included in other income (expense), net, to reduce the Airadigm note receivable carrying value to zero, charged $1.1 million of capitalized costs to expense and reduced the Kington note receivable carrying value by $38.1 million to net realizable value.

TDS recorded additional losses in 2002 of $25.4 million related to the withdrawal from a partnership in which it had owned an investment interest, $7.3 million to the write-down of a wireless investment to fair value and $4.2 million to the reduction in value of a land purchase option.

14 NOTES PAYABLE

TDS has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Proceeds from the sale of long-term debt from time to time have been used to reduce such short-term debt. Proceeds from the sale of non-strategic wireless and other investments from time to time have also been used to reduce short-term debt.

TDS had a $600 million revolving credit facility with a group of banks at December 31, 2004, and had $3.4 million of letters of credit outstanding against the revolving credit facility, leaving $596.6 million available for use. On December 9, 2004, TDS entered into an agreement to amend the terms and conditions of this facility. The primary changes to the terms and conditions are that (i) the maturity date has been extended to December 2009 and (ii) the material adverse change condition has been removed with respect to drawdowns. Borrowings bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on TDS's credit rating. At December 31, 2004, the contractual spread was 30 basis points (the one-month LIBOR rate was 2.4% at December 31, 2004). The margin percentage increases by 10 basis points if more than 50% of the facility is outstanding. TDS may select borrowing periods of either seven days or one, two, three or six months. Under certain circumstances, with less than two days' notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 5.25% at December 31, 2004). TDS currently pays facility and administration fees at an aggregate annual rate of 0.11% of the total $600 million facility. These fees totaled $0.7 million for the years ended December 31, 2004, 2003 and 2002.

TDS also had $75 million in direct bank lines of credit at December 31, 2004, all of which were unused. The terms of the direct bank lines of credit provide for borrowings at negotiated rates up to the prime rate (5.25% at December 31, 2004).

On December 19, 2003, U.S. Cellular amended its $325 million revolving credit facility with a group of banks to increase the size of the facility to $700 million. At December 31, 2004, U.S. Cellular's $700 million revolving credit facility had $30.0 million of borrowings and $0.2 million of letters of credit outstanding against it leaving $669.8 million available for use. On December 9, 2004, U.S. Cellular entered into an agreement to amend the terms and conditions of this facility. The primary changes to the terms and conditions are that (i) the maturity date has been extended to December 2009; (ii) the facility fee and certain interest rates payable on loans have been reduced; (iii) a utilization fee has been added for each day that facility usage exceeds 50% of the total facility; and (iv) the material adverse change condition has been removed with respect to drawdowns. Borrowings bear interest at the LIBOR rate plus a contractual spread based on U.S. Cellular's credit rating. At December 31, 2004, the contractual spread was 30 basis points (the one-month LIBOR rate was 2.4% at December 31, 2004). U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. Under certain circumstances, with less than two days' notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 5.25% at December 31, 2004). U.S. Cellular currently pays facility and administration fees at an aggregate annual rate of 0.11% of the total facility. These fees totaled $1.5 million in 2004, $0.7 million in 2003 and $0.5 million in 2002.

Until December 23, 2003, U.S. Cellular had a $500 million revolving credit facility with a group of banks. This credit facility was terminated on December 23, 2003 in connection with the amendment of U.S. Cellular's $325 million credit facility to $700 million. The terms of the revolving credit facility provided for borrowings with interest at the LIBOR rate plus a margin percentage based on U.S. Cellular's credit rating. Interest and principal were due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular paid facility and administration fees at an aggregate annual rate of 0.10% of the total $500 million facility. These fees totaled $0.5 million for the years ended December 31, 2003 and 2002.

Information concerning notes payable is shown in the table that follows:

Year Ended December 31,	2004	2003
(Dollars in thousands)		
Balance at end of year	$ 30,000	$ —
Weighted average interest rate at end of year	4.8%	—%
Maximum amount outstanding during the year	$100,000	$627,892
Average amount outstanding during the year[1]	$ 47,917	$491,960
Weighted average interest rate during the year[1]	2.1%	1.5%

(1) The average was computed based on month-end balances.

The financial covenants associated with TDS's and U.S. Cellular's lines of credit require that each company maintain certain debt-to-capital and interest coverage ratios. In addition, the financial covenants associated with revolving credit facilities and lines of credit of certain subsidiaries require that these subsidiaries maintain certain debt-to-capital and interest coverage ratios. The covenants of U.S. Cellular's revolving credit facility prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.

TDS's and U.S. Cellular's interest costs on its revolving credit facilities would increase if their credit ratings from either Standard & Poor's or Moody's were lowered. However, their credit facilities would not cease to be available solely as a result of a decline in their credit ratings. A downgrade in TDS's or U.S. Cellular's credit ratings could adversely affect their ability to renew existing, or obtain access to new, credit facilities in the future. Standard & Poor's currently rates both TDS and U.S. Cellular at A- with a Negative Outlook. Moody's currently rates both Baa1 with a Negative Outlook.

The maturity dates of certain of TDS's and U.S. Cellular's credit facilities would accelerate in the event of a change in control.

The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and represent certain matters at the time of each borrowing. On April 19, 2004 and December 22, 2004, TDS and U.S. Cellular announced that they would restate certain financial statements. The restatements resulted in defaults under the revolving credit agreements. TDS and U.S. Cellular were not in violation of any covenants that require TDS and U.S. Cellular to maintain certain financial ratios. TDS and U.S. Cellular did not fail to make any scheduled payments under such revolving credit agreements. TDS and U.S. Cellular received waivers from the lenders associated with the credit agreements under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements. As of December 31, 2004, TDS and U.S. Cellular are in compliance with all covenants and other requirements set forth in their revolving credit agreements.

15 LONG-TERM DEBT

Long-term debt is as follows:

December 31,	2004	2003
(Dollars in thousands)		
Telephone and Data Systems, Inc. (Parent)		
7.6% Series A notes, due in 2041	$ 500,000	$ 500,000
Medium-term notes, averaging 9.8%, 9.25% to 10.0% due 2021–2025	52,200	52,200
7.0% senior notes, maturing in 2006	200,000	200,000
Purchase contracts, averaging 6.0%, due through 2021	1,097	1,097
Total Parent	753,297	753,297
Subsidiaries		
U.S. Cellular		
6% zero coupon convertible debentures (Liquid Yield Options Notes), maturing in 2015	—	310,749
Unamortized discount	—	(153,090)
	—	157,659
6.7% senior notes maturing in 2033	544,000	444,000
Unamortized discount	(13,070)	(7,171)
	530,930	436,829
7.5% senior notes, maturing in 2034	330,000	—
7.25% senior notes, maturing in 2007	—	250,000
8.75% senior notes, maturing in 2032	130,000	130,000
Other, 9.0% due in 2009	10,000	13,000
TDS Telecom		
Rural Utilities Service, Rural Telephone Bank and Federal Financing Bank Mortgage notes, various rates averaging 5.7% in 2004 and 5.9% in 2003, due through 2035	234,147	251,697
Other long-term notes, various rates averaging 6.5% in 2004 and 6.8% in 2003, due through 2006	9,891	12,326
Other Subsidiaries		
Long-term notes and leases, 4.7% to 5.7%, due through 2009	15,121	13,817
Total Subsidiaries	1,260,089	1,265,328
Total Long-term debt	2,013,386	2,018,625
Less: Current portion of long-term debt	38,787	23,712
Total Long-term debt, excluding current portion	$1,974,599	$1,994,913

Telephone and Data Systems, Inc. (Parent)
The unsecured 7.6% Series A notes are due in 2041. Interest is payable quarterly. The notes are redeemable by TDS beginning December 2006 at 100% of the principal amount plus accrued and unpaid interest.

The unsecured medium-term notes mature at various times from 2021 to 2025. Interest is payable semi-annually. The medium-term notes may be redeemed by TDS at par value plus accrued but unpaid interest. As of December 31, 2004, medium-term notes aggregating $17.2 million and $35.0 million have initial redemption dates in 2005 and 2006, respectively. On December 15, 2004, TDS issued notice of its intent to redeem the $17.2 million of medium-term notes in 2005. This amount has been reclassified to current portion of long-term debt on the Balance Sheet as of December 31, 2004. TDS redeemed these notes on January 18, 2005 and February 10, 2005 at a price equal to the principal amount plus accrued interest to the redemption date. TDS redeemed medium-term notes aggregating $70.5 million in 2003. A loss of $0.8 million was recorded on the repurchase and retirement of $5.0 million of medium-term notes in 2003. The remaining medium-term notes were redeemed at par value in 2003.

The unsecured 7.0% senior notes are due August 2006. Interest is payable semi-annually. The notes are redeemable at any time at the option of TDS, at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.25%.

Subsidiaries – U.S. Cellular

In June 2004, U.S. Cellular issued $330 million in aggregate principal amount of unsecured 7.5% senior notes due June 15, 2034. Interest on the notes is payable quarterly. U.S. Cellular may redeem the notes, in whole or in part, at any time on and after June 17, 2009, at redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. The net proceeds from this offering, after deducting underwriting discounts, were approximately $319.6 million.

Also, in June 2004, U.S. Cellular issued $100 million in aggregate principal amount of unsecured 6.7% senior notes due December 15, 2033, priced to yield 7.21% to maturity. The net proceeds from this offering, after deducting underwriting discounts, were approximately $92.9 million. This was a further issuance of U.S. Cellular's 6.7% senior notes that were issued in December 2003, in the aggregate principal amount of $444 million.

The total net proceeds from the 7.5% and 6.7% senior note offerings completed in June 2004, after deducting underwriting discounts, were approximately $412.5 million. Of this amount, $163.3 million was used to redeem U.S. Cellular's Liquid Yield Option Notes, in July 2004, at accreted value. The balance of the net proceeds, together with borrowings under the revolving credit agreement, were used to redeem all $250 million of U.S. Cellular's 7.25% senior notes on August 16, 2004. No gain or loss was recognized as a result of such redemptions. However, U.S. Cellular wrote off $3.6 million of deferred debt expenses related to the redemption of long-term debt to other income (expense), net in the Statement of Operations in 2004.

In December 2003, U.S. Cellular sold $444 million of 6.7% senior notes due December 15, 2033, priced to yield 6.83% to maturity. Interest is paid semi-annually. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.30%. The proceeds were used to repay outstanding short-term debt.

In November 2002, U.S. Cellular sold $130 million of unsecured 8.75% senior notes due in November 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes beginning in 2007 at the principal amount plus accrued interest.

U.S. Cellular's $250 million, unsecured 7.25% senior notes were due 2007 and interest was payable semi-annually. U.S. Cellular redeemed the notes in August 2004 at the principal amount plus accrued interest.

On July 26, 2004, U.S. Cellular redeemed its Liquid Yield Option Notes at accreted value. The unsecured 6% yield to maturity zero coupon convertible redeemable notes were due in 2015. Each Liquid Yield Option Note was convertible at the option of the holder at any time at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 of note. Upon notice of conversion, U.S. Cellular had the option to deliver its Common Shares or cash equal to the market value of the Common Shares. U.S. Cellular had the option to redeem the Liquid Yield Option Notes for cash at the issue price plus accrued original issue discount through the date of redemption. Holders had the right to exercise their conversion option prior to the redemption date. There were no Liquid Yield Option Notes redeemed in 2003 and 2002.

Subsidiaries – TDS Telecom

TDS Telecom's Rural Utilities Service, Rural Telephone Bank and Federal Financing Bank Mortgage notes issued under certain loan agreements with the Rural Utilities Service, Rural Telephone Bank and Federal Financing Bank, agencies of the United States of America, are to be repaid in equal monthly or quarterly installments covering principal and interest beginning six months to three years after dates of issue and expiring through 2035. Substantially all telephone plant of the incumbent local exchange companies is pledged under Rural Utilities Service and Rural Telephone Bank mortgage notes and various other obligations of the telephone subsidiaries.

Consolidated

The annual requirements for principal payments on long-term debt, excluding amounts due on the forward contracts, are approximately $38.8 million, $222.9 million, $22.6 million, $22.5 million and $31.2 million for the years 2005 through 2009, respectively.

The covenants associated with TDS's long-term debt obligations, among other things, restrict TDS's ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; and sell, consolidate or merge assets. As of December 31, 2004, TDS was in compliance with all of the covenants of its debt obligations.

In addition, the covenants associated with long-term debt obligations of certain subsidiaries of TDS, among other things, restrict these subsidiaries' ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; sell, consolidate or merge assets, and pay dividends. As of December 31, 2004, TDS's subsidiaries were in compliance with all of the covenants of their debt obligations.

Forward Contracts

TDS maintains a portfolio of available-for-sale marketable equity securities, the majority of which are the result of sales or trades of non-strategic assets. During 2002, subsidiaries of TDS entered into forward contracts with counterparties in connection with its Deutsche Telekom, Vodafone and VeriSign marketable equity securities with proceeds aggregating $1,631.8 million. The principal amount of the forward contracts was accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. The following table summarizes certain facts surrounding the contracted securities, pledged as collateral for the forward contracts.

December 31,		2004	2003
Security	Shares	Loan Amount	
(Dollars in thousands)			
Deutsche Telekom	131,461,861	**$1,532,257**	$1,532,257
Unamortized debt discount		**(62,192)**	(78,177)
		1,470,065	1,454,080
Vodafone	12,945,915	**201,038**	201,038
VeriSign	2,361,333	**20,819**	20,819
Unamortized debt discount		**(2,278)**	(3,175)
		18,541	17,644
		$1,689,644	$1,672,762

The Deutsche Telekom forward contracts mature from May 2007 to August 2008. Contracts aggregating $1,094.3 million require quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 2.56% at December 31, 2004). Contracts aggregating $438.0 million are structured as zero coupon obligations with a weighted average effective interest rate of 4.4% per year. No interest payments are required for the zero coupon obligations during the contract period.

The Vodafone forward contracts mature in May and November 2007. The Vodafone forward contracts require quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 2.56% at December 31, 2004).

The VeriSign forward contract matures in May 2007 and is structured as a zero coupon obligation with an effective interest rate of 5.0% per year. TDS is not required to make interest payments during the contract period.

Forward contracts aggregating $738.7 million and $1,015.4 million mature in 2007 and 2008, respectively.

The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside limit is hedged at or above the accounting cost basis thereby eliminating the risk of an other-than-temporary loss being recorded on these contracted securities.

Under the terms of the forward contracts, subsidiaries of TDS and U.S. Cellular will continue to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature from May 2007 to August 2008 and, at TDS's and U.S. Cellular's option, may be settled in shares of the respective security or in cash, pursuant to formulas that "collar" the price of the shares. The collars effectively limit downside risk and upside potential on the contracted shares. The collars are typically adjusted for any changes in dividends on the contracted shares. If the dividend increases, the collar's upside potential is typically reduced. If the dividend decreases, the collar's upside potential is typically increased. If TDS and U.S. Cellular elect to settle in shares, they will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, TDS and U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. If TDS and U.S. Cellular elect to settle in cash, they will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. TDS and U.S. Cellular have provided guarantees to the counterparties which provide assurance that all principal and interest amounts are paid by its consolidated subsidiaries upon settlement of the contracts.

TDS and U.S. Cellular are required to comply with certain covenants under the forward contracts. On April 19, 2004 and December 22, 2004, TDS and U.S. Cellular announced that they expected to restate certain financial statements. The restatements resulted in defaults under certain of the forward contracts. TDS and U.S. Cellular were not in violation of any covenants that require TDS and U.S. Cellular to maintain certain financial ratios. TDS and U.S. Cellular did not fail to make any scheduled payments under such forward contracts. TDS and U.S. Cellular received waivers from the counterparty to such forward contracts under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatement. As of December 31, 2004, TDS and U.S. Cellular are in compliance with all covenants and other requirements set forth in the forward contracts.

16 FINANCIAL INSTRUMENTS AND DERIVATIVES

Financial Instruments

Financial instruments are as follows:

December 31,	2004		2003	
	Book Value	**Fair Value**	Book Value	Fair Value
(Dollars in thousands)				
Cash and cash equivalents	**$1,168,581**	**$1,168,581**	$ 937,651	$ 937,651
Current portion of long-term debt	**38,787**	**38,787**	23,712	23,712
Notes payable	**30,000**	**30,000**	—	—
Long-term debt	**1,974,599**	**1,983,826**	1,994,913	2,090,446
Forward contracts	**1,689,644**	**1,691,101**	1,672,762	1,679,450
Preferred shares	**$ 3,864**	**$ 3,249**	$ 3,864	$ 3,151

The carrying amounts of cash and cash equivalents, the current portion of long-term debt and notes payable approximate fair value due to the short-term nature of these financial instruments. The fair value of TDS's long-term debt was estimated using market prices for the 7.6% Series A notes, the 7.0% senior notes, the 6.7% senior notes, the 7.5% senior notes, the 8.75% senior notes and the 6% zero coupon convertible debentures, and discounted cash flow analysis for the remaining debt. The carrying amounts of the variable rate forward contracts approximates fair value due to the repricing of the instruments on a quarterly basis. The fair value of the zero coupon forward contracts was determined using discounted cash flow analysis.

Derivatives

During 2002, subsidiaries of TDS entered into forward contracts in connection with its Deutsche Telekom, Vodafone and VeriSign marketable equity securities. The principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. The following table summarizes the shares contracted and the downside limit and upside potential.

December 31, 2004 Security	Shares	Downside Limit (Floor)	Upside Potential (Ceiling)
VeriSign	2,361,333	$ 8.82	$11.46
Vodafone	12,945,915	$15.07–$16.07	$20.01–$22.60
Deutsche Telekom	131,461,861	$10.74–$12.41	$14.21–$17.17

The forward contracts for the forecasted transactions and hedged items are designated as cash flow or fair value hedges and recorded as assets or liabilities on the balance sheet at their fair value. The fair value of the derivative instruments is determined using the Black-Scholes model.

The Deutsche Telekom and Vodafone forward contracts are designated as cash flow hedges, where changes in the forward contract's fair value are recognized in accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. If the delivery of the contracted shares does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. No components of the forward contracts are excluded in the measurement of hedge effectiveness. The critical terms of the forward contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the forward contracts are anticipated to be effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings for the years ended December 31, 2004 and 2003.

With regard to the forward contracts on the Vodafone shares and the Deutsche Telekom shares, transactions being accounted for as cash flow hedges, management has evaluated the expected timing of the hedged forecasted transactions to deliver the underlying shares to settle the forward contracts, and believes that these forecasted transactions are probable of occurring in the periods specified in the related hedge documentation or within an additional two-month period of time thereafter.

The VeriSign forward contract is designated as a fair value hedge, where effectiveness of the hedge is assessed based upon the intrinsic value of the underlying options. The intrinsic value of the forward contract is defined as the difference between the applicable option strike price and the market value of the contracted shares on the balance sheet date. Changes in the intrinsic value of the options are expected to be perfectly effective at offsetting changes in the fair value of the hedged item. Changes in the intrinsic value of the options are recognized in accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. Changes in the time value of the options are excluded from the effectiveness assessment and are recognized in earnings each period. Changes in the time value of the options aggregating a $2.2 million gain and $3.5 million loss for the years ended December 31, 2004 and 2003, respectively, were included in the Statement of Operations caption other income (expense).

TDS reported a derivative liability of $1,210.5 million and $712.3 million at December 31, 2004 and 2003, respectively. These amounts are included in the Balance Sheet caption deferred liabilities and credits.

17 MINORITY INTEREST IN SUBSIDIARIES

The following table summarizes the minority shareholders' and partners' interests in the equity of consolidated subsidiaries.

December 31,	**2004**	2003
(Dollars in thousands)		
U.S. Cellular		
Public shareholders	**$466,624**	$439,838
Subsidiaries' partners and shareholders	**32,682**	51,430
	499,306	491,268
Other minority interests	**—**	11,434
	$499,306	$502,702

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. U.S. Cellular's primary repurchase program expired in December 2003. U.S. Cellular may use repurchased shares to fund acquisitions, for the conversion of debt and for other corporate purposes. U.S. Cellular repurchased no shares during 2003.

The Board of Directors of U.S. Cellular has also authorized the repurchase of a limited amount of its common shares on a quarterly basis, primarily for use in the employee benefit plans. In 2004 U.S. Cellular repurchased 91,700 U.S. Cellular Common Shares under this authorization for an aggregate purchase price of $3.9 million representing an average per share price of $42.62 including commissions. U.S. Cellular repurchased no shares in 2003.

Under SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," certain minority interests in consolidated entities with finite lives may meet the standard's definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and remeasurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity's organization agreement assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the "settlement value"). TDS's consolidated financial statements include such minority interests that meet the standard's definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLCs"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and TDS in accordance with the respective partnership and LLC agreements. The termination dates of TDS's mandatorily redeemable minority interests range from 2042 to 2100.

The settlement value of TDS's mandatorily redeemable minority interests was estimated to be $108.9 million at December 31, 2004 and $86.7 million at December 31, 2003. This represents the estimated amount of cash that would be due and payable to settle minority interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2004 and 2003, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FASB Staff Position ("FSP") No. FAS 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." TDS has no current plans or intentions to liquidate any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and LLCs at December 31, 2004 and 2003 was $30.6 million and $26.8 million, respectively, and is included in the Balance Sheet caption minority interest in subsidiaries. The excess of the aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests of $78.3 million and $59.9 million, respectively, was primarily due to the unrecognized appreciation of the minority-interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the minority-interest holders' share, nor TDS's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements under GAAP. The estimate of settlement value was based on certain factors and assumptions. Change in those factors and assumptions could result in a materially larger or smaller settlement amount.

18 PREFERRED SHARES

The holders of outstanding Preferred Shares are entitled to one vote per share. TDS had 38,645 Preferred Shares ($100 per share stated value) authorized, issued and outstanding at December 31, 2004 and 2003, 30,000 of which are redeemable at the option of TDS at $100 per share plus accrued and unpaid dividends beginning in 2007. At December 31, 2004 and 2003, 30,000 Preferred Shares were convertible into 54,540 TDS Common Shares, at the option of the holder. Preferred Shares totaling 8,228 are redeemable at the option of TDS for 4.35 U.S. Cellular common shares or equivalent value in cash or TDS Common Shares. The remaining Preferred Shares are not redeemable. The average dividend rate was $5.23 per share in 2004 and 2003.

The following is a schedule of Preferred Shares activity.

Year Ended December 31,	**2004**	2003	2002
(Dollars in thousands)			
Balance, beginning of year	**$3,864**	$ 6,954	$7,442
Less:			
Conversion of preferred	**—**	(2,940)	(122)
Redemption of preferred	**—**	(150)	(366)
Balance, end of year	**$3,864**	$ 3,864	$6,954

19 COMMON STOCKHOLDERS' EQUITY

Common Stock

The holders of Common Shares are entitled to one vote per share. The holders of Series A Common Shares are entitled to ten votes per share. Series A Common Shares are convertible, on a share for share basis, into Common Shares. TDS has reserved 6,421,000 Common Shares at December 31, 2004, for possible issuance upon such conversion. See Note 24 – Subsequent Events for discussion of the potential increase in Special Common Shares authorized and the potential use of Special Common Shares.

The following table summarizes the number of Common and Series A Common Shares outstanding.

(Shares in thousands)	Common Shares	Treasury Shares	Net Common Shares Outstanding	Series A Common Shares
Balance				
December 31, 2001	55,659	(3,868)	51,791	6,778
Conversion of Series A Common Shares	189	—	189	(189)
Dividend reinvestment, incentive and compensation plans	8	65	73	13
Other	13	4	17	—
Conversion of Preferred Shares	6	—	6	—
Balance				
December 31, 2002	55,875	(3,799)	52,076	6,602
Repurchase of Common Shares	—	(1,961)	(1,961)	—
Conversion of Series A Common Shares	187	—	187	(187)
Dividend reinvestment, incentive and compensation plans	66	65	131	25
Other	—	7	7	—
Conversion of Preferred Shares	154	—	154	—
Balance				
December 31, 2003	56,282	(5,688)	50,594	6,440
Repurchase of Common Shares	**—**	**(215)**	**(215)**	**—**
Conversion of Series A Common Shares	**37**	**—**	**37**	**(37)**
Dividend reinvestment, incentive and compensation plans	**58**	**537**	**595**	**17**
Other	**—**	**4**	**4**	**1**
Conversion of Preferred Shares	**—**	**—**	**—**	**—**
Balance				
December 31, 2004	**56,377**	**(5,362)**	**51,015**	**6,421**

Common Share Repurchase Program

The Board of Directors of TDS from time to time has authorized the repurchase of TDS Common Shares. In February 2003, the Board of Directors authorized the repurchase of up to 3.0 million TDS Common Shares through February 2006. As of December 31, 2004, TDS has repurchased 2,175,700 Common Shares under this authorization, leaving 824,300 shares available for repurchase under the authorization. Share repurchases may be made from time to time on the open market or at negotiated prices in private transactions. TDS may use repurchased shares to fund acquisitions and for other corporate purposes.

In 2004, TDS repurchased 214,800 Common Shares for an aggregate purchase price of $14.9 million, representing an average per share price of $69.15 including commissions. In 2003, TDS repurchased 1,960,900 Common Shares for an aggregate purchase price of $92.4 million, representing an average per share price of $47.10 including commissions. No shares were repurchased in 2002. TDS reissued 541,000 Common Shares in 2004, 72,000 in 2003 and 69,000 in 2002 primarily for incentive and compensation plans.

Accumulated Other Comprehensive Income

The cumulative balance of unrealized gains (losses) on securities and derivative instruments and related income tax effects included in accumulated other comprehensive income are as follows:

Year Ended December 31, (Dollars in thousands)	2004	2003
Marketable Equity Securities		
Balance, beginning of year	**$ 738,120**	$ 241,288
Add (deduct):		
Unrealized gains on marketable equity securities	**626,609**	829,083
Income tax (expense)	**(244,558)**	(323,828)
	382,051	505,255
Equity method unrealized gains (losses)	**135**	(489)
Minority share of unrealized (gains) losses	**(2,584)**	(8,019)
Net unrealized gains	**379,602**	496,747
Recognized losses on marketable equity securities	**40**	168
Income tax (benefit)	**(16)**	(62)
	24	106
Minority share of recognized (losses)	**—**	(21)
Net recognized losses from marketable equity securities included in net income	**24**	85
Net change in unrealized gains (losses) on marketable equity securities in comprehensive income	**379,626**	496,832
Balance, end of year	**$1,117,746**	$ 738,120
Derivative Instruments		
Balance, beginning of year	**$ (441,300)**	$ (49,584)
Add (deduct):		
Unrealized loss on derivative instruments	**(500,086)**	(650,586)
Income tax benefit	**195,439**	253,774
	(304,647)	(396,812)
Minority share of unrealized losses	**1,706**	5,096
Net change in unrealized gains (losses) on derivative instruments included in comprehensive income	**(302,941)**	(391,716)
Balance, end of year	**$ (744,241)**	$(441,300)
Accumulated Other Comprehensive Income		
Balance, beginning of year	**$ 296,820**	$ 191,704
Net change in marketable equity security	**379,626**	496,832
Net change in derivative instruments	**(302,941)**	(391,716)
Net change in unrealized gains (losses) included in comprehensive income	**76,685**	105,116
Balance, end of year	**$ 373,505**	$ 296,820

20 DIVIDEND REINVESTMENT, INCENTIVE AND COMPENSATION PLANS

The following table summarizes Common and Series A Common Shares issued, including reissued Treasury Shares, for the employee stock purchase plans and dividend reinvestment plans described below.

Year Ended December 31,	2004	2003
Common Shares		
Dividend reinvestment plan	**58,000**	66,000
Employee stock purchase plan	**19,000**	16,000
Stock-based compensation plans	**518,000**	49,000
	595,000	131,000
Series A Common Shares		
dividend reinvestment plan	**17,000**	25,000

Tax-Deferred Savings Plan

TDS had reserved 45,000 Common Shares at December 31, 2004, for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions and TDS's contributions in a TDS Common Share fund, a U.S. Cellular Common Share fund or certain unaffiliated funds.

Dividend Reinvestment Plans

TDS had reserved 295,000 Common Shares at December 31, 2004, for issuance under the Automatic Dividend Reinvestment and Stock Purchase Plan and 79,000 Series A Common Shares for issuance under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enable holders of TDS's Common Shares and Preferred Shares to reinvest cash dividends in Common Shares and holders of Series A Common Shares to reinvest cash dividends in Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS's Common Shares on the American Stock Exchange for the ten trading days preceding the date on which the purchase is made.

Employee Stock Purchase Plan

TDS had reserved 221,000 Common Shares at December 31, 2004, under the 2003 Employee Stock Purchase Plan, which will terminate on December 31, 2008. The plan became effective April 1, 2003, and provides for eligible employees of TDS and its subsidiaries to purchase a limited number of TDS Common Shares on a quarterly basis. The per share cost to each participant is at 85% of the market value of the Common Shares as of the issuance date.

Stock-Based Compensation Plans

TDS accounts for stock options, restricted stock awards and employee stock purchase plans under APB Opinion No. 25. No compensation costs have been recognized for options granted in 2004. TDS recorded compensation expense of $0.3 million on 53,000 options granted in 2003. No compensation costs have been recognized for the remaining 615,000 options granted in 2003. No compensation costs have been recognized for the stock option plans in 2002 and employee stock purchase plans in 2004, 2003 and 2002. Compensation costs were recognized for restricted stock awards as expenses in the Statement of Operations.

TDS had reserved 4,255,000 Common Shares at December 31, 2004, for options granted and to be granted to key employees. TDS has established certain plans that provide for the grant of stock options to officers and employees. The options are exercisable over a specified period not in excess of ten years. Options vest from three months to four years from the date of grant. The options expire from 2005 to 2014 or three months after the date of the employee's termination of employment, if earlier. Employees who leave at the age of retirement have one year within which to exercise their stock options.

A summary of the status of TDS stock option plans at December 31, 2004, 2003 and 2002 and changes during the years then ended is presented in the table and narrative that follows:

	Number of Shares	Weighted Average Option Prices	Weighted Average Black-Scholes Values of Option Grants
Stock options:			
Outstanding December 31, 2001			
(1,031,000 exercisable)	1,391,000	$ 80.37	
Granted	467,000	$ 59.32	$ 22.62
Exercised	(41,000)	$ 43.03	
Canceled	(20,000)	$107.25	
Outstanding December 31, 2002			
(1,355,000 exercisable)	1,797,000	$ 75.24	
Granted	668,000	$ 45.80	$ 17.24
Exercised	(49,000)	$ 43.51	
Canceled	(63,000)	$ 82.66	
Outstanding December 31, 2003			
(1,762,000 exercisable)	2,353,000	$ 67.32	
Granted	**547,000**	**$ 65.98**	**$25.73**
Exercised	**(518,000)**	**$ 49.08**	
Canceled	**(51,000)**	**$ 77.07**	
Outstanding December 31, 2004			
(1,791,000 exercisable)	**2,331,000**	**$ 70.76**	

At December 31, 2004, 1,791,000 options were exercisable, have exercise prices between $33.87 and $127.00 and a weighted average exercise price of $75.04. The weighted average exercise price of options exercisable at December 31, 2003 and 2002 was $70.68 and $72.09, respectively.

The following table provides certain details concerning TDS stock options outstanding at December 31, 2004:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (Years)
$ 33.87–$ 49.99	583,000	$ 42.63	5.7
$ 50.00–$ 74.99	1,067,000	$ 62.18	8.4
$ 75.00–$ 99.99	166,000	$ 98.36	6.4
$100.00–$127.00	515,000	$111.44	5.5

The following table provides certain details concerning TDS stock options exercisable at December 31, 2004:

Range of Exercise Prices	Stock Options Exercisable	Weighted Average Exercise Price
$ 33.87–$49.99	373,000	$ 42.37
$ 50.00–$74.99	737,000	$ 60.86
$ 75.00–$99.99	166,000	$ 98.36
$100.00–$127.00	515,000	$111.44

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 4.5%, 3.7% and 4.2%; expected dividend yields of 1.0%, 1.4% and 1.3%; expected lives of 7.3 years, 8.6 years and 8.6 years, and expected volatility of 31.8%, 31.7% and 29.9%.

U.S. Cellular has granted key employees restricted shares of stock that fully vest after three years. The number of shares granted were 86,000, 142,000 and 87,000 in the years 2004, 2003 and 2002, respectively. The weighted-average values of the shares granted were $38.65, $23.70 and $39.71 in 2004, 2003 and 2002, respectively. The expenses included in operating income due to grants of restricted shares were $4.2 million, $2.8 million and $1.6 million in 2004, 2003 and 2002, respectively.

U.S. Cellular has established stock option plans that provide for the grant of stock options to officers and employees and has reserved 6,256,000 Common Shares at December 31, 2004 for options granted and to be granted to key employees. The options under the plan are exercisable from the date of vesting through 2005 to 2014, or 30 days following the date of the employee's termination of employment, if earlier.

A summary of the status of U.S. Cellular's stock option plans at December 31, 2004, 2003 and 2002 and changes during the years then ended is presented in the table and narrative as follows:

	Number of Shares	Weighted Average Option Prices	Weighted Average Black-Scholes Values of Option Grants
Stock options:			
Outstanding December 31, 2001			
(200,000 exercisable)	884,000	$ 50.42	
Granted	869,000	$ 38.80	$ 19.74
Exercised	(9,000)	$ 29.45	
Canceled	(201,000)	$ 47.17	
Outstanding December 31, 2002			
(336,000 exercisable)	1,543,000	$ 45.15	
Granted	1,435,000	$ 23.85	$ 10.99
Exercised	(2,000)	$ 24.37	
Canceled	(448,000)	$ 40.18	
Outstanding December 31, 2003			
(496,000 exercisable)	2,528,000	$ 33.87	
Granted	**796,000**	**$ 37.46**	**$16.27**
Exercised	**(220,000)**	**$ 27.26**	
Canceled	**(248,000)**	**$ 32.97**	
Outstanding December 31, 2004			
(883,000 exercisable)	**2,856,000**	**$ 35.44**	

At December 31, 2004, 883,000 stock options were exercisable, have exercise prices between $23.61 and $73.31 and a weighted average exercise price of $41.33. The weighted average exercise price of options exercisable at December 31, 2003 and 2002, was $46.22 and $46.71, respectively.

The following table provides certain details concerning U.S. Cellular stock options outstanding at December 31, 2004:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (Years)
$23.20–$36.99	1,405,000	$26.04	8.2
$37.00–$49.99	1,221,000	$40.60	7.9
$50.00–$73.31	230,000	$65.76	4.8

The following table provides certain details concerning U.S. Cellular stock options exercisable at December 31, 2004:

Range of Exercise Prices	Stock Options Exercisable	Weighted Average Exercise Price
$23.61–$36.99	275,000	$25.53
$37.00–$49.99	452,000	$42.50
$50.00–$73.31	156,000	$66.23

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 3.6%, 3.7% and 4.6%; expected dividend yield of zero for all years; expected lives of 6.6 years, 9.3 years and 9.4 years, and expected volatility of 36.0%, 29.4% and 39.4%.

21 EMPLOYEE BENEFIT PLANS

Pension Plan

TDS sponsors a qualified noncontributory defined contribution pension plan. The plan provides benefits for the employees of TDS Corporate, TDS Telecom and U.S. Cellular. Under this plan, pension costs are calculated separately for each participant and are funded currently. Total pension costs were $12.3 million, $12.1 million and $11.0 million in 2004, 2003 and 2002, respectively.

TDS also sponsors an unfunded nonqualified deferred supplemental executive retirement plan to supplement the benefits under the plan to offset the reduction of benefits caused by the limitation on annual employee compensation under the tax laws.

Other Post-Retirement Benefits

TDS sponsors two defined benefit post-retirement plans that cover most of the employees of TDS Corporate, TDS Telecom and the subsidiaries of TDS Telecom. One plan provides medical benefits and the other provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted annually. The medical plan anticipates future cost sharing changes that reflect TDS's intent to increase retiree contributions as a portion of total cost.

Total accumulated contributions to fund the costs of future retiree medical benefits are restricted to an amount not to exceed 25 percent of the total accumulated contributions to the pension trust. An additional contribution equal to a reasonable amortization of the past service cost may be made without regard to the 25 percent limitation.

The following table reconciles the beginning and ending balances of the benefit obligation and the fair value of plan assets for the other post-retirement benefit plans.

December 31,	2004	2003
(Dollars in thousands)		
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 43,154**	$ 36,007
Service cost	**2,362**	1,676
Interest cost	**2,674**	2,480
Acquisitions	**—**	2,581
Amendments	**(4,425)**	(6,448)
Actuarial loss	**4,764**	8,197
Benefits paid	**(2,265)**	(1,339)
Special termination benefits[1]	**616**	—
Benefit obligation at end of year	**46,880**	43,154
Change in plan assets		
Fair value of plan assets at beginning of year	**16,442**	14,659
Actual return on plan assets	**2,084**	3,076
Employer contribution	**7,018**	46
Benefits paid	**(2,265)**	(1,339)
Fair value of plan assets at end of year	**23,279**	16,442
Funded status	**(23,601)**	(26,712)
Unrecognized net actuarial loss	**24,281**	20,444
Unrecognized prior service cost	**(10,989)**	(7,278)
(Accrued) benefit cost	**$(10,309)**	$(13,546)

(1) Due to an early retirement incentive program that was offered to certain employees at TDS Telecom during 2003.

Net periodic benefit cost for the years ended December 31, 2004, 2003 and 2002 includes the following components.

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)			
Service cost	**$ 2,362**	$ 1,676	$ 1,249
Interest cost on accumulated post-retirement benefit obligation	**2,674**	2,480	1,967
Expected return on plan assets	**(1,776)**	(1,197)	(1,487)
Amortization of:			
Unrecognized prior service cost[1]	**(715)**	(128)	(128)
Unrecognized net loss (gain)[2]	**949**	494	—
Net post-retirement (income) cost	**$ 3,494**	$ 3,325	$ 1,601

(1) Based on straight-line amortization over the average time remaining before active employees become fully eligible for plan benefits.

(2) Based on straight-line amortization over the average time remaining before active employees retire.

The following assumptions were used to determine benefit obligations and net periodic benefit cost.

December 31,	2004	2003
Discount rate	**5.75%**	6.25%
Expected return on plan assets	**8.5%**	8.5%

The measurement date for actuarial determination was December 31, 2004. For measurement purposes, a 12.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 and 2003. The 2004 annual rate of increase is expected to reduce to 10.9% in 2005 and then decrease to 5.25% by 2010, while the 2003 annual rate of increase was expected to remain at 12.0% in 2004 and then decrease to 5.25% by 2010.

The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase or decrease in assumed health care cost trend rates would have the following effects.

	One Percentage Point	
	Increase	Decrease
(Dollars in thousands)		
Effect on total of service and interest cost components	$1,267	$(1,011)
Effect on post-retirement benefit obligation	$9,481	$(7,912)

The following table describes how plan assets are invested.

Investment Category	Target Asset Allocation	Allocation of Plan Assets At December 31, 2004	2003
U.S. Equities	50%	**49.8%**	49.7%
International Equities	15%	**15.1%**	15.1%
Debt Securities	35%	**35.1%**	35.2%

The post-retirement benefit fund engages multiple asset managers to ensure proper diversification of the investment portfolio within each asset category. The investment objective is to exceed the rate of return of a performance index comprised of 50% Wilshire 5000 Stock Index, 15% MSCI World (excluding U.S.) Stock Index, and 35% Lehman Brothers Aggregate Bond Index. Historical average annual rates of return for this index exceed 8.5%, the expected rate of return used for planning.

The post-retirement benefit fund does not hold any debt or equity securities issued by TDS, U.S. Cellular or any related parties.

TDS is not required to set aside current funds for its future retiree health and life insurance benefits. The decision to contribute to the plan assets is based upon several factors, including the funded status of the plan, market conditions, alternative investment opportunities, tax benefits and other circumstances. TDS expects to fund $5.3 million in 2005 for the 2004 contribution to the plan.

The following estimated future benefit payments, which reflect expected future service, are expected to be paid:

Year	Post-retirement Insurance Paid
(Dollars in thousands)	
2005	$ 2,087
2006	1,871
2007	1,824
2008	1,905
2009	2,003
2010-2014	$11,289

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act expands Medicare coverage, primarily by adding a prescription drug benefit for Medicare-eligible participants starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligible participants with a range of options for coordinating with the new government-sponsored program to potentially reduce employers' costs. These options include supplementing the government program on a secondary payor basis or accepting a direct subsidy from the government to support a portion of the cost of the employer's program.

TDS has reviewed the impact of the Act on the TDS retiree medical plan, and has concluded that the plan is not expected to provide benefits which are the actuarial equivalent of the standard Medicare Part D benefit. Therefore, TDS would not be eligible to receive the federal subsidy offered under the Act.

The FASB published guidance on the accounting for the government subsidy in FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," that is effective beginning July 1, 2004. As a result of the conclusion that the plan is not expected to qualify for the federal subsidy, TDS believes that the effect of the Act on the TDS retiree medical plan is not a significant event pursuant to paragraph 73 of SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," and TDS did not remeasure plan assets and obligations as of the effective date of FSP 106-2.

TDS intends to clarify the plan's design to advise participants that all retiree benefits will be coordinated with Medicare. The effects of this plan clarification will be recognized in future periods after the changes are implemented and communicated to employees.

22 COMMITMENTS AND CONTINGENCIES

Capital Expenditures

U.S. Cellular's anticipated capital expenditures for 2005 primarily reflect plans for construction, system expansion and the buildout of certain of its personal communication service licensed areas. U.S. Cellular plans to finance its construction program using internally generated cash and short-term financing. U.S. Cellular's estimated capital spending for 2005 is $570 million to $610 million. These expenditures primarily address the following needs:

- Expand and enhance U.S. Cellular's coverage in its service areas.
- Provide additional capacity to accommodate increased network usage by current customers.
- Enhance U.S. Cellular's retail store network and office systems.

U.S. Cellular's overlay of its previously utilized technologies, primarily Time Division Multiple Access ("TDMA"), with Code Division Multiple Access ("CDMA-1XRTT") technology was completed in 2004. U.S. Cellular will utilize CDMA-1XRTT technology in building out the licenses it has acquired and expects to acquire in the future from AT&T Wireless.

While U.S. Cellular does not expect a significant portion of its capital spending in 2005 to be related to the buildout of newly acquired licensed areas, it does expect that capital spending related to these areas could be significant in 2006 and over the following several years.

TDS Telecom's estimated capital spending for 2005 is $150 million to $165 million. The incumbent local exchange companies are expected to spend $120 million to $130 million to provide for normal growth and to upgrade plant and equipment to provide enhanced services. The competitive local exchange companies are expected to spend $30 million to $35 million primarily to build switching and transmission facilities to meet the needs of a growing customer base. TDS Telecom plans to finance its construction program using primarily internally generated cash.

TDS Telecom currently has three Fiber-to-the-Premises trials underway. First is a complete fiber build-out of a large subdivision in one of the incumbent local exchange carrier markets. Second is a combination Fiber-to-the-Premises overbuild and asymmetric digital subscriber line deployment in one of the existing incumbent local exchange carrier markets. Lastly is a Fiber-to-the-Premises overbuild in a Regional Bell Operating Company market where TDS Telecom is currently a competitive local exchange carrier. The capital spending guidance provided above includes the impact of these projects that relates to 2005.

Lease Commitments

TDS and its subsidiaries have leases for certain plant facilities, office space, retail sites, cell sites and data processing equipment, most of which are classified as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured are included in determining the lease term. For the years 2004, 2003 and 2002, rent expense for noncancelable, long-term leases was $117.6 million, $99.1 million and $68.2 million, respectively, and rent expense under cancelable, short-term leases was $11.5 million, $3.5 million and $14.2 million, respectively. Rental revenue totaled $12.8 million, $10.0 million and $8.5 million in 2004, 2003 and 2002, respectively. At December 31, 2004, the aggregate minimum rental payments required and rental receipts expected under noncancelable, long-term operating leases were as follows:

(Dollars in thousands)	Minimum Future Rental Payments	Minimum Future Rental Receipts
2005	$ 96,850	$11,492
2006	84,100	9,267
2007	68,187	7,172
2008	54,390	5,753
2009	38,715	3,584
Thereafter	$205,397	$ 3,566

Indemnifications

TDS enters into agreements in the normal course of business that provide for indemnification of counterparties. These include certain asset sales and financings with other parties. The term of the indemnification varies by agreement. The events or circumstances that would require TDS to perform under these indemnities are transaction specific; however, these agreements may require TDS to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. TDS is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, TDS has not made any significant indemnification payments under such agreements.

TDS is party to an indemnity agreement with T-Mobile USA, Inc. ("T-Mobile") regarding certain contingent liabilities at Aerial Communications, Inc. ("Aerial") for the period prior to Aerial's merger with VoiceStream Wireless. At December 31, 2004, TDS has recorded liabilities of $9.3 million relating to this indemnity.

Legal Proceedings

TDS is involved in legal proceedings before the Federal Communications Commission and various state and federal courts from time to time. Management does not believe that any of such proceedings will have a materially adverse impact on the financial position, results of operations or cash flows of TDS.

23 DISCONTINUED OPERATIONS

TDS is party to an indemnity agreement with T-Mobile (formerly known as VoiceStream Wireless) regarding certain contingent liabilities at Aerial Communications for the period prior to Aerial's merger into VoiceStream Wireless Corporation in 2000. In 2004, TDS recorded a gain of $10.2 million ($6.4 million, net of income tax benefit of $3.8 million), or $0.11 per diluted share for a reduction in the indemnity accrual. The accrual was reduced due to favorable outcomes of federal and state tax audits which reduced the potential indemnity obligation, recorded as discontinued operations in the Statements of Operations.

During 2003, it was estimated that the indemnity for certain contingent liabilities would be greater than previously provided. TDS took an additional charge of $2.8 million ($1.6 million, net of income tax expense of $1.2 million), or $(0.03) per diluted share with respect to the additional liability, recorded as discontinued operations in the Statements of Operations.

24 SUBSEQUENT EVENTS

U.S. Cellular is a limited partner in Carroll Wireless, L.P. ("Carroll Wireless"), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on spectrum which was available only to companies that fall under the FCC definition of "designated entities," which are small businesses that have a limited amount of assets. Carroll Wireless was a successful bidder for 17 licensed areas in Auction 58, which ended on February 15, 2005. These 17 licensed areas cover portions of 11 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

On March 4, 2005, Carroll Wireless increased the amount on deposit with the FCC to approximately $26 million and filed an application with the FCC seeking a grant of the subject licenses. The aggregate amount due to the FCC for the 17 licenses is $129.9 million, net of all bidding credits to which Carroll Wireless is entitled as a designated entity. U.S. Cellular consolidates Carroll Wireless for financial reporting purposes, pursuant to the guidelines of FIN 46R, as U.S. Cellular anticipates absorbing a majority of Carroll Wireless' expected gains or losses.

Carroll Wireless is in the process of developing its long-term business and financing plans. As of March 4, 2005, U.S. Cellular has made capital contributions and advances to Carroll Wireless and/or its general partner of approximately $26 million. Pending finalization of Carroll Wireless' permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may make capital contributions and advances to Carroll Wireless and/or its general partner of up to $130 million to fund the payments to the FCC and additional working capital.

On February 17, 2005, the TDS Board of Directors (the "TDS Board") unanimously approved a proposal (the "Special Common Share Proposal"), to be submitted to TDS shareholders at a special meeting of shareholders of TDS scheduled for April 11, 2005, to approve an amendment (the "Amendment") to the Restated Certificate of Incorporation of TDS to increase the authorized number of Special Common Shares of TDS from 20,000,000 to 165,000,000.

On February 17, 2005, the TDS Board also approved a distribution of one Special Common Share in the form of a stock dividend with respect to each outstanding Common Share and Series A Common Share of TDS (the "Distribution"), which is expected to be effective May 13, 2005 to shareholders of record on April 29, 2005, subject to the approval of the Special Common Share Proposal by shareholders, the effectiveness of the Amendment, and certain other conditions.

Following approval and effectiveness of the Special Common Share Proposal, at some time in the future TDS may possibly offer to issue Special Common Shares in exchange for all of the Common Shares of U.S. Cellular that are not owned by TDS (a "Possible U.S. Cellular Transaction"). TDS currently owns approximately 82% of the shares of common stock of U.S. Cellular. A Possible U.S. Cellular Transaction would cause U.S. Cellular to become a wholly owned subsidiary of TDS. TDS has set no time frame for a Possible U.S. Cellular Transaction and there are no assurances that a transaction will occur.

25 BUSINESS SEGMENT INFORMATION

TDS conducts substantially all of its wireless telephone operations through its 82.0%-owned subsidiary, U.S. Cellular. At December 31, 2004, U.S. Cellular provided cellular telephone service in 27 states to 4.9 million customers. TDS conducts its wireline telephone operations through its wholly owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom"). TDS Telecom provides service through local telephone operations, or incumbent local exchange carrier companies and through competitive local exchange carrier companies. At December 31, 2004, TDS Telecom operated 111 incumbent local exchange telephone companies serving 730,400 equivalent access lines in 28 states, and a competitive local exchange carrier serving 426,800 equivalent access lines in five states.

U.S. Cellular and TDS Telecom are billed for all services they receive from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and TDS Telecom and on allocations of common expenses. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular and TDS Telecom are reflected in the accompanying business segment information on a basis that is representative of what they would have been if U.S. Cellular and TDS Telecom operated on a stand-alone basis.

Financial data for TDS's business segments for each of the years ended December 31, 2004, 2003 and 2002 are as follows:

		TDS Telecom			
Year Ended or at December 31, 2004	U.S. Cellular	ILEC	CLEC	All Other[1]	Total
(Dollars in thousands)					
Operating revenues	**$2,837,619**	**$ 658,522**	**$ 228,692**	**$ (4,444)**	**$ 3,720,389**
Cost of services and products	**1,050,021**	**164,824**	**91,983**	**(2,657)**	**1,304,171**
Selling, general and administrative expense	**1,122,700**	**174,951**	**125,103**	**(1,787)**	**1,420,967**
Operating income before depreciation, amortization and accretion and loss on assets held for sale and impairments[2]	**664,898**	**318,747**	**11,606**	**—**	**995,251**
Depreciation, amortization and accretion expense	**497,942**	**131,665**	**38,349**	**—**	**667,956**
Loss on impairment of intangible assets	**—**	**—**	**29,440**	**—**	**29,440**
(Gain) loss on assets held for sale	**(10,806)**	**—**	**—**	**—**	**(10,806)**
Loss on impairment of long-lived assets	**—**	**—**	**87,910**	**—**	**87,910**
Operating income (loss)	**177,762**	**187,082**	**(144,093)**	**—**	**220,751**
Significant noncash items:					
Investment income	**68,481**	**958**	**—**	**184**	**69,623**
Gain (loss) on investments	**24,436**	**12,909**	**—**	**(491)**	**36,854**
Marketable equity securities	**282,829**	**—**	**—**	**3,115,975**	**3,398,804**
Investment in unconsolidated entities	**162,764**	**19,721**	**—**	**24,278**	**206,763**
Total assets	**5,181,868**	**1,777,139**	**154,184**	**3,880,650**	**10,993,841**
Capital expenditures	**$ 655,120**	**$ 103,069**	**$ 35,178**	**$ 4,885**	**$ 798,252**

		TDS Telecom			
Year Ended or at December 31, 2003	U.S. Cellular	ILEC	CLEC	All Other[1]	Total
(Dollars in thousands)					
Operating revenues	$ 2,582,783	$ 652,782	$ 213,501	$ (3,850)	$ 3,445,216
Cost of services and products	931,309	167,342	86,377	(2,143)	1,182,885
Selling, general and administrative expense	1,004,655	180,171	115,175	(1,707)	1,298,294
Operating income before depreciation, amortization and accretion and loss on assets held for sale and impairments[2]	646,819	305,269	11,949	—	964,037
Depreciation, amortization and accretion expense	432,333	130,036	33,363	—	595,732
Loss on impairment of intangible assets	49,595	—	—	—	49,595
(Gain) loss on assets held for sale	45,908	—	—	—	45,908
Loss on impairment of long-lived assets	—	351	4,563	—	4,914
Operating income (loss)	118,983	174,882	(25,977)	—	267,888
Significant noncash items:					
Investment income	52,063	875	—	216	53,154
(Loss) on investments	(5,200)	(5,000)	—	—	(10,200)
Marketable equity securities	260,188	—	—	2,512,222	2,772,410
Investment in unconsolidated entities	170,569	19,606	—	24,710	214,885
Total assets	4,945,721	1,808,511	235,329	3,203,777	10,193,338
Capital expenditures	$ 632,526	$ 111,924	$ 27,294	$ 5,223	$ 776,967

Year Ended or at December 31, 2002	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	All Other[1]	Total
(Dollars in thousands)					
Operating revenues	$ 2,197,586	$ 626,787	$ 176,602	$ (2,501)	$ 2,998,474
Cost of services and products	735,273	142,618	85,909	(1,040)	962,760
Selling, general and administrative expense	829,993	186,023	124,359	(1,461)	1,138,914
Operating income before depreciation, amortization and accretion[2]	632,320	298,146	(33,666)	—	896,800
Depreciation, amortization and accretion expense	351,154	130,232	29,059	—	510,445
Operating income (loss)	281,166	167,914	(62,725)	—	386,355
Significant noncash items:					
Investment income	42,068	530	—	1,077	43,675
(Loss) on investments	(295,454)	(95,518)	—	(1,497,419)	(1,888,391)
Marketable equity securities	185,961	—	—	1,758,978	1,944,939
Investment in unconsolidated entities	161,451	18,965	—	25,579	205,995
Total assets	4,768,888	1,858,923	246,185	2,797,788	9,671,784
Capital expenditures	$ 730,645	$ 116,486	$ 51,919	$ —	$ 899,050

(1) Consists of the TDS Corporate operations, TDS Telecom intercompany eliminations, TDS Corporate and TDS Telecom marketable equity securities and all other businesses.

(2) Operating income before depreciation, amortization and accretion and loss on assets held for sale and impairments and Operating income before depreciation, amortization and accretion are measures of profit and loss used by the chief operating decision maker to review the operating performance of each reportable business segment and is reported above in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."

Year Ended December 31,	**2004**	2003	2002
(Dollars in thousands)			
Total operating income from reportable segments	**$220,751**	$ 267,888	$ 386,355
Investment and other income and expense	**(71,405)**	(137,152)	(1,942,024)
Income from continuing operations before income taxes and minority interest	**$149,346**	$ 130,736	$(1,555,669)

Reports of Management

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of Telephone and Data Systems, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America, and in management's opinion are fairly presented. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed herein their unqualified opinion on those financial statements.



LeRoy T. Carlson, Jr.
President and
Chief Executive Officer



Sandra L. Helton
Executive Vice President and
Chief Financial Officer



D. Michael Jack
Senior Vice President and
Corporate Controller

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2004. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. TDS's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of TDS; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of TDS are being made only in accordance with authorizations of management and directors of TDS; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of TDS's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of TDS's internal control over financial reporting based upon criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on management's assessment, management determined that TDS's internal control over financial reporting was effective as of December 31, 2004 based on the criteria in Internal Control-Integrated Framework issued by COSO.

TDS management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



LeRoy T. Carlson, Jr.
President and
Chief Executive Officer



Sandra L. Helton
Executive Vice President and
Chief Financial Officer



D. Michael Jack
Senior Vice President and
Corporate Controller

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Telephone and Data Systems, Inc.

We have completed an integrated audit of Telephone and Data Systems, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, common stockholders' equity and cash flows present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and its subsidiaries at December 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of Telephone and Data Systems, Inc reflect total investment in this partnership of $95,800,000 and $80,000,000 as of December 31, 2004 and 2003 and equity earnings of $43,400,000, $30,200,000 and $19,700,000 for each of the three years in the period ended December 31, 2004. The financial statements of Los Angeles SMSA Limited Partnership as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it related to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company changed its method of accounting for asset retirement obligations as a result of adopting Statement of Financial Accounting Standards No. 143 ("SFAS No. 143"), "Accounting for Asset Retirement Obligations" as of January 1, 2003. Also, as described in Note 1, on January 1, 2002, the Company changed the manner in which it accounts for goodwill and other intangible assets as a result of the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets."

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
March 11, 2005

Consolidated Quarterly Income Information (Unaudited)

(Dollars in thousands, except per share amounts)	Quarter Ended March 31	June 30	September 30	December 31
2004				
Operating revenues	$870,512	$934,588	$968,780	$946,509
Operating income[1]	73,167	110,471	74,980	(37,867)
Gain (loss) on investments	—	(1,830)	(491)	39,175
Income from continuing operations	19,732	41,394	20,800	(39,284)
Net income (loss)	$ 19,732	$ 41,394	$ 25,151	$ (37,273)
Basic weighted average shares outstanding (000s)	57,168	57,270	57,321	57,423
Basic earnings per share from continuing operations	$ 0.34	$ 0.72	$ 0.36	$ (0.69)
Discontinued operations	—	—	0.08	0.04
Basic earnings per share – net income (loss)	$ 0.34	$ 0.72	$ 0.44	$ (0.65)
Diluted weighted average shares outstanding (000s)	57,424	57,579	57,615	57,423
Diluted earnings per share from continuing operations	$ 0.34	$ 0.72	$ 0.35	$ (0.69)
Discontinued operations	—	—	0.08	0.04
Diluted earnings per share – net income (loss)	$ 0.34	$ 0.72	$ 0.43	$ (0.65)
Stock price[2]				
TDS common stock				
High	$ 74.52	$ 72.42	$ 85.07	$ 85.25
Low	62.06	64.90	68.40	71.70
Quarter-end close	70.87	71.20	84.17	76.95
Dividends paid	$ 0.165	$ 0.165	$ 0.165	$ 0.165
2003				
Operating revenues	$ 815,278	$ 857,414	$ 882,387	$ 890,137
Operating income	35,731	42,527	134,049	55,581
Gain (loss) on investments	(3,500)	(5,000)	—	(1,700)
Income (loss) from continuing operations	(4,045)	(5,155)	43,416	25,790
Net income (loss)	$ (15,834)	$ (5,155)	$ 41,807	$ 25,790
Basic weighted average shares outstanding (000s)	58,594	57,474	57,420	57,397
Basic earnings per share from continuing operations	$ (0.07)	$ (0.09)	$ 0.76	$ 0.45
Discontinued operations	—	—	(0.03)	—
Cumulative effect of accounting change	(0.20)	—	—	—
Basic earnings per share – net income (loss)	$ (0.27)	$ (0.09)	$ 0.73	$ 0.45
Diluted weighted average shares outstanding (000s)	58,594	57,474	57,866	57,726
Diluted earnings per share from continuing operations	$ (0.07)	$ (0.09)	$ 0.75	$ 0.44
Discontinued operations	—	—	(0.03)	—
Cumulative effect of accounting change	(0.20)	—	—	—
Diluted earnings per share – net income (loss)	$ (0.27)	$ (0.09)	$ 0.72	$ 0.44
Stock price[2]				
TDS common stock				
High	$ 48.98	$ 51.23	$ 59.65	$ 64.02
Low	35.16	40.85	49.85	56.64
Quarter-end close	40.91	49.70	56.54	62.55
Dividends paid	$ 0.155	$ 0.155	$ 0.155	$ 0.155

(1) Operating income in the quarter ended December 31, 2004 includes loss on impairment of long-lived assets of $87.9 million and loss on impairment of intangible assets of $29.4 million. See Note 9 – Property, Plant and Equipment and Note 5 – Licenses and Goodwill for further discussions of the impairment losses.

(2) TDS's Series A Common Shares and Preferred Shares are not actively traded and therefore, quotations are not reported for such securities. Dividends on TDS's Preferred Shares have been paid quarterly since the dates of issue. The high, low and closing sales prices of the Common Shares on the AMEX are reported by the Dow Jones News Service.

Five-Year Statistical Summary

Year Ended or at December 31,	2004	2003	2002	2001	2000
(Dollars in thousands, except per share and per unit amounts)					
Wireless Operations					
Customers	4,945,000	4,409,000	4,103,000	3,461,000	3,061,000
Growth in customers from prior year-end					
Internal	627,000	447,000	310,000	354,000	483,000
Acquisitions (divestitures)	(91,000)	(141,000)	332,000	46,000	(24,000)
Total	536,000	306,000	642,000	400,000	459,000
Consolidated markets[(a)]	175	182	178	168	139
Average monthly service revenue per customer[(b)]	$ 47.15	$ 47.38	$ 47.25	$ 46.28	$ 49.21
Marketing cost per gross customer addition	$ 404	$ 380	$ 365	$ 322	$ 330
Post-pay churn rate per month	1.5%	1.5%	1.8%	1.7%	1.8%
Capital expenditures	$ 655,120	$ 632,526	$ 730,645	$ 503,334	$ 305,417
Total population[(c)]	44,391,000	46,267,000	41,048,000	28,632,000	24,912,000
Wireline Operations					
Incumbent Local Exchange Carrier					
Equivalent access lines served[(d)]	730,400	722,200	711,200	678,300	619,600
Growth in equivalent access lines from prior year-end					
Internal	8,200	11,000	5,900	13,800	26,000
Acquisitions	—	—	27,000	44,900	10,300
Total	8,200	11,000	32,900	58,700	36,300
Telephone companies	111	111	111	109	105
Plant in service per equivalent access line[(d)]	2,832	2,834	2,745	2,626	2,574
Capital expenditures	103,069	111,924	116,486	99,866	93,401
Competitive Local Exchange Carrier					
Equivalent access lines served[(d)]	426,800	364,800	291,400	192,100	112,100
Capital expenditures	$ 35,178	$ 27,294	$ 51,919	$ 96,950	$ 57,201
Financial Position					
Common share record owners	2,067	2,183	2,285	2,541	2,669
Common and Series A Common Shares outstanding (000s)	57,436	57,034	58,678	58,569	58,688
Return on average equity[(e)]	1.4%	2.0%	(30.1)%	(4.7)%	3.6%
Price/earnings ratio[(f)]	105.4	61.3	n/m	n/m	47.9
Common equity	$ 3,190,748	$ 3,078,872	$ 3,042,222	$ 3,518,924	$ 3,936,067
Common equity per share	55.55	53.98	51.85	60.08	67.07
Total assets	10,993,841	10,193,338	9,671,784	8,079,574	8,667,390
Marketable equity securities	3,398,804	2,772,410	1,944,939	2,700,230	4,121,904
Long-term debt, excluding current portion	1,974,599	1,994,913	1,641,624	1,507,764	1,172,987
Forward contracts	1,689,644	1,672,762	1,656,616	—	—
Year-end stock price	76.95	62.55	47.02	89.75	90.00
Dividends per share	$0.66	$0.62	$0.58	$0.54	$0.50

(a) Markets whose results are included in U.S. Cellular's consolidated operating results.

(b) The numerator of this calculation consists of service revenues for the respective 12-month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.

(c) Total population amounts are based on previous year Claritas estimates.

(d) An "access line" is a single or multi-party circuit between the customer's establishment and the central switching office. Access line equivalents are derived by converting high capacity data lines to the estimated capacity of one switched access line. The statistics for competitive local exchange carrier have in the past been and continue to be reported using equivalent access lines.

(e) Return on average equity is calculated by dividing income (loss) from continuing operations by the average of beginning and ending common shareholders' equity. Those amounts are taken from the Consolidated Statements of Operations and Balance Sheets. The result is shown as a percentage.

(f) Based on the year-end stock price divided by diluted earnings per share from continuing operations.

n/m = calculation not meaningful

Shareholder Information

TDS STOCK AND DIVIDEND INFORMATION

TDS's Common Shares are listed on the American Stock Exchange ("AMEX") under the symbol "TDS" and in the newspapers as "TeleData." As of January 31, 2005, TDS Common Shares were held by 2,058 record owners and the Series A Common Shares were held by 87 record owners. TDS has paid cash dividends on Common Shares since 1974, and paid dividends of $0.66 and $0.62 per Common and Series A Common Share during 2004 and 2003, respectively.

The Common Shares of United States Cellular Corporation, an 82.0%-owned subsidiary of TDS, are listed on the AMEX under the symbol "USM" and in the newspapers as "US Cellu."

DIVIDEND REINVESTMENT PLAN

Our dividend reinvestment plan provides our common and preferred shareholders with a convenient and economical way to participate in the future growth of TDS. Common and preferred shareholders of record owning ten (10) or more shares may purchase Common Shares with their reinvested dividends at a five percent discount from market price. Shares may also be purchased, at market price, on a monthly basis through optional cash payments of up to $5,000 in any calendar quarter. The initial ten (10) shares cannot be purchased directly from TDS. An authorization card and prospectus will be mailed automatically by the transfer agent to all registered record holders with ten (10) or more shares. Once enrolled in the plan, there are no brokerage commissions or service charges for purchases made under the plan.

INVESTOR RELATIONS

Our annual report, Form 10-K, prospectuses and news releases are available free of charge upon request. These materials may be obtained either online through the "Info Request" feature of the Investor Relations section of TDS's web site (www.teldta.com), or by directly contacting TDS's Investor Relations Department at the address listed below.

Inquiries concerning lost, stolen or destroyed certificates, dividends, consolidation of accounts, transferring of shares, or name and address changes, should be directed to:

Telephone and Data Systems, Inc.
Julie Mathews
Manager - Investor Relations
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5341
312.630.1908 (fax)
julie.mathews@teldta.com

Our annual report, filings with the Securities and Exchange Commission, news releases and other investor information is also available in the Investor Relations section of TDS's web site (www.teldta.com). General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Telephone and Data Systems, Inc.
Mark Steinkrauss
Vice President - Corporate Relations
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5384
312.630.1908 (fax)
mark.steinkrauss@teldta.com

ANNUAL MEETING

The Telephone and Data Systems, Inc. annual meeting of shareholders is scheduled to be held on May 5, 2005, at 10:00 a.m. Central Time in Chicago, Illinois.

PRINCIPAL COUNSEL

Sidley Austin Brown & Wood LLP, Chicago, Illinois

TRANSFER AGENT

ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, IL 60602
877.337.1575

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

Visit TDS's web site at www.teldta.com.

Glossary

Access line A line for voice, data or video reaching from a telecommunications company's central office to a point near or on a customer's site.

Access line equivalent A term used to indicate the number of equivalent access lines that one high-capacity data line such as T1 or ISDN represent. The use of access line equivalents provides a more accurate base of comparison for overall connection capacity, as well as for financial metrics such as average revenue per unit.

ADSL 2+ An advanced form of DSL technology with bandwidth that enables a greater range of services to be transmitted over existing copper line infrastructure.

CDMA (Code Division Multiple Access) A wireless digital technology in which a unique code is assigned to each word in a conversation. These codes are then scrambled and sent over a wireless channel from one wireless phone to another. CDMA's unique coding structure filters all the codes and reassembles them in the correct order so that significantly more people can carry on a separate conversation on the same frequency without causing interference or static. CDMA 1X is the next generation of CDMA technology.

Cell site An arrangement of wires and metal rods used in transmitting and receiving radio waves. In a wireless system, antennae are mounted on radio structures at cell sites. Smaller antennae are mounted on automobiles as part of a mobile phone installation and directly on portable and transportable wireless phones.

Churn rate The percentage of customers disconnecting service each month. **All-in churn** represents the percentage of the total customer base that disconnects service each month. **Post-pay churn** represents the percentage of the customer base on post-pay service plans that disconnects service each month. Post-pay service plans are those in which customers are billed in arrears for service, such as customers who are on contract.

CLEC (Competitive Local Exchange Carrier) A company that competes with the established local telecommunications company to provide voice and data communications services. CLECs were a development of the Telecommunications Act of 1996.

Digital Subscriber Line (DSL) A DSL line transmits simultaneous voice and high-speed data over existing copper telephone wires without the need of additional phone lines.

easyedge℠ U.S. Cellular's suite of wireless data services. **easy**edge consists of **easy**edge Phone Download Service, **easy**edge Picture Messaging and **easy**edge Wireless Modem Service.

Federal Communications Commission (FCC) An independent federal agency of the U.S. government, authorized by the Communications Act of 1934, responsible for managing private and commercial communications spectrum and regulating communications services in the United States.

Footprint The area in which a wireless service provider has operations or is licensed to provide service.

FTTP (Fiber-to-the-Premises) A fiber-optic network that connects directly from the carrier network to the user premises. Another fiber-optic network is FTTC (Fiber to the Curb), which connects from the carrier network to the curb, and from there to the premises by copper wire or coaxial cable.

ILEC (Incumbent Local Exchange Carrier) An independent local telephone company that formerly had the exclusive right and responsibility to provide local transmission and switching services in its designated service territory.

Major Trading Area (MTA) An area defined by the U. S. government and used by the Federal Communications Commission (FCC) to designate personal communication service market areas.

MMS (Multimedia Messaging Services) The next generation of text messaging. In addition to voice and text, audio-visual content can be exchanged allowing much richer content including, photography, voice and video clips.

PCS (Personal Communications Service) Originally meant to describe digital service offered at a higher frequency (1900 MHz) than wireless, it is now used as a generic term for all digital (versus analog) wireless.

PON (Passive Optical Network) A fiber-based network built without active electronics. Because a PON uses optical splitters rather than costly active electronics, it is less expensive to build and maintain than a network that uses active electronics. PONs are still more expensive than copper-based networks. A PON is usually used in a local loop to connect customers to the central office. BPON (Broadband Passive Optical Network) is a broadband PON.

POPs (Population equivalents) The population of a market multiplied by the percentage ownership of that market.

Roaming Use of a wireless phone outside the home-service area. Roaming can incur additional charges to the customer, depending on the customer's calling plan. If a customer roams on a different carrier's network, that customer's wireless provider pays a negotiated amount to the other carrier.

VoIP (Voice over Internet Protocol) A technology used to transmit voice over a data network using Internet Protocol, such as the Internet or intranet networks.

Wi-Fi (Wireless Fidelity) A technology that provides short-range, high-speed data connections between mobile data devices (such as laptops) and nearby Wi-Fi access points (hardware connected to a wired network).

Wireless Voice and data telecommunications technology that uses the radio-frequency spectrum rather than wires for transmitting and receiving voice, data and video signals.

Wireline A wireline telephone network versus a wireless network.

WNP (Wireless Number Portability) Number portability is a service that will enable landline and wireless phone customers to keep their existing phone number when switching from one service provider to another within the same local calling area.

Our Companies

30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602
312.630.1900
312.630.1908 (fax)

8401 Greenway Boulevard
P.O. Box 628010
Middleton, Wisconsin 53562
608.664.8300
608.664.8309 (fax)
www.teldta.com

8410 West Bryn Mawr Avenue
Suite 700
Chicago, Illinois 60631
773.399.8900
773.399.8936 (fax)
www.uscellular.com

525 Junction Road
P.O. Box 5158
Madison, Wisconsin 53717
608.664.4000
608.664.4809 (fax)
www.tdstelecom.com

525 Junction Road
Madison, Wisconsin 53717
608.663.3330
608.663.3340 (fax)
www.tdsmetro.com

1000 Uniek Drive
P.O. Box 370
Waunakee, Wisconsin 53597
608.849.1000
608.849.8264 (fax)
www.suttle-straus.com



Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602
Telephone: 312.630.1900
Fax: 312.630.1908

www.teldta.com